FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2015

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

(FreeTranslation into English from the Original Previously Issued in Portuguese)

Companhia Brasileira
de Distribuição

Individual and Consolidated
Interim Financial Information for the
Quarter Ended June 30, 2015 and
Report on Review of Interim
Financial Information

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders, Board of Directors and Management of

Companhia Brasileira de Distribuição

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Brasileira de Distribuição (the “Company”), included in the Interim Financial Information Form (ITR), for the quarter ended June 30, 2015, which comprises the balance sheet as of June 30, 2015 and the related statements of income and comprehensive income for the three and six-month periods then ended and statements of changes in shareholders’ equity and of cash flows for the six-month period then ended, including the explanatory notes.

The Company’s Management is responsible for the preparation of these individual and consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Information and international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of the Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the Interim Financial Information (ITR) referred to above was not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and international standard IAS 34, applicable to the preparation of Interim Financial Information (ITR), and presented in accordance with the standards issued by CVM.

© 2015 Deloitte Touche Tohmatsu. All rights reserved.

Other matters

Statements of value added

We have also reviewed the individual and consolidated interim statements of value added for the six-month period ended June 30, 2015, prepared under the responsibility of the Company’s Management, the presentation of which is required by the standards issued by CVM applicable to the preparation of Interim Financial Information (ITR) and considered as supplemental information for International Financial Reporting Standards - IFRS, which do not require the presentation of these statements. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, consistently with the individual and consolidated interim financial information taken as a whole.

The accompanying interim financial information has been translated into English for the convenience of readers outside Brazil

São Paulo, July 28, 2015.

DELOITTE TOUCHE TOHMATSU	Edimar Facco
Auditores Independentes	Engagement Partner

© 2015 Deloitte Touche Tohmatsu. All rights reserved.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – June 30, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Company Information
Capital Composition	2
Cash Dividends	3
Individual Interim Financial Information
Balance Sheet – Assets	4
Balance Sheet – Liabilities	5
Statement of Income	7
Statement of Comprehensive Income	8
Statement of Cash Flows	9
Statement of Changes in Shareholders’ Equity
1/1/2015 to 6/30/2015	10
1/1/2014 to 6/30/2014	11
Statement of Value Added	12
Consolidated Interim Financial Information
Balance Sheet – Assets	13
Balance Sheet – Liabilities	14
Statement of Income	16
Statement of Comprehensive Income	17
Statement of Cash Flows	18
Statement of Changes in Shareholders’ Equity
1/1/2015 to 6/30/2015	19
1/1/2014 to 6/30/2014	20
Statement of Value Added	21
Comments on the Company`s Performance	22
Notes to the Interim Financial Information	46
Other information deemed as relevant by the Company	101

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – June 30, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Number of Shares (thousand)	Current Quarter 06/30/2015
Share Capital
Common	99,680
Preferred	165,982
Total	265,662
Treasury Shares
Common	-
Preferred	233
Total	233

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – June 30, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Company Information / Cash Dividends

Event	Approval	Type	Date of Payment	Type of Share	Class of Share	Amount per share (Reais/ share)
Annual and Special Shareholders’ Meeting	4/24/2015	Dividend	4/25/2015	Commom	-	0.68899
Annual and Special Shareholders’ Meeting	4/24/2015	Dividend	4/25/2015	Preferred	-	0.75789
Board of Directors’ Meeting	5/7/2015	Dividend	5/28/2015	Commom	-	0.13636
Board of Directors’ Meeting	5/7/2015	Dividend	5/28/2015	Preferred	-	0.15000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – June 30, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Balance Sheet - Assets

R$ (in millions)
Code	Description	Current Quarter 6.30.2015	Previous Year 12.31.2014
1	Total Assets	21,155,000	23,226,000
1.01	Current Assets	3,928,000	6,118,000
1.01.01	Cash and Cash Equivalents	1,022,000	2,923,000
1.01.03	Accounts Receivable	268,000	380,000
1.01.03.01	Trade Receivables	175,000	305,000
1.01.03.02	Other Receivables	93,000	75,000
1.01.04	Inventories	2,295,000	2,487,000
1.01.06	Recoverable Taxes	132,000	105,000
1.01.06.01	Current Recoverable Taxes	132,000	105,000
1.01.07	Prepaid Expenses	89,000	41,000
1.01.08	Other Current Assets	122,000	182,000
1.01.08.01	Noncurrent Assets Held for Sales	2,000	2,000
1.01.08.03	Other	120,000	180,000
1.02	Noncurrent Assets	17,227,000	17,108,000
1.02.01	Long-term Assets	1,610,000	1,373,000
1.02.01.03	Accounts Receivable	74,000	82,000
1.02.01.03.02	Other Receivables	74,000	82,000
1.02.01.06	Deferred Taxes	28,000	56,000
1.02.01.06.01	Deferred Income Tax and Social Contribution	28,000	56,000
1.02.01.07	Prepaid Expenses	22,000	25,000
1.02.01.08	Receivables from Related Parties	518,000	398,000
1.02.01.08.01	Receivables from Associates	12,000	-
1.02.01.08.02	Receivables from Subsidiaries	468,000	358,000
1.02.01.08.04	Receivables from Other Related Parties	38,000	40,000
1.02.01.09	Other Noncurrent Assets	968,000	812,000
1.02.01.09.04	Recoverable Taxes	501,000	392,000
1.02.01.09.05	Restricted Deposits for Legal Proceedings	467,000	420,000
1.02.02	Investments	8,173,000	8,415,000
1.02.02.01	Investments in Associates and Subsidiaries	8,149,000	8,391,000
1.02.02.01.02	Investments in Subsidiaries	8,149,000	8,391,000
1.02.02.02	Investment properties	24,000	24,000
1.02.03	Property and Equipment, Net	6,230,000	6,125,000
1.02.03.01	Property and Equipment in Use	6,135,000	6,035,000
1.02.03.02	Leased Properties	28,000	25,000
1.02.03.03	In Progress	67,000	65,000
1.02.04	Intangible Assets	1,214,000	1,195,000
1.02.04.01	Intangible Assets	1,214,000	1,195,000
1.02.04.01.02	Intangible Assets	1,214,000	1,195,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – June 30, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Balance Sheet - Liabilities

R$ (in millions)
Code	Description	Current Quarter 6.30.2015	Previous Year 12.31.2014
2	Total Liabilities	21,155,000	23,226,000
2.01	Current Liabilities	6,494,000	8,825,000
2.01.01	Payroll and Related Taxes	309,000	335,000
2.01.01.01	Payroll Liabilities	53,000	60,000
2.01.01.02	Social Security Liabilities	256,000	275,000
2.01.02	Trade Payables	2,314,000	3,180,000
2.01.02.01	Local Trade Payables	2,270,000	3,113,000
2.01.02.02	Foreign Trade Payables	44,000	67,000
2.01.03	Taxes and Contributions Payable	131,000	183,000
2.01.03.01	Federal Tax Liabilities	115,000	160,000
2.01.03.01.01	Income Tax and Social Contribution	19,000	48,000
2.01.03.01.02	Other (PIS, COFINS, IOF, INSS, Funrural)	19,000	37,000
2.01.03.01.03	Taxes Payable in Installments	77,000	75,000
2.01.03.02	State Tax Liabilities	16,000	23,000
2.01.04	Borrowings and Financing	1,656,000	2,895,000
2.01.04.01	Borrowings and Financing	366,000	818,000
2.01.04.01.01	In Local Currency	193,000	770,000
2.01.04.01.02	In Foreign Currency	173,000	48,000
2.01.04.02	Debentures	1,260,000	2,052,000
2.01.04.03	Finance Lease	30,000	25,000
2.01.05	Other Liabilities	2,078,000	2,231,000
2.01.05.01	Payables to Related Parties	1,771,000	1,751,000
2.01.05.01.01	Debts with Associates	-	11,000
2.01.05.01.02	Debts with Subsidiaries	1,740,000	1,720,000
2.01.05.01.03	Debts with Controlling Shareholders	31,000	20,000
2.01.05.02	Other	307,000	480,000
2.01.05.02.01	Dividends and Interest on Capital Payable	1,000	194,000
2.01.05.02.04	Utilities	2,000	2,000
2.01.05.02.05	Rent Payable	48,000	52,000
2.01.05.02.06	Advertisement Payable	33,000	39,000
2.01.05.02.07	Pass-through to Third Parties	8,000	8,000
2.01.05.02.08	Financing Related to Acquisition of Assets	62,000	80,000
2.01.05.02.09	Deferred Revenue	34,000	4,000
2.01.05.02.11	Other Payables	119,000	101,000
2.01.06	Provisions	6,000	1,000
2.01.06.02	Other Provisions	6,000	1,000
2.01.06.02.02	Provisions for Restructuring	6,000	1,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – June 30, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Balance Sheet - Liabilities

R$ (in millions)
Code	Description	Current Quarter 6.30.2015	Previous Year 12.31.2014
2.02	Noncurrent Liabilities	3,862,000	3,821,000
2.02.01	Borrowings and Financing	2,721,000	2,631,000
2.02.01.01	Borrowings and Financing	1,697,000	1,604,000
2.02.01.01.01	In Local Currency	968,000	965,000
2.02.01.01.02	In Foreign Currency	729,000	639,000
2.02.01.02	Debentures	897,000	896,000
2.02.01.03	Finance Lease	127,000	131,000
2.02.02	Other Liabilities	608,000	642,000
2.02.02.02	Other	608,000	642,000
2.02.02.02.03	Taxes Payable in Installments	587,000	617,000
2.02.02.02.05	Financing Related to Acquisition of Assets	4,000	8,000
2.02.02.02.07	Other Accounts Payable	17,000	17,000
2.02.04	Provisions	497,000	483,000
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	497,000	483,000
2.02.04.01.01	Tax Provisions	228,000	230,000
2.02.04.01.02	Social Security and Labor Provisions	179,000	168,000
2.02.04.01.04	Civil Provisions	90,000	85,000
2.02.06	Deferred Revenue	36,000	65,000
2.02.06.02	Deferred Revenue	36,000	65,000
2.03	Shareholders’ Equity	10,799,000	10,580,000
2.03.01	Share Capital	6,805,000	6,792,000
2.03.02	Capital Reserves	291,000	282,000
2.03.02.04	Options Granted	284,000	275,000
2.03.02.07	Capital Reserve	7,000	7,000
2.03.04	Earnings Reserve	3,500,000	3,505,000
2.03.04.01	Legal Reserve	417,000	417,000
2.03.04.05	Earnings Retention Reserve	440,000	1,929,000
2.03.04.10	Expansion Reserve	2,624,000	1,135,000
2.03.04.12	Transactions with non-controlling interests	19,000	24,000
2.03.05	Retained Earnings/ Accumulated Losses	214,000	-
2.03.07	Cumulative Translation Adjustment	(9,000)	2,000
2.03.08	Other Comprehensive Income	(2,000)	(1,000)

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – June 30, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Income

R$ (in millions)
Code	Description	Year To Date Current Period 01/04/2015 to 06/30/2015	Year To Date Current Period 01/01/2015 to 06/30/2015	Year To Date Previous Period 01/04/2014 to 06/30/2014	Year To Date Previous Period 01/01/2014 to 06/30/2014
3.01	Net Sales of Goods and/or Services	5,471,000	10,985,000	5,453,000	10,853,000
3.02	Cost of Goods Sold and/or Services Sold	(3,955,000)	(8,027,000)	(3,982,000)	(7,955,000)
3.03	Gross Profit	1,516,000	2,958,000	1,471,000	2,898,000
3.04	Operating Income/Expenses	(1,259,000)	(2,325,000)	(1,020,000)	(2,022,000)
3.04.01	Selling Expenses	(1,000,000)	(1,943,000)	(896,000)	(1,748,000)
3.04.02	General and Administrative Expenses	(105,000)	(234,000)	(121,000)	(257,000)
3.04.05	Other Operating Expenses	(187,000)	(330,000)	(147,000)	(284,000)
3.04.05.01	Depreciation/Amortization	(119,000)	(236,000)	(106,000)	(212,000)
3.04.05.02	Gain (Loss) on Disposal of Fixed Assets	(11,000)	(14,000)	(9,000)	(10,000)
3.04.05.03	Other Operating Expenses	(57,000)	(80,000)	(32,000)	(62,000)
3.04.06	Share of Profit of Subsidiaries and Associates	33,000	182,000	144,000	267,000
3.05	Profit before Financial Income (Expenses) and Taxes	257,000	633,000	451,000	876,000
3.06	Financial Income (Expenses)	(184,000)	(352,000)	(143,000)	(278,000)
3.06.01	Financial Income	60,000	132,000	43,000	104,000
3.06.02	Financial Expenses	(244,000)	(484,000)	(186,000)	(382,000)
3.07	Profit Before Income Tax and Social Contribution	73,000	281,000	308,000	598,000
3.08	Income Tax and Social Contribution	(13,000)	(29,000)	(44,000)	(90,000)
3.08.01	Current	(1,000)	(1,000)	(57,000)	(101,000)
3.08.02	Deferred	(12,000)	(28,000)	13,000	11,000
3.09	Net Income from Continued Operations	60,000	252,000	264,000	508,000
3.11	Net Income for the Period	60,000	252,000	264,000	508,000
3.99	Earnings per Share - (Reais/Share)
3.99.01	Basic Earnings per Share
3.99.01.01	Common	0.21147	0.89288	1.12412	1.80553
3.99.01.02	Preferred	0.23262	0.98217	1.23653	1.98608
3.99.02	Diluted Earnings per Share
3.99.02.01	Common	0.21147	0.89246	1.12241	1.80340
3.99.02.02	Preferred	0.23199	0.97964	1.23401	1.98166

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – June 30, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Comprehensive Income

R$ (in millions)
Code	Description	Year To Date Current Period 01/04/2015 to 06/30/2015	Year To Date Current Period 01/01/2015 to 06/30/2015	Year To Date Previous Period 01/04/2014 to 06/30/2014	Year To Date Previous Period 01/01/2014 to 06/30/2014
4.01	Net income for the Period	60,000	252,000	264,000	508,000
4.02	Other Comprehensive Income	(6,000)	(12,000)	-	-
4.02.01	Accumulative Translation Adjustment for the Period	(5,000)	(11,000)	-	-
4.02.02	Defined benefit contribution plan	(1,000)	(1,000)	-	-
4.03	Total Comprehensive Income for the Period	54,000	240,000	264,000	508,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – June 30, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Cash Flows - Indirect Method

R$ (in millions)
Code	Description	Year To Date Current Period 01/01/2015 to 06/30/2015	Year To Date Previous Period 01/01/2014 to 06/30/2014
6.01	Net Cash Provided by Operating Activities	218,000	(470,000)
6.01.01	Cash Provided by the Operations	757,000	847,000
6.01.01.01	Net Income for the Period	252,000	508,000
6.01.01.02	Deferred Income and Social Contribution Taxes (note 21)	28,000	(11,000)
6.01.01.03	Gain on Disposal of Fixed Assets	14,000	10,000
6.01.01.04	Depreciation/Amortization	260,000	231,000
6.01.01.05	Interest and Inflation Adjustments	359,000	330,000
6.01.01.06	Adjustment to Present Value	2,000	-
6.01.01.07	Share of Profit (Loss) of Subsidiaries and Associates (note 13)	(182,000)	(267,000)
6.01.01.08	Provision for Risks (note 23)	(5,000)	24,000
6.01.01.10	Share-based Payment	9,000	24,000
6.01.01.11	Allowance for Doubtful Accounts	-	(3,000)
6.01.01.13	Provision for Obsolescence/Breakage (note 10)	(2,000)	7,000
6.01.01.14	Deferred Revenue (note 25)	(20,000)	(6,000)
6.01.01.16	Other Operating Expenses	42,000	-
6.01.02	Changes in Assets and Liabilities	(539,000)	(1,317,000)
6.01.02.01	Accounts Receivable	130,000	138,000
6.01.02.02	Inventories	194,000	(61,000)
6.01.02.03	Recoverable Taxes	(122,000)	33,000
6.01.02.04	Other Assets	5,000	(62,000)
6.01.02.05	Related Parties	(159,000)	(294,000)
6.01.02.06	Restricted Deposits for Legal Proceeding	(33,000)	4,000
6.01.02.07	Trade Payables	(866,000)	(715,000)
6.01.02.08	Payroll and Related Taxes	(29,000)	(63,000)
6.01.02.09	Taxes and Social Contributions Payable	(107,000)	(208,000)
6.01.02.10	Legal claims	(12,000)	(14,000)
6.01.02.11	Other Payables	23,000	(105,000)
6.01.02.12	Deferred Revenue	21,000	30,000
6.01.02.13	Received Dividends	416,000	-
6.02	Net Cash Provided by (Used in) Investing Activities	(405,000)	(203,000)
6.02.02	Acquisition of Property and Equipment (note 15)	(344,000)	(177,000)
6.02.03	Increase in Intangible Assets (note 16)	(71,000)	(32,000)
6.02.04	Sales of Property and Equipment	10,000	6,000
6.03	Net Cash Provided by (Used in) Financing Activities	(1,714,000)	(1,310,000)
6.03.01	Capital Increase/Decrease	13,000	22,000
6.03.02	Borrowings	215,000	330,000
6.03.03	Payments (note 18)	(1,706,000)	(1,469,000)
6.03.05	Payment of Dividends	(232,000)	(186,000)
6.03.08	Transactions with Non-controlling Interest	(4,000)	(7,000)
6.05	Net Increase (Decrease) in Cash and Cash Equivalents	(1,901,000)	(1,983,000)
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	2,923,000	2,851,000
6.05.02	Cash and Cash Equivalents at the End of the Period	1,022,000	868,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – June 30, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2015 to 06/30/2015

R$ (in millions)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserve	Retained Earnings / Accumulated Losses	Other compreehensive income	Shareholders' Equity
5.01	Opening Balance	6,792,000	282,000	3,505,000	-	1,000	10,580,000
5.03	Adjusted Opening Balance	6,792,000	282,000	3,505,000	-	1,000	10,580,000
5.04	Capital Transactions with Shareholders	13,000	9,000	-	(38,000)	-	(16,000)
5.04.01	Capital Increases	13,000	-	-	-	-	13,000
5.04.03	Options Granted	-	6,000	-	-	-	6,000
5.04.06	Dividends	-	-	-	(38,000)	-	(38,000)
5.04.08	Options Granted recognized in subsidiaries	-	3,000	-	-	-	3,000
5.05	Total Comprehensive Income	-	-	-	252,000	(12,000)	240,000
5.05.01	Net Income for the Period	-	-	-	252,000	-	252,000
5.05.02	Other Comprehensive Income	-	-	-	-	(12,000)	(12,000)
5.05.02.04	Cumulative Translation Adjustment	-	-	-	-	(11,000)	(11,000)
5.05.02.06	Defined benefit plan	-	-	-	-	(1,000)	(1,000)
5.06	Internal Changes of Shareholders’ Equity	-	-	(5,000)	-	-	(5,000)
5.06.04	Transactions with Non-controlling Interests	-	-	(5,000)	-	-	(5,000)
5.07	Closing Balance	6,805,000	291,000	3,500,000	214,000	(11,000)	10,799,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – June 30, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2014 to 06/30/2014

R$ (in millions)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserve	Retained Earnings / Accumulated Losses	Other compreehensive Income	Shareholders' Equity
5.01	Opening Balance	6,764,000	233,000	2,486,000	-	-	9,483,000
5.03	Adjusted Opening Balance	6,764,000	233,000	2,486,000	-	-	9,483,000
5.04	Capital Transactions with Shareholders	22,000	24,000	-	(36,000)	-	10,000
5.04.01	Capital Increases	22,000	-	-	-	-	22,000
5.04.03	Options Granted	-	24,000	-	-	-	24,000
5.04.06	Dividends	-	-	-	(36,000)	-	(36,000)
5.05	Total Comprehensive Income	-	-	-	508,000	-	508,000
5.05.01	Net Income for the Period	-	-	-	508,000	-	508,000
5.06	Internal Changes of Shareholders’ Equity	-	-	(7,000)	-	-	(7,000)
5.06.04	Transactions with Non-controlling Interests	-	-	(7,000)	-	-	(7,000)
5.07	Closing Balance	6,786,000	257,000	2,479,000	472,000	-	9,994,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – June 30, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Value Added

R$ (in millions)
Code	Description	Year To Date Current Period 01/01/2015 to 06/30/2015	Year To Date Current Period 01/01/2014 to 06/30/2014
7.01	Revenues	11,900,000	11,806,000
7.01.01	Sales of Goods, Products and Services	11,898,000	11,779,000
7.01.02	Other Revenues	2,000	25,000
7.01.04	Allowance for/Reversal of Doubtful Accounts	-	2,000
7.02	Products Acquired from Third Parties	(9,225,000)	(9,185,000)
7.02.01	Costs of Products, Goods and Services Sold	(8,155,000)	(8,209,000)
7.02.02	Materials, Energy, Outsourced Services and Other	(1,070,000)	(976,000)
7.03	Gross Value Added	2,675,000	2,621,000
7.04	Retention	(260,000)	(231,000)
7.04.01	Depreciation and Amortization	(260,000)	(231,000)
7.05	Net Value Added Produced	2,415,000	2,390,000
7.06	Value Added Received in Transfer	314,000	371,000
7.06.01	Share of Profit of Subsidiaries and Associates	182,000	267,000
7.06.02	Financial Revenue	132,000	104,000
7.07	Total Value Added to Distribute	2,729,000	2,761,000
7.08	Distribution of Value Added	2,729,000	2,761,000
7.08.01	Personnel	1,279,000	1,142,000
7.08.01.01	Direct Compensation	868,000	774,000
7.08.01.02	Benefits	279,000	241,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	73,000	72,000
7.08.01.04	Other	59,000	55,000
7.08.02	Taxes, Fees and Contributions	456,000	496,000
7.08.02.01	Federal	290,000	380,000
7.08.02.02	State	108,000	86,000
7.08.02.03	Municipal	58,000	30,000
7.08.03	Value Distributed to Providers of Capital	742,000	615,000
7.08.03.01	Interest	484,000	382,000
7.08.03.02	Rentals	258,000	233,000
7.08.04	Value Distributed to Shareholders	252,000	508,000
7.08.04.02	Dividends	38,000	36,000
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	214,000	472,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – June 30, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolidated Interim Financial Information /Balance Sheet - Assets

R$ (in millions)
Code	Description	Current Quarter 6.30.2015	Previous Year 12.31.2014
1	Total Assets	41,637,000	45,500,000
1.01	Current Assets	19,482,000	24,133,000
1.01.01	Cash and Cash Equivalents	6,811,000	11,149,000
1.01.03	Accounts Receivable	3,005,000	3,505,000
1.01.03.01	Trade Receivables	2,662,000	3,210,000
1.01.03.02	Other Receivables	343,000	295,000
1.01.04	Inventories	8,250,000	8,405,000
1.01.06	Recoverable Taxes	991,000	808,000
1.01.06.01	Current Recoverable Taxes	991,000	808,000
1.01.07	Prepaid Expenses	255,000	130,000
1.01.08	Other Current Assets	170,000	136,000
1.01.08.01	Noncurrent Assets Held for Sales	22,000	22,000
1.01.08.03	Other	148,000	114,000
1.02	Noncurrent Assets	22,155,000	21,367,000
1.02.01	Long-term Assets	5,048,000	4,747,000
1.02.01.03	Accounts Receivable	704,000	741,000
1.02.01.03.01	Trade Receivables	78,000	105,000
1.02.01.03.02	Other Receivables	626,000	636,000
1.02.01.04	Inventories	-	172,000
1.02.01.06	Deferred Taxes	500,000	491,000
1.02.01.06.01	Deferred Income Tax and Social Contribution	500,000	491,000
1.02.01.07	Prepaid Expenses	35,000	37,000
1.02.01.08	Receivables from Related Parties	357,000	313,000
1.02.01.08.01	Receivables from Associates	25,000	8,000
1.02.01.08.04	Receivables from Other Related Parties	332,000	305,000
1.02.01.09	Other Noncurrent Assets	3,452,000	2,993,000
1.02.01.09.04	Recoverable Taxes	2,507,000	2,136,000
1.02.01.09.05	Restricted Deposits for Legal Proceedings	945,000	857,000
1.02.02	Investments	482,000	426,000
1.02.02.01	Investments in Associates	457,000	401,000
1.02.02.01.01	Investments in Associates	456,000	394,000
1.02.02.01.04	Investments in Other Interests	1,000	7,000
1.02.02.02	Investments Property	25,000	25,000
1.02.03	Property and Equipment, Net	10,023,000	9,699,000
1.02.03.01	Property and Equipment in Use	9,771,000	9,459,000
1.02.03.02	Leased Properties	86,000	74,000
1.02.03.03	In Progress	166,000	166,000
1.02.04	Intangible Assets	6,602,000	6,495,000
1.02.04.01	Intangible Assets	6,602,000	6,495,000
1.02.04.01.02	Intangible Assets	6,602,000	6,495,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – June 30, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolidated Interim Financial Information / Balance Sheet - Liabilities

R$ (in millions)
Code	Description	Current Quarter 6.30.2015	Previous Year 12.31.2014
2	Total Liabilities	41,637,000	45,500,000
2.01	Current Liabilities	19,213,000	23,848,000
2.01.01	Payroll and Related Taxes	805,000	864,000
2.01.01.01	Payroll Liabilities	143,000	162,000
2.01.01.02	Social Security Liabilities	662,000	702,000
2.01.02	Trade Payables	10,231,000	13,322,000
2.01.02.01	Local Trade Payables	10,172,000	13,229,000
2.01.02.02	Foreign Trade Payables	59,000	93,000
2.01.03	Taxes and Contributions Payable	684,000	867,000
2.01.03.01	Federal Tax Liabilities	593,000	703,000
2.01.03.01.01	Income Tax and Social Contribution	38,000	161,000
2.01.03.01.02	Other (PIS, COFINS, IOF, INSS, Funrural)	478,000	467,000
2.01.03.01.03	Taxes Payable in Installments	77,000	75,000
2.01.03.02	State Tax Liabilities	75,000	153,000
2.01.03.03	Municipal Tax Liabilities	16,000	11,000
2.01.04	Borrowings and Financing	4,773,000	6,594,000
2.01.04.01	Borrowings and Financing	3,048,000	3,888,000
2.01.04.01.01	In Local Currency	2,552,000	3,828,000
2.01.04.01.02	In Foreign Currency	496,000	60,000
2.01.04.02	Debentures	1,681,000	2,672,000
2.01.04.03	Finance Lease	44,000	34,000
2.01.05	Other Liabilities	2,712,000	2,200,000
2.01.05.01	Payables to Related Parties	1,286,000	261,000
2.01.05.01.01	Debts with Associated Companies	-	14,000
2.01.05.01.03	Debts with Controlling Shareholders	1,286,000	221,000
2.01.05.01.04	Debts with Others Related Parties	-	26,000
2.01.05.02	Other	1,426,000	1,939,000
2.01.05.02.01	Dividends and Interest on Capital Payable	1,000	321,000
2.01.05.02.04	Utilities	11,000	10,000
2.01.05.02.05	Rent Payable	92,000	115,000
2.01.05.02.06	Advertisement Payable	78,000	94,000
2.01.05.02.07	Pass-through to Third Parties	283,000	429,000
2.01.05.02.08	Financing Related to Acquisition of Assets	72,000	98,000
2.01.05.02.09	Deferred revenue	311,000	214,000
2.01.05.02.11	Accounts Payable Related to Acquisition of Companies	77,000	73,000
2.01.05.02.12	Other Payables	501,000	585,000
2.01.06	Provisions	8,000	1,000
2.01.06.02	Other Provisions	8,000	1,000
2.01.06.02.02	Provisions for Restructuring	8,000	1,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – June 30, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolidated Interim Financial Information / Balance Sheet - Liabilities

R$ (in millions)
Code	Description	Current Quarter 6.30.2015	Previous Year 12.31.2014
2.02	Noncurrent Liabilities	7,767,000	7,170,000
2.02.01	Borrowings and Financing	3,849,000	3,134,000
2.02.01.01	Borrowings and Financing	2,715,000	2,009,000
2.02.01.01.01	In Local Currency	1,444,000	1,370,000
2.02.01.01.02	In Foreign Currency	1,271,000	639,000
2.02.01.02	Debentures	897,000	896,000
2.02.01.03	Finance Lease	237,000	229,000
2.02.02	Other Liabilities	704,000	725,000
2.02.02.02	Other	704,000	725,000
2.02.02.02.03	Taxes Payable in Installments	587,000	617,000
2.02.02.02.04	Payables Related to Acquisition of Companies	62,000	57,000
2.02.02.02.05	Financing Related to Acquisition of Assets	4,000	8,000
2.02.02.02.06	Pension Plan	11,000	7,000
2.02.02.02.07	Other Payables	40,000	36,000
2.02.03	Deferred Taxes	1,214,000	1,133,000
2.02.03.01	Income Tax and Social Contribution	1,214,000	1,133,000
2.02.04	Provisions	1,310,000	1,344,000
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	1,310,000	1,344,000
2.02.04.01.01	Tax Provisions	506,000	589,000
2.02.04.01.02	Social Security and Labor Provisions	557,000	521,000
2.02.04.01.04	Civil Provisions	247,000	234,000
2.02.06	Deferred revenue	690,000	834,000
2.02.06.02	Deferred revenue	690,000	834,000
2.03	Consolidated Shareholders’ Equity	14,657,000	14,482,000
2.03.01	Share Capital	6,805,000	6,792,000
2.03.02	Capital Reserves	291,000	282,000
2.03.02.04	Options Granted	284,000	275,000
2.03.02.07	Capital Reserve	7,000	7,000
2.03.04	Earnings Reserve	3,500,000	3,505,000
2.03.04.01	Legal Reserve	417,000	417,000
2.03.04.05	Earnings Retention Reserve	440,000	1,929,000
2.03.04.10	Expansion Reserve	2,624,000	1,135,000
2.03.04.12	Transactions with Non-Controlling interests	19,000	24,000
2.03.05	Retained Earnings/ Accumulated Losses	214,000	-
2.03.07	Cumulative Translation Adjustment	(9,000)	2,000
2.03.08	Other Comprehensive Income	(2,000)	(1,000)
2.03.09	Non-controlling Interests	3,858,000	3,902,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – June 30, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolidated Interim Financial Information / Statement of Income

R$ (in millions)
Code	Description	Year To Date Current Period 01/04/2015 to 06/30/2015	Year To Date Current Period 01/01/2015 to 06/30/2015	Year To Date Previous Period 01/04/2014 to 06/30/2014	Year To Date Previous Period 01/01/2014 to 06/30/2014
3.01	Net Sales from Goods and/or Services	16,108,000	33,344,000	15,203,000	30,212,000
3.02	Cost of Goods Sold and/or Services Sold	(12,263,000)	(25,368,000)	(11,265,000)	(22,526,000)
3.03	Gross Profit	3,845,000	7,976,000	3,938,000	7,686,000
3.04	Operating Income/Expenses	(3,457,000)	(6,902,000)	(3,065,000)	(5,979,000)
3.04.01	Selling Expenses	(2,769,000)	(5,485,000)	(2,512,000)	(4,884,000)
3.04.02	General and Administrative Expenses	(397,000)	(855,000)	(324,000)	(669,000)
3.04.05	Other Operating Expenses	(325,000)	(624,000)	(256,000)	(475,000)
3.04.05.01	Depreciation/Amortization	(240,000)	(471,000)	(191,000)	(383,000)
3.04.05.02	Income Related to Fixed Assets	(23,000)	(38,000)	(24,000)	(24,000)
3.04.05.03	Other Operating Expenses	(62,000)	(115,000)	(41,000)	(68,000)
3.04.06	Share of Profit of Subsidiaries and Associates	34,000	62,000	27,000	49,000
3.05	Profit before Financial Income (Expenses) and Taxes	388,000	1,074,000	873,000	1,707,000
3.06	Financial Income (Expenses), Net	(413,000)	(695,000)	(361,000)	(700,000)
3.06.01	Financial Income	236,000	452,000	154,000	333,000
3.06.02	Financial Expenses	(649,000)	(1,147,000)	(515,000)	(1,033,000)
3.07	Profit Before Income Tax and Social Contribution	(25,000)	379,000	512,000	1,007,000
3.08	Income tax and Social Contribution	(5,000)	(157,000)	(154,000)	(310,000)
3.08.01	Current	35,000	(60,000)	(125,000)	(247,000)
3.08.02	Deferred	(40,000)	(97,000)	(29,000)	(63,000)
3.09	Net Income from Continuing Operations	(30,000)	222,000	358,000	697,000
3.11	Consolidated Net Income for the Period	(30,000)	222,000	358,000	697,000
3.11.01	Attributable to Owners of the Company	60,000	252,000	264,000	508,000
3.11.02	Attributable to Non-controlling Interests	(90,000)	(30,000)	94,000	189,000
3.99	Earnings per Share - (Reais/Share)
3.99.01	Basic Earnings per Share
3.99.01.01	Common	0.21147	0.89288	1.12412	1.80553
3.99.01.02	Preferred	0.23262	0.98217	1.23653	1.98608
3.99.02	Diluted Earnings per Share
3.99.02.01	Common	0.21147	0.89246	1.12241	1.80340
3.99.02.02	Preferred	0.23199	0.97964	1.23401	1.98166

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – June 30, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolidated Interim Financial Information / Statement of Comprehensive Income

R$ (in millions)
Code	Description	Year To Date Current Period 01/04/2015 to 06/30/2015	Year To Date Current Period 01/01/2015 to 06/30/2015	Year To Date Previous Period 01/04/2014 to 06/30/2014	Year To Date Previous Period 01/01/2014 to 06/30/2014
4.01	Net Income for the Period	(30,000)	222,000	359,000	697,000
4.02	Other Comprehensive Income	(10,000)	(26,000)	-	-
4.02.01	Cumulative Translation adjustment	(8,000)	(24,000)	-	-
4.02.02	Defined Benefit Plan	(2,000)	(2,000)	-	-
4.03	Total Comprehensive Income for the Period	(40,000)	196,000	359,000	697,000
4.03.01	Attributable to Owners of the Company	54,000	240,000	264,000	508,000
4.03.02	Attributable to Non-Controlling Interests	(94,000)	(44,000)	95,000	189,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – June 30, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolidated Interim Financial Information / Statement of Cash Flows - Indirect Method

R$ (in millions)
Code	Description	Year To Date Current Period 01/01/2015 to 06/30/2015	Year To Date Previous Period 01/01/2014 to 06/30/2014
6.01	Net Cash Provided by Operating Activities	(2,459,000)	(722,000)
6.01.01	Cash from Operations	1,601,000	2,165,000
6.01.01.01	Net Income for the Period	222,000	697,000
6.01.01.02	Deferred Income Tax and Social Contribution (note 21)	97,000	63,000
6.01.01.03	Gain on Disposal of Fixed Assets	38,000	24,000
6.01.01.04	Depreciation/Amortization	537,000	433,000
6.01.01.05	Interest and Inflation Adjustments	546,000	588,000
6.01.01.06	Adjustment to Present Value	8,000	-
6.01.01.07	Share of Profit (Loss) of Subsidiaries and Associates (note 13)	(62,000)	(49,000)
6.01.01.08	Provision for Risks (note 23)	26,000	183,000
6.01.01.10	Share-based Payment	11,000	24,000
6.01.01.11	Allowance for Doubtful Accounts	251,000	215,000
6.01.01.13	Provision for Obsolescence/breakage	(10,000)	(2,000)
6.01.01.14	Deferred revenue (note 25)	(54,000)	(11,000)
6.01.01.15	Other Operating Expenses (note 29)	(9,000)	-
6.01.02	Changes in Assets and Liabilities	(4,060,000)	(2,887,000)
6.01.02.01	Accounts Receivable	352,000	(180,000)
6.01.02.02	Inventories	395,000	(80,000)
6.01.02.03	Recoverable Taxes	(440,000)	(27,000)
6.01.02.04	Other Assets	(191,000)	(213,000)
6.01.02.05	Related Parties	(177,000)	(39,000)
6.01.02.06	Restricted Deposits for Legal Proceeding	(60,000)	(55,000)
6.01.02.07	Trade Payables	(3,226,000)	(1,794,000)
6.01.02.08	Payroll and Related Taxes	(62,000)	54,000
6.01.02.09	Taxes and Social Contributions Payable	(259,000)	(307,000)
6.01.02.10	Legal Claims	(141,000)	(47,000)
6.01.02.11	Other Payables	(257,000)	(264,000)
6.01.02.12	Deferred revenue	6,000	65,000
6.02	Net Cash Provided by (Used in) Investing Activities	(945,000)	(561,000)
6.02.02	Acquisition of Property and Equipment (note 15)	(755,000)	(503,000)
6.02.03	Increase in Intangible Assets (note 16)	(231,000)	(84,000)
6.02.04	Sales of Property and Equipment	34,000	26,000
6.02.05	Net Cash From Sale of Subsidiary	7,000	-
6.03	Net Cash Provided by Financing Activities	(936,000)	(1,728,000)
6.03.01	Capital Increase/Decrease	13,000	22,000
6.03.02	Borrowings	3,134,000	2,756,000
6.03.03	Payments (note 18)	(4,835,000)	(4,313,000)
6.03.07	Transactions with non-controlling interests	(4,000)	(7,000)
6.03.08	Borrowings with Related Parties	1,114,000	-
6.03.09	Payments of Dividends	(358,000)	(186,000)
6.04	Effects of Exchange Rate Changes on Cash and Cash Equivalents	2,000	-
6.05	Increase (Decrease) in Cash and Cash Equivalents	(4,338,000)	(3,011,000)
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	11,149,000	8,367,000
6.05.02	Cash and Cash Equivalents at the End of the Period	6,811,000	5,356,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – June 30, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolidated Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2015 to 06/30/2015

R$ (in millions)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other compreehensive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening Balance	6,792,000	282,000	3,505,000	-	1,000	10,580,000	3,902,000	14,482,000
5.03	Adjusted Opening Balance	6,792,000	282,000	3,505,000	-	1,000	10,580,000	3,902,000	14,482,000
5.04	Capital Transactions with Shareholders	13,000	9,000	-	(38,000)	-	(16,000)	2,000	(14,000)
5.04.01	Capital Increases	13,000	-	-	-	-	13,000	-	13,000
5.04.03	Options Granted	-	6,000	-	-	-	6,000	-	6,000
5.04.06	Dividends	-	-	-	(38,000)	-	(38,000)	-	(38,000)
5.04.08	Capitalization of reserve	-	3,000	-	-	-	3,000	2,000	5,000
5.05	Total Comprehensive Income	-	-	-	252,000	(12,000)	240,000	(44,000)	196,000
5.05.01	Net Income for the Period	-	-	-	252,000	-	252,000	(30,000)	222,000
5.05.02	Other Comprehensive Income	-	-	-	-	(12,000)	(12,000)	(14,000)	(26,000)
5.05.02.04	Cumulative Translation Adjustment	-	-	-	-	(11,000)	(11,000)	(13,000)	(24,000)
5.05.02.06	Defined Benefit Plan	-	-	-	-	(1,000)	(1,000)	(1,000)	(2,000)
5.06	Internal Changes in Shareholders’ Equity	-	-	(5,000)	-	-	(5,000)	(2,000)	(7,000)
5.06.04	Transactions With Non-controlling interests	-	-	(5,000)	-	-	(5,000)	(2,000)	(7,000)
5.07	Closing Balance	6,805,000	291,000	3,500,000	214,000	(11,000)	10,799,000	3,858,000	14,657,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – June 30, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolidated Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2014 to 06/30/2014

R$ (in millions)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other compreehensive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening Balance	6,764,000	233,000	2,486,000	-	-	9,483,000	3,229,000	12,712,000
5.03	Adjusted Opening Balance	6,764,000	233,000	2,486,000	-	-	9,483,000	3,229,000	12,712,000
5.04	Capital Transactions with Shareholders	22,000	24,000	-	(36,000)	-	10,000	-	10,000
5.04.01	Capital Increases	22,000	-	-	-	-	22,000	-	22,000
5.04.03	Options Granted	-	24,000	-	-	-	24,000	-	24,000
5.04.06	Dividends	-	-	-	(36,000)	-	(36,000)	-	(36,000)
5.05	Total Comprehensive Income	-	-	-	508,000	-	508,000	189,000	697,000
5.05.01	Net Income for the Period	-	-	-	508,000	-	508,000	189,000	697,000
5.06	Internal Changes in Shareholders’ Equity	-	-	(7,000)	-	-	(7,000)	-	(7,000)
5.06.04	Transactions With Non-controlling interests	-	-	(7,000)	-	-	(7,000)	-	(7,000)
5.07	Closing Balance	6,786,000	257,000	2,479,000	472,000	-	9,994,000	3,418,000	13,412,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – June 30, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolidated Interim Financial Information / Statement of Value Added

R$ (in millions)
Code	Description	Year To Date Current Period 01/01/2015 to 06/30/2015	Year To Date Current Period 01/01/2014 to 06/30/2014
7.01	Revenues	36,838,000	33,304,000
7.01.01	Sales of Goods, Products and Services	37,087,000	33,506,000
7.01.02	Other Revenues	2,000	13,000
7.01.04	Allowance for/Reversal of Doubtful Accounts	(251,000)	(215,000)
7.02	Products Acquired from Third Parties	(28,671,000)	(25,800,000)
7.02.01	Costs of Products, Goods and Services Sold	(25,378,000)	(23,048,000)
7.02.02	Materials, Energy, Outsourced Services and Other	(3,293,000)	(2,752,000)
7.03	Gross Value Added	8,167,000	7,504,000
7.04	Retention	(537,000)	(433,000)
7.04.01	Depreciation and Amortization	(537,000)	(433,000)
7.05	Net Value Added Produced	7,630,000	7,071,000
7.06	Value Added Received in Transfer	514,000	382,000
7.06.01	Share of Profit of Subsidiaries and Associates	62,000	49,000
7.06.02	Financial Income	452,000	333,000
7.07	Total Value Added to Distribute	8,144,000	7,453,000
7.08	Distribution of Value Added	8,144,000	7,453,000
7.08.01	Personnel	3,539,000	3,057,000
7.08.01.01	Direct Compensation	2,567,000	2,202,000
7.08.01.02	Benefits	587,000	525,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	225,000	217,000
7.08.01.04	Other	160,000	113,000
7.08.01.04.01	Interest	160,000	113,000
7.08.02	Taxes, Fees and Contributions	2,422,000	1,907,000
7.08.02.01	Federal	1,547,000	1,208,000
7.08.02.02	State	759,000	606,000
7.08.02.03	Municipal	116,000	93,000
7.08.03	Value Distributed to Providers of Capital	1,961,000	1,792,000
7.08.03.01	Interest	1,147,000	1,033,000
7.08.03.02	Rentals	814,000	759,000
7.08.04	Value Distributed to Shareholders	222,000	697,000
7.08.04.02	Dividends	38,000	36,000
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	214,000	472,000
7.08.04.04	Noncontrolling Interest in Retained Earnings	(30,000)	189,000

São Paulo, Brazil, July 28, 2015 - GPA [BM&FBOVESPA: PCAR4 (PN); NYSE: CBD] announces its results for the second quarter of 2015 (2Q15). The comments refer to the consolidated results of the Group or of its business units. All comparisons are with the same period in 2014, except where stated otherwise.

Second quarter 2015 Results

Second quarter 2015 Results

CONSOLIDATED

▪ Net sales totaled R$16.1 billion, growing by 6.0% or, adjusted for the calendar effect, by 6.6%, with 50 stores opened in the quarter and 236 stores opened in the last 12 months;

▪ Gross margin affected by higher share of Cnova and Assaí in the sales mix. On comparable basis (1), gross margin would be 27.0%, in line with 2Q14;

▪ Solid capital structure with cash reserve of R$6.811 billion at the close of the quarter, R$1.455 billion higher than in the year-ago period;

▪ Investments of R$470 million in the quarter, up 51% from 2Q14.

FOOD BUSINESS

▪ Adjusted EBITDA margin of 7.3% at Multivarejo, a significant level that shows resilience despite the worsening economic scenario;

▪ 24 renovated Extra stores showed signs of recovery under the same-store concept and new stores will be re-inaugurated in the second half of the year;

▪ Consistent results from Assaí, with adjusted EBITDA growing 16.9%.

VIA VAREJO

▪ Gain in market share from January to May 2015, despite a scenario of falling consumption;

▪ Gross margin of 32.7%, up 130 bps, due to greater sales competitiveness as a result of higher cost efficiency;

▪ Rollout of the “Crescer Mais” Project: 45 store-in-store telephone outlets, 30 stores under the new furniture concept and 36 banner conversions, ended in the beginning of July.

CNOVA

▪ Strong GMV growth of 25.8%;

▪ Sequential improvement of EBITDA margins in France and Brazil, up 93 bps compared to 1Q15;

▪ Positive cash flow generation in the last 12 months;

▪ Excellent key commercial performance indicators: traffic increased 38.9% and mobile share represents 36.9% of total traffic.

			Consolidated (2)				Food Businesses			Via Varejo
(R$ million)(3)	2Q15	2Q14	Δ	1H15	1H14	Δ	2Q15	2Q14	Δ	2Q15	2Q14	Δ

Gross Revenue (4)	17,887	16,869	6.0%	37,087	33,506	10.7%	9,696	9,133	6.2%	4,863	6,272	-22.5%
Net Revenue (4)	16,108	15,203	6.0%	33,344	30,212	10.4%	8,953	8,412	6.4%	4,307	5,508	-21.8%
Gross Profit	3,845	3,938	-2.4%	7,976	7,686	3.8%	2,178	2,062	5.7%	1,407	1,731	-18.7%
Gross Margin	23.9%	25.9%	-200 bps	23.9%	25.4%	-150 bps	24.3%	24.5%	-20 bps	32.7%	31.4%	130 bps
Total Operating Expenses	(3,216)	(2,873)	11.9%	(6,431)	(5,596)	14.9%	(1,711)	(1,516)	12.9%	(1,146)	(1,239)	-7.5%
% of Net Revenue	20.0%	18.9%	110 bps	19.3%	18.5%	80 bps	19.1%	18.0%	110 bps	26.6%	22.5%	410 bps
EBITDA (5)	665	1,090	-39.0%	1,613	2,139	-24.6%	482	558	-13.6%	275	501	-45.0%
EBITDA Margin	4.1%	7.2%	-310 bps	4.8%	7.1%	-230 bps	5.4%	6.6%	-120 bps	6.4%	9.1%	-270 bps
Adjusted EBITDA(6)	749	1,155	-35.1%	1,766	2,232	-20.9%	554	615	-9.9%	249	509	-51.2%
Adjusted EBITDA Margin	4.7%	7.6%	-290 bps	5.3%	7.4%	-210 bps	6.2%	7.3%	-110 bps	5.8%	9.2%	-340 bps
Net Financial Revenue (Expenses)	(413)	(361)	14.4%	(695)	(700)	-0.7%	(171)	(143)	19.7%	(188)	(167)	12.3%
% of Net Revenue	2.6%	2.4%	20 bps	2.1%	2.3%	-20 bps	1.9%	1.7%	20bps	4.4%	3.0%	140 bps
Company's Net Profit	(30)	358	n.a.	222	697	-68.1%	102	182	-44.1%	21	195	-89.0%
Net Margin	-0.2%	2.4%	-260 bps	0.7%	2.3%	-160 bps	1.1%	2.2%	-110bps	0.5%	3.5%	-300 bps
Adjusted Net Income (7)	43	407	-89.4%	354	770	-54.1%	155	224	-30.5%	4	202	-98.1%
Adjusted Net Margin	0.3%	2.7%	-240 bps	1.1%	2.5%	-140 bps	1.7%	2.7%	-100 bps	0.1%	3.7%	-360 bps

(1) The international operations of Cnova have been consolidated in GPA since 3Q14, and are not reflected in 2Q14 figures. Therefore, for comparison purposes, Cnova consolidated results (Cnova Brasil and International Operations) were excluded from 2Q14 and 2Q15. (2) Includes the results of Cnova (Cnova Brasil + Cdiscount Group); (3) Totals and percentages may not add up due to rounding; All margins were calculated as a percentage of net sales; (4) Includes revenue from lease of commercial centers; (5) Earnings before interest, tax, depreciation and amortization; (6) EBITDA adjusted by the total of “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses; (7) Net Income adjusted by the total of “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses, as well as the respective effects of associated income tax. Also excluded are the effects of nonrecurring direct income tax.

Sales Performance

Net Revenue		2Q15 x 2Q14			1Q15 x 1Q14
(R$ million)	2Q15	Δ	Δ(1)	1Q15	Δ	Δ(1)
Consolidated (2)	16,108	6.0%	6.6%	17,237	14.8%	14.5%
Food Businesses	8,953	6.4%	7.6%	8,916	8.0%	7.4%
Multivarejo (3)	6,508	0.7%	2.1%	6,605	2.8%	1.9%
Assaí	2,445	25.6%	25.7%	2,312	26.3%	26.6%
Non-Food Businesses	7,172	5.3%	5.3%	8,338	23.5%	23.5%
Cnova (4)	2,848	122.0%	122.0%	2,950	125.6%	125.6%
Via Varejo (5)	4,324	-21.7%	-21.7%	5,388	-1.0%	-1.0%

	Δ Net 'Same-Store' Sales
	2Q15(1)	1Q15(1)
Consolidated (2)	-2.9%	3.7%
Multivarejo + Assaí	3.0%	3.1%
Cnova(4)	24.7%	19.5%
Via Varejo (5)	-23.5%	-2.3%

(1) Adjusted for the calendar effect except for Via Varejo and Cnova.; (2) Excludes revenue from intercompany transactions; (3) Extra and Pão de Açúcar banners. Includes revenue from the leasing of commercial centers; (4) Cnova: Cnova Brasil + Cdiscount Group. Includes revenue from commissions in the marketplace, not considering merchandise volume; (5) Includes revenue from intercompany transactions. Excluding the closure of stores to comply with the decision by Brazil’s antitrust agency CADE, the decrease would have been 20.9% in the quarter.

Sales Performance – Consolidated

▪  Consolidated net sales in the quarter totaled R$ 16.1 billion, growing 6.0% in the period and 6.6% adjusted for the calendar effect. Sales performance in the quarter was negatively affected by the effects of the comparison base: i) the World Cup, which was held during the same period in 2014; and ii) Easter, which concentrated a portion of sales in 1Q15, whereas sales were entirely concentrated in 2Q14 last year. Moreover, the more cautious approach to consumption on account of the macroeconomic environment affected performance in the quarter.

▪  Net sales grew 7.6% in the food segment (Multivarejo + Assaí), after adjusting for the calendar effect, and 5.3% in the non-food segment (Via Varejo + Cnova). Assaí and Cnova registered notable growth of 25.7% and 122.0%, respectively.

▪  The Company continued its organic expansion with the inauguration of 50 new stores in the quarter, of which 32 were Multivarejo stores (24 Minimercado Extra, 7 Minuto Pão de Açúcar and 1 Extra Supermercado) and 18 were Casas Bahia stores. A total of 236 stores were opened in the last 12 months.

Food Business (Multivarejo + Assaí)

▪  The Food segment registered net sales of R$ 9.0 billion in the quarter, driven mainly by the opening of 141 stores in the last 12 months, which included 120 convenience stores (95 Minimercado Extra and 25 Minuto Pão de Açúcar), 7 Pão de Açúcar, 4 Extra Supermercado, 9 Assaí stores and 1 drugstore;

▪  Same-store sales in the Food segment, after adjusting for the calendar effect, increased 3.0%, similar to 1Q15 growth of 3.1%, despite the 2Q14 strong comparison base;

▪  Notably, the food category maintained growth in 1Q15 and 2Q15, at around 4.0%, after adjusting for the calendar effect. This growth is the result of solid performance by Assaí and the continued trend of recovery in customer traffic and volumes at Multivarejo, reflecting its competitiveness and the assertive commercial strategies adopted since 3Q14, especially in the  Extra banner;

▪  In addition, 24 Extra stores (2 supermarkets and 22 hypermarkets) were renovated in the quarter, which were fully refurbished to offer a new concept that involves revised layout, assortment and customer service. The stores that underwent modernization showed the first signs of recovery in same-store sales, and are being monitored to evaluate the roll out of the concept.

▪  Assaí once again registered strong growth in net sales, of 25.7%, driven mainly by same-store sales which outperformed inflation and by the nine new stores opened in the last 12 months. In addition, 7 new stores are under construction and are expected to open in the 2nd half of 2015.

Via Varejo

▪  Net sales amounted to R$4.3 billion, down 21.7% from 2Q14. Excluding the effect of the closure of 46 stores since 2Q14 to comply with the CADE ruling, the decline in net sales was 20.9%. On a same-store basis, net sales decreased by 23.5%. In 2Q15, 18 Casas Bahia stores were opened, bringing total store openings to 21 in the year, 95 in the last 12 months and 109 since 1Q14;

▪  Television sales declined 56.6% in comparison with 2Q14, with a 1000 bps impact on the drop in total sales in the quarter.  The main factor behind this performance was the strong performance of television sales during the World Cup in 2Q14;

▪  In this macro scenario of a sharp decline in consumption, as reflected in the Monthly Trade Survey (PMC) conducted by IBGE, the Company gained market share in the period from January to May 2015;

▪  A series of additional measures were implemented to adapt the Company's cost structure, covering all the operations and administrative areas of the company, to mitigate the effects of inflation on fixed costs and for a lower dilution of expenses.

▪  The Company accelerated the roll-out of strategic projects, such as the “Crescer Mais” Project, which consists of the following initiatives:

-   Renovation of the Furniture category: Redesign of the sales area at stores and revamp of product lines, already implemented in 30 stores. The results of the pilot project point to growth of 1700 bps above the average growth of non-renovated stores in 2Q15. The Furniture category yields the highest gross margin for the Company;

-   Renovation of the Telephone category: Involves a complete revamp of the buying experience for customers, with better service and options to try out products. Already implemented in 45 stores.  The results of the store-in-store pilot project point to growth of 2300 bps above the average growth of non-renovated stores in 2Q15.

Cnova

The following comments are part of the Cnova sales release published on July 10, 2015.

▪  GMV in the quarter amounted to €1,154 million, up 25.8% from the year-ago period on a currency-neutral basis. Considering the foreign exchange impact of -6.5%, GMV grew 19.2%. Cdiscount's GMV increased 24.9%, and Cnova Brasil's grew 26.7% on a currency-neutral basis.

-   Marketplace GMV as a percentage of total GMV reached 18.9%, up 810 bps compared to the second quarter of 2014. During the twelve months ended June 30, 2015, active marketplace sellers grew 117.6% to almost 10,000, while the number of marketplace product offerings increased 103.6%, from 9.9 million to 20.1 million.

▪  Net sales totaled €837 million, up 17.5% from the second quarter of 2014 on a currency-neutral basis. The growth rate was 10.7% after integrating the negative exchange rate impact of -6.8%.

-   Net sales at Cdiscount were up 13.7% on a high comparison basis, driven by sales from the new international operations (+2.7%).

-   Net sales at Cnova Brazil increased by 20.5% (local currency) despite a deteriorating Brazilian macroeconomic environment.  The good level of direct sales of smartphones, home appliances and PCs was partially offset by flat television revenue. Mobile sales benefitted from a successful re-launch of Casas Bahia mobile site.

▪  Traffic was up 39% compared to the same period one year ago. This was due primarily to:

-   Cnova’s price positioning in its markets;

-   the growing success of the Click-&-Collect delivery option; and

-   the strong growth of visits coming from mobile devices, which more than doubled year-over-year and now represent 36.9% of total traffic.

▪  More than 3,600 Click-&-Collect (C&C) pick-up points were added to Cnova’s delivery network over the 12-month period since July 1, 2014. Cnova continues to leverage its parent company’s store location footprint (which are part of the Casino Group) as customers have shown they prefer the cost savings and rapid delivery of this option:

-   more than 65% of orders at Cdiscount in France are delivered via C&C;

-   the fast-track rollout in Brazil begun at the end of 2014 has resulted in the establishment of more than 400 pick-up points since the beginning of 2015;

-   at the end of June 2015, Thailand had 457 pick-up points while Colombia had 266 pick-up points.

▪  Active customers and number of items sold increased by 22.8% and 26.3%, respectively, and are strongly correlated with the growth in marketplace GMV.

	Operating Performance

	Consolidated
(R$ million)	2Q15	2Q14	Δ	1H15	1H14	Δ
Gross Revenue (1)	17,887	16,869	6.0%	37,087	33,506	10.7%
Net Revenue (1)	16,108	15,203	6.0%	33,344	30,212	10.4%
Gross Profit	3,845	3,938	-2.4%	7,976	7,686	3.8%
Gross Margin	23.9%	25.9%	-200 bps	23.9%	25.4%	-150 bps
Selling Expenses	(2,769)	(2,512)	10.3%	(5,485)	(4,884)	12.3%
General and Administrative Expenses	(397)	(324)	22.5%	(855)	(669)	27.7%
Equity Income	34	27	26.9%	62	49	26.2%
Other Operating Revenue (Expenses)	(85)	(65)	30.8%	(153)	(92)	66.0%
Total Operating Expenses	(3,216)	(2,873)	11.9%	(6,431)	(5,596)	14.9%
% of Net Revenue	20.0%	18.9%	110 bps	19.3%	18.5%	80bps
Depreciation (Logistic)	36	25	45.1%	68	50	-36.8%
EBITDA	665	1,090	-39.0%	1,613	2,139	-24.6%
EBITDA Margin	4.1%	7.2%	-310 bps	4.8%	7.1%	-230 bps
Adjusted EBITDA (2)	749	1,155	-35.1%	1,766	2,232	-20.9%
Adjusted EBITDA Margin	4.7%	7.6%	-290 bps	5.3%	7.4%	-210 bps

(1) It includes revenue from lease of commercial centers; (2) EBITDA adjusted by the line “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses.

GPA started to consolidate Cnova’s international operations in 3Q14. Therefore, for comparison purposes, note that the results of these operations were not included in the 2Q14 figures.

Gross margin came to 23.9% in the quarter, down 200 bps, due to the increased share of Cnova and Assaí in the Company’s sales mix. On comparable basis, i.e. excluding Cnova Consolidated figures (Cnova Brasil and international operations) from 2Q14 and 2Q15, gross margin would be 27.0%, in line with the same period last year.

Selling, general and administrative expenses grew 11.7% compared to 2Q14, mainly due to the consolidation of the international operations of Cnova, which were not consolidated in 2Q14, and expenses related to expansion (236 stores were opened in the last 12 months). Additionally, Growing inflation and higher electricity costs also contributed to the increase in expenses. On comparable basis, i.e. excluding Cnova Consolidated figures (Cnova Brasil and international operations) from 2Q14 and 2Q15, selling, general and administrative expenses grew 4.7% this quarter, below inflation growth in the period.

EBITDA adjusted by Other Operating Income and Expenses came to R$749 million, with margin of 4.7%, and was impacted mainly by lower operating cash generation from Via Varejo and Cnova due to softer consumption levels and higher expenses. On comparable basis, i.e. excluding Cnova Consolidated figures (Cnova Brasil and international operations) from 2Q14 and 2Q15, adjusted EBITDA would be R$803 million, with margin of 6.1%.

Multivarejo

(R$ million)	2Q15	2Q14	Δ	1H15	1H14	Δ
Gross Revenue (1)	7,050	7,034	0.2%	14,197	13,996	1.4%
Net Revenue (1)	6,508	6,465	0.7%	13,113	12,893	1.7%
Gross Profit	1,841	1,792	2.8%	3,627	3,516	3.2%
Gross Margin	28.3%	27.7%	60bps	27.7%	27.3%	40 bps
Selling Expenses	(1,249)	(1,130)	10.5%	(2,446)	(2,206)	10.9%
General and Administrative Expenses	(153)	(144)	6.3%	(308)	(303)	1.5%
Equity Income	24	19	23.9%	45	35	30.0%
Other Operating Revenue (Expenses)	(76)	(57)	34.2%	(104)	(92)	12.8%
Total Operating Expenses	(1,454)	(1,311)	10.9%	(2,812)	(2,566)	9.6%
% of Net Revenue	22.3%	20.3%	200 bps	21.4%	19.9%	150 bps
Depreciation (Logistic)	13	12	13.8%	26	23	-14.8%
EBITDA	401	492	-18.6%	842	973	-13.5%
EBITDA Margin	6.2%	7.6%	-140 bps	6.4%	7.5%	-110 bps
Adjusted EBITDA (2)	477	549	-13.1%	945	1,065	-11.2%
Adjusted EBITDA Margin	7.3%	8.5%	-120 bps	7.2%	8.3%	-110 bps

(1) It includes revenue from lease of commercial centers; (2) EBITDA adjusted by “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses.

In 2Q15, Multivarejo maintained its efforts to increase price competitiveness, especially in the Extra banner. Gross margin increased by 60 bps, mainly due to more advantageous commercial negotiations. Furthermore, the multi-format structure of Multivarejo also helped offset the price competitiveness efforts of the Extra banner by increasing the share of higher-margin formats such as Pão de Açúcar, Minimercado Extra and Minuto Pão de Açúcar, besides increasing revenue from the leasing of commercial centers.

Selling, general and administrative expenses increased 10.0% from 2Q14 and were impacted mainly by higher inflation, higher electricity costs and expenses with store expansion (132 stores opened in the last 12 months).

Since the end of 2Q15, the Company has been implementing initiatives to rationalize expenses for the coming quarters, in both the operating and administrative areas in order to mitigate the impacts of inflation and other expenses. The main initiatives were:

▪     Optimization of headcount in administrative areas;

▪     Revision of benefits for executives;

▪     Renegotiation of third-party agreements;

▪     Optimization of media investments;

▪     Group synergies: optimization and centralization of contracts; logistics; IT, multichannel platform, shared services center; and energy efficiency initiatives.

Adjusted EBITDA stood at R$477 million, with margin of 7.3%. In the quarter, other operating income and expenses are related to the restructuring, indemnities and write-off of property, plant and equipment.

Assaí

(R$ million)	2Q15	2Q14	Δ	1H15	1H14	Δ
Gross Revenue	2,646	2,099	26.1%	5,143	4,070	26.3%
Net Revenue	2,445	1,947	25.6%	4,756	3,778	25.9%
Gross Profit	337	270	24.8%	651	513	27.0%
Gross Margin	13.8%	13.9%	-10 bps	13.7%	13.6%	10 bps
Selling Expenses	(234)	(184)	27.0%	(451)	(354)	27.2%
General and Administrative Expenses	(27)	(20)	33.3%	(56)	(40)	38.3%
Other Operating Revenue (Expenses)	4	0	n.a	3	(0)	n.a
Total Operating Expenses	(257)	(204)	25.6%	(503)	(395)	27.4%
% of Net Revenue	10.5%	10.5%	0 bps	10.6%	10.4%	20 bps
Depreciation (Logistic)	1	1	92.0%	2	1	125.7%
EBITDA	81	66	23.1%	151	119	26.4%
EBITDA Margin	3.3%	3.4%	-10bps	3.2%	3.2%	0 bps
Adjusted EBITDA (1)	77	66	16.9%	147	119	23.3%
Adjusted EBITDA Margin	3.2%	3.4%	-20 bps	3.1%	3.2%	-10 bps

(1) EBITDA adjusted by “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses.

Assaí performed strongly in yet another quarter, with net sales growing 25.6% to R$2.445 billion. The performance was driven by same-store sales growth outpacing inflation, higher customer traffic and the opening of 9 stores in the last 12 months. Note that, combined with the significant organic growth, Assaí has been registering market share gains over the year.  In addition, 7 new stores are under construction and are expected to open in the second half of 2015.

Gross margin remained virtually stable from the same period in the prior year. Selling, general and administrative expenses corresponded to 10.7% of net sales, slightly up from the previous year, despite the cost pressure associated with inflation and other adjustments to fixed costs.

EBITDA adjusted for other operating income and expenses came to R$77 million in 2Q15, growing 16.9% from 2Q14. EBITDA margin came to 3.2%, in line with the previous year, despite the impacts of store expansion in the last 12 months (9 new stores).

Via Varejo(1)

(R$ million)	2Q15	2Q14	Δ	1H15	1H14	Δ
GrossRevenue	4,863	6,272	-22.5%	10,948	12,510	-12.5%
Net Revenue	4,307	5,508	-21.8%	9,678	10,951	-11.6%
GrossProfit	1,407	1,731	-18.7%	3,186	3,406	-6.5%
Gross Margin	32.7%	31.4%	130 bps	32.9%	31.1%	180 bps
Selling Expenses	(1,084)	(1,116)	-2.9%	(2,188)	(2,191)	-0.2%
General and Administrative Expenses	(99)	(123)	-18.9%	(253)	(252)	0.2%
Equity Income	10	8	26.7%	17	14	16.8%
Other Operating Revenue (Expenses)	26	(9)	n.a	32	(1)	n.a
Total Operating Expenses	(1,146)	(1,239)	-7.5%	(2,392)	(2,430)	-1.6%
% of Net Revenue	26.6%	22.5%	410 bps	24.7%	22.2%	250 bps
Depreciation (Logistic)	14	9	58.0%	28	20	-37.2%
EBITDA	275	501	-45.0%	821	996	-17.5%
EBITDA Margin	6.4%	9.1%	-270 bps	8.5%	9.1%	-60 bps
Adjusted EBITDA (2)	249	509	-51.2%	789	997	-20.8%
Adjusted EBITDA Margin	5.8%	9.2%	-340 bps	8.2%	9.1%	-90 bps

(1) Some figures in this earnings release differ from those presented in the Via Varejo release due to the effects of intercompany transactions; (2) EBITDA adjusted by the line “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses.

Gross margin expanded by 130 bps in the quarter, despite the sharp decline in consumption, due to: i) new sources of revenue from delivery and assembly, as well as synergies with other Group companies; ii) initiatives to improve efficiency in logistics and assembly implemented during 2014, whose maturation and full impact will be seen in 2015; and iii) sales mix, with a decrease in the share of televisions.

In 2Q15, a series of additional measures were implemented to adapt the Via Varejo's cost structure to mitigate the effects of inflation and for a lower dilution of fixed expenses These measures include:

▪     Headcount adjustments, with the reduction of 4,800 positions at stores, assembly facilities, distribution centers and administrative functions;

▪     Optimization of rental and utilities expenses;

▪     Optimization of marketing expenses;

▪     Improvement of freight routing, store supply and reduction of overtime at distribution centers;

▪     Closure of unprofitable stores with high operating costs;

▪     Reduction in third parties agreements costs, such as security and maintenance.

The sharp decline in sales and higher inflation in the period impacted the dilution of fixed expenses, resulting in an increase of 410 bps in total operating expenses as a percentage of sales in 2Q15.

Adjusted EBITDA stood at R$249 million in the quarter, with margin of 5.8%.

The following comments are part of the Cnova earnings release published on July 22, 2015. Amounts are in Euros, the company’s functional currency, and refer to the consolidated results of Cnova N.V on comparable basis (Cnova’s international operations are reflected in 2Q14).

Cnova

				Change Y-o-Y	France and Brazil*
(Unaudited, € millions)	2Q15	1Q15	2Q14	Reported	Vs. 1Q15	Vs. 2Q14
Gross Merchandise Value (GMV)¹	1,154.1	1,248.2	967.8	+19.2%/+25.8%**	-7.5%	+18.2%
Net Sales	836.7	915.5	755.9	+10.7%/+17.5%**	-8.7%	+9.5%
Gross Profit	107.6	113.2	106.7	+0.8%/+6.9%**	-4.7%	+1.7%
France and Brazil*	108.6	113.9	106.7	+1.7%	-4.7%	+1.7%
% of Net Sales	13.1%	12.6%	14.1%	-100 bps	+56bps	-100 bps
New countries[2]	(1.0)	(0.7)	-
SG&A	(131.3)	(141.2)	(98.0)	+34.0%	-10.1%	+25.5%
France and Brazil*	(123.0)	(136.7)	(98.0)	+25.5%	-10.1%	+25.5%
% of Net Sales	-14.9%	-15.1%	-13.0%	-189bps	+23bps	-189 bps
New countries[2]	(8.3)	(4.4)	-
Operating EBITDA[3]	(13.2)	(18.2)	16.3	-180.9%	-66.9%	-126.8%
France and Brazil*	(4.4)	(13.2)	16.3	-126.8%	-66.9%	-126.8%
% of Net Sales	-0.5%	-1.5%	+2.2%	-269 bps	+93 bps	-269 bps
New countries[2]	(8.8)	(5.0)	-
Operating EBIT[4]	(23.7)	(28.0)	8.7	-370.9%	-15.5%	-264.6%
France and Brazil*	(14.4)	(22.9)	8.7	-264.6%	-37.1%	-264.6%
% of Net Sales	-1.7%	-2.5%	1.2%	-290bps	+78 bps	-290 bps
New countries[2]	(9.3)	(5.1)	-
Net Income/(Loss)	(40.2)	(40.6)	(21.3)	+89.1%	-4.0%	+51.0%
% of Net Sales	-4.8%	-4.4%	-2.8%
Adjusted EPS (in Euros)	(0.06)	(0.06)	(0.02)

Change in Operating Working Capital5***	129.3	160.2	73.7	+55.6
Free Cash Flow6***	27.8	91.6	65.2	-37.4

Net cash/(Net financial debt)[7] (period end)	36.3	70.8	(112.9)	+149.2

* Includes France, Brazil and Holding  ** Currency neutral basis  *** Last twelve months

1) Gross Merchandise Volume (GMV) = product sales + other revenues + marketplace business volumes (calculated based on approved and sent orders) + taxes. GMV is calculated using data for orders that have been approved and sent.

2) New countries: Colombia, Ecuador, Panama, Thailand, Vietnam, Ivory Coast, Senegal, Cameroon, Burkina Faso

3) Operating EBITDA is calculated as operating profit (loss) before restructuring, initial public offering expenses, litigation, gain/(loss) from disposal of non-current assets and impairment of assets and before depreciation and amortization expense and share based payment.

4) Operating profit (loss) before restructuring, litigation, initial public offering expenses, gain / (loss) from disposal of non-current assets and impairment of assets.

5) Change in operating working capital is calculated as the sum of change in inventory, operating payables and operating receivables and other (see Cash Flow Statement).

6) Net cash from (used in) operating activities less capex (see Cash Flow Statement).

7) Calculated as the sum of (i) cash and cash equivalents and (ii) cash pool balances held in arrangements with Casino Group and presented in other current assets, less financial debt - See Non-GAAP Reconciliations section of this press release for additional information

8) France and Brazil includes Holding expenses

France and Brazil8 enjoyed significant sequential improvement in their financial results:

▪  Net sales increased +13.7% in France and +20.5% at Brazil on a constant currency basis;

▪  Gross profit from France and Brazil8 was €109 million, with an associated gross margin of 13.1% (vs. 12.6% in 1Q15). The current pricing level in both countries is stable and well adapted to the commercial environment of both countries;

▪  SG&A expenses decreased as a percentage of net sales, falling to 14.9% compared to 15.1% in 1Q15. Investments made in the 1Q15 to expand warehouse capacity both in Brazil and France are allowing the Group to keep pace with its expanded product selection and to further improve customer delivery services.

-   In terms of fulfillment costs, these increased to 8.3% of sales in 2Q15 vs 7.8% in 1Q15 and 6.6% in 2Q14 due to the:

-   impact of fast growing marketplace;

-   changed product mix coming from strong growth of large home appliances and home furnishing items sales;

-   doubling of Click-&-Collect pick-up points in Brazil: 516 at the end of June 2015 up from 210 at the end of March 2015. Roll-out in Brazil with the launch in 3Q15 of over 400 pick-up points.;

-   Tech and Content costs represented 2.7% of sales in 2Q15, down from 2.9% in 1Q15 and stable compared to 2Q14. G&A costs amounted to 1.8% of sales in 2Q15, down from 2.2% in 1Q15 and up from 1.6% in 2Q14;

-   At Cdiscount, 2Q15 SG&A costs were impacted by the opening of the last 5 new specialty web sites in 2015: Comptoirdesparfums.com (luxury beauty products) and Cornerliterie.com (bedding) opened earlier in July in addition to MonCornerKids.com and MonCornerJardin.com (garden) opened last April and Cornerhomme.com opened last May.

▪  The operating EBITDA margin increased by 93 basis points sequentially;

▪  The operating EBIT margin improved 78 basis points compared to the previous quarter.

International expansion has led to an increase in the GMV and net sales thanks to start-up operations in Africa, LatAm and South East Asia. The associated margin investment is weighing on net results as expected and according to plan.

On a last twelve month basis:

▪  The operating working capital change improved by €55.6 million.

▪  Capex increased by €29.4 million primarily due to IT investments in search engine improvements and enhanced mobile platforms. In 1H15, capex represented 2.6% of net sales, compared to 2.1% in 1H14.

▪  Free cash flow (FCF) amounted to €27.8 million and €42 million excluding FX impact.

Cnova is targeting new measures to further optimize its operating expenses on a full year basis through:

-   Continuous improvement of logistics productivity in France and Brazil;

-   Renegotiation of contracts;

-   Optimization in IT costs in France and Brazil;

-   Personal costs savings;

-   Reduction in external service provider costs.

The basic fundamentals of the Group’s underlying business activity remain strong: 2nd half 2015 GMV is targeted to continue to grow at a similar rate as during the 1st half of 2015.  Cnova is targeting for the 2nd half of 2015 an increase of net sales of 17.5%, plus or minus 1.5%, on a currency neutral basis, in line with 2Q15 net sales performance.

Indebtedness

Consolidated

(R$ million)	06.30.2015	06.30.2014

Short Term Debt	(2,462)	(2,434)
Loans and Financing	(781)	(1,054)
Debentures	(1,681)	(1,380)
Long Term Debt	(3,750)	(3,273)
Loans and Financing	(2,854)	(1,673)
Debentures	(897)	(1,600)
Total Gross Debt	(6,213)	(5,706)
Cash and Financial investments	6,811	5,379
Net Cash (Debt)	599	(327)
EBITDA (1)	4,404	4,482
Net Cash (Debt) / EBITDA(1)	0.14x	-0.07x
Payment Book - Short Term	(2,311)	(2,624)
Payment Book - Long Term	(99)	(122)
Net Debt with Payment Book	(1,811)	(3,074)
Net Debt with Payment Book / EBITDA(1)	-0.41x	-0.69x

(1) EBITDA in the last 12 months.

The Company’s net debt, including payment book operations, came to R$ 1.811 billion at the end of June 2015, compared to R$3.074 billion at the end of June 2014, for an improvement of R$1.263 billion. The Net Debt with payment books/EBITDA ratio decreased from 0.69 times in 2Q14 to 0.41 times in 2Q15.

The improved net debt reflects the positive initiatives to improve working capital, which improved by 12.5 days(2) in the gap between inventories and trade accounts payable in the quarter.

Another highlight was the lengthening of 263 days in debt maturity profile, including the payment book operation, compared to June 30 2014.

(2) In days of COGS.

Financial Result

Consolidated
(R$ million)	2Q15	2Q14	Δ	1H15	1H14	Δ

Financial Revenue	236	154	53.0%	452	333	35.6%
Financial Expenses	(649)	(515)	26.0%	(1,147)	(1,033)	11.0%
Net Financial Revenue (Expenses)	(413)	(361)	14.4%	(695)	(700)	-0.7%
% of Net Revenue	2.6%	2.4%	20 bps	2.1%	2.3%	-20 bps

Net Financial Revenue (Expenses)	(413)	(361)	14.4%	(695)	(700)	-0.7%
Charges on Net Bank Debt	(160)	(62)	158.1%	(244)	(107)	128.0%
Cost of Discount of Receivables of Payment	(79)	(83)	-4.8%	(167)	(164)	1.8%
Cost of Sale of Receivables of Credit Card	(228)	(182)	25.3%	(319)	(365)	-12.6%
Restatement of Other Assets and Liabilities	54	(34)	-258.8%	35	(64)	-154.7%

Net financial expense increased 14.4% to R$413 million in the quarter, lagging the growth in interest rates (measured by average CDI) of 21.6% between 2Q14 and 2Q15.

The main variations in net financial (income) expenses were:

▪  R$98 million increase in net bank debt charges, impacted by the lower average cash balance in the period, explained chiefly by the reduction in the frequency of anticipation of receivables;

▪  Reduction of R$4 million in the cost of sales of payment book receivables due to the lower volume of anticipation as a result of lower sales registered by Via Varejo in the quarter;

▪  R$46 million increase in cost of sales of credit card receivables, in line with the higher CDI in the period;

▪  The change in Restatement of Other Assets and Liabilities is related to inflation adjustment on recoverable taxes.

Net Income

Consolidated

(R$ million)	2Q15	2Q14	Δ	1H15	1H14	Δ

EBITDA	665	1,090	-39.0%	1,613	2,139	-24.6%
Depreciation (Logistic)	(36)	(25)	45.1%	(68)	(50)	36.8%
Depreciation and Amortization	(240)	(191)	25.5%	(471)	(383)	23.2%
Net Financial Revenue (Expenses)	(413)	(361)	14.4%	(695)	(700)	-0.7%
Income Before Income Tax	(25)	512	n.a	379	1,006	-62.4%
Income Tax	(5)	(154)	-97.1%	(157)	(310)	-49.5%
Net Income - Company	(30)	358	n.a	222	697	-68.1%
Net Margin	-0.2%	2.4%	-260 bps	0.7%	2.3%	-160 bps
Net Income - Controlling Shareholders	60	264	-77.3%	252	508	-50.4%
Net Margin - Controllings Shareholders	0.4%	1.7%	-130 bps	0.8%	1.7%	-90 bps
Other Operating Revenue (Expenses)	(85)	(65)	30.8%	(153)	(92)	66.0%
Income Tax from Other Operating Revenues (Expenses) and Income Tax from Nonrecurring	12	15	-22.6%	21	20	7.8%
Adjusted Net Income - Company (1)	43	407	-89.4%	354	770	-54.1%
Adjusted Net Margin - Company	0.3%	2.7%	-240 bps	1.1%	2.5%	-140 bps
Adjusted Net Income - Controlling Shareholders (1)	122	304	-60.0%	348	575	-39.5%
Adjusted Net Margin - Controlling Shareholders	0.8	2.0%	-120 bps	1.0%	1.9%	-90bps

(1) EBITDA adjusted by the line “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses.

The Company recorded net loss, considering the consolidation of the international operations of Cnova since 3Q14, of R$30 million in 2Q15. This result was impacted by the lower operating cash flow in the period, mainly due to the results from Cnova and Via Varejo. Moreover, the macroeconomic environment, the increase in expenses in line with or above inflation, and the hike in interest rates – measured by the average CDI, also continued to the period results.  Net income attributable to controlling shareholders and adjusted by other income and expenses amounted to R$122 million, with net margin of 0.8%.

On comparable basis, i.e. excluding the consolidated results of Cnova (Cnova Brasil and international operations) of 2Q14 and 2Q15, net income came to R$123 million, with net margin of 0.9%.

Simplified Cash Flow Statement

Consolidated

Cash Balance at beginning of period	6,145	5,350	11,149	8,367
Cash Flow from operating activities	2,181	1,091	(2,459)	(722)
EBITDA	665	1,090	1,613	2,139
Cost of Sale of Receivables	(307)	(265)	(486)	(529)
Working Capital	1,839	234	(2,479)	(2,054)
Assets and Liabilities Variation	(16)	32	(1,107)	(278)
Cash flow from investment activities	(466)	(296)	(945)	(561)
Net Investment	(466)	(296)	(952)	(561)
Acquisition and Others	-	-	7	-
Change on net cash after investments	1,715	795	(3,404)	(1,283)
Cash Flow from financing activities	(1,046)	(788)	(936)	(1,728)
Dividends payments and others	(358)	(186)	(358)	(186)
Net Payments	(688)	(602)	(578)	(1,542)
Change on net cash	668	6	(4,340)	(3,011)
Exchange rate	(2)	-	2	-
Cash Balance at end of period	6,811	5,356	6,811	5,356

Net cash (debt)	599	(327)	599	(327)

The Company ended 2Q15 with a cash balance of R$6.811 billion, an increase of R$1.455 billion from the end of 2Q14. This improvement in the cash position was due to the following factors in the last 12 months:

(i)             improvement of 12.5 days(1) in the gap between inventories and trade accounts payable;

(ii)  proceeds from the debenture issue and IPO of Cnova in the second half of 2014.

These factors enabled the Company to end the quarter with net cash of R$599 million, compared to net debt of R$327 million in the same period last year.

(1) In days of COGS.

Capital Expenditure (Capex)

	Consolidated						Food Businesses			Via Varejo
(R$ million)	2Q15	2Q14	Δ	1H15	1H14	Δ	2Q15	2Q14	Δ	2Q15	2Q14	Δ

New stores and land acquisition	122	114	7.1%	259	222	16.7%	101	87	16.7%	21	27	-23.3%
Store renovations and conversions	169	60	180.4%	293	130	124.8%	136	46	194.7%	33	14	133.8%
Infrastructure and Others	249	143	73.5%	439	242	81.5%	108	78	38.4%	66	23	185.1%
Non-cash Effect
Financing Assets	(69)	(6)	1016.8%	(4)	(6)	n.a.	(49)	(6)	695.3%	(20)	-	n.a
Total	470	311	51.0%	986	587	67.9%	295	204	44.4%	101	65	54.9%

Consolidated investments totaled R$470 million in 2Q15, up 51% from 2Q14, of which 63% was invested in the Food segment and 21% in Via Varejo.

This quarter, the Company opened 50 new stores, including 24 Minimercado Extra, 7 Minuto Pão de Açúcar, 1 Extra Supermercado and 18 Casas Bahia stores.

In line with the Company’s strategy to renovate its stores, a total of 24 Extra stores were renovated in the food segment, of which 22 were hypermarkets and 2 were supermarkets, which were refurbished to offer a new shopping concept that involves revised layout, product assortment and customer service. The renovated stores are being monitored in order to assess the rollout of renovation.

At Via Varejo, the rollout of the "Crescer Mais” project was accelerated through the following initiatives: i) renovation of the furniture category in 30 stores, which underwent a revamp of the sales area and product lines; ii) renovation of the telephone category in 45 stores, which now offer better service and product testing facility; and iii) strengthening of the Ponto Frio banner through operational improvements, optimization of financial services and conversion of stores with proper positioning to Casas Bahia. Until the beginning of July, 36 stores had been converted to Casas Bahia stores.

Dividends

Dividends 2Q15

The Board of Directors meeting held on July 28, 2015 approved the distribution of interim dividends based on the net income recorded on the balance sheet of June 30, 2015, in the amount of R$38.5 million, which corresponds to R$0.15 per preferred share and R$0.136365 per common share.

Shareholders of record on July 28, 2015 will be entitled to the dividends. As of July 29, 2015, the shares will trade ex-dividends. Dividends will be paid on August 8, 2015.

Appendix I - Definitions used in this document

Company’s Business Units: The Company’s business is divided into four units - Retail, Cash & Carry, Electro (sale of electronics and home appliances in brick-and-mortar stores) and E-commerce – grouped as follows:

Same-store sales: The basis for calculating same-store sales is defined by the sales registered in stores open for at least 12 consecutive months. Acquisitions in their first 12 months of operation are not included in the same-store calculation base.

Growth and changes: The growth and changes presented in this document refer to variations from the same period of the previous year, except where stated otherwise.

EBITDA: EBITDA is calculated in accordance with Instruction 527 issued by the Securities and Exchange Commission of Brazil (CVM) on October 4, 2012.

Adjusted EBITDA: Measure of profitability calculated by excluding Other Operating Income and Expenses from EBITDA. Management uses this measure because it believes it eliminates nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

Adjusted net income: Measure of profitability calculated as Net Income excluding Other Operating Income and Expenses and excluding the effects on Income and Social Contribution Taxes. Also excluded are the effects of nonrecurring direct income tax. Management uses this metric given its understanding that it eliminates any nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

BALANCE SHEET

ASSETS

		Consolidated			Food Businesses
(R$ million)	06.30.2015	03.31.2015	06.30.2014	06.30.2015	03.31.2015	06.30.2014
Current Assets	19,482	21,297	15,669	7,041	8,381	6,407
Cash and Marketable Securities	6,811	6,145	5,379	2,408	3,388	2,307
Accounts Receivable	2,662	4,582	2,497	151	222	158
Credit Cards	172	1,761	273	39	67	58
Payment book	1,987	2,154	2,259	-	-	-
Sales Vouchers and Others	692	768	174	104	117	79
Allowance for Doubtful Accounts	(331)	(328)	(231)	(1)	(1)	(1)
Resulting from Commercial Agreements	142	227	22	9	39	22
Inventories	8,250	8,936	6,464	3,852	4,075	3,468
Recoverable Taxes	991	865	760	213	200	174
Noncurrent Assets for Sale	22	21	26	8	8	8
Dividends Receivable	27	27	-	19	26	-
Expenses in Advance and Other Accounts Receivables	719	721	544	390	462	292
Noncurrent Assets	22,155	21,830	19,793	15,624	15,517	15,373
Long-Term Assets	5,048	4,999	4,549	2,057	2,132	2,483
Accounts Receivables	78	86	97	-	-	-
Payment Book	87	94	106	-	-	-
Allowance for Doubtful Accounts	(9)	(8)	(9)	-	-	-
Inventories	-	172	172	-	172	172
Recoverable Taxes	2,507	2,350	1,583	555	498	371
Deferred Income Tax and Social Contribution	500	505	870	84	95	351
Amounts Receivable from Related Parties	357	333	204	195	178	395
Judicial Deposits	945	880	883	578	537	528
Expenses in Advance and Others	661	673	738	644	652	666
Investments	482	447	359	313	277	243
Property and Equipment	10,023	9,832	9,187	8,482	8,350	7,913
Intangible Assets	6,602	6,552	5,699	4,771	4,757	4,735
TOTAL ASSETS	41,637	43,127	35,462	22,665	23,898	21,780

LIABILITIES

		Consolidated			Food Businesses
	06.30.2015	03.31.2015	06.30.2014	06.30.2015	03.31.2015	06.30.2014
Current Liabilities	19,213	20,833	14,597	6,812	8,128	6,499
Suppliers	10,231	10,999	6,753	3,662	3,632	2,936
Loans and Financing	781	806	1,054	418	758	997
Payment Book (CDCI)	2,311	2,526	2,624	-	-	-
Debentures	1,681	2,498	1,380	1,260	2,090	962
Payroll and Related Charges	805	926	850	432	490	412
Taxes and Social Contribution Payable	684	652	769	166	158	326
Dividends Proposed	1	321	1	1	195	1
Financing for Purchase of Fixed Assets	72	37	46	72	37	46
Rents	92	104	66	69	70	66
Acquisition of Companies	77	75	72	77	75	72
Debt with Related Parties	1,286	924	23	316	382	395
Advertisement	78	64	71	34	25	32
Provision for Restructuring	8	-	4	6	-	4
Advanced Revenue	311	236	141	119	54	35
Others	795	665	741	180	163	215
Long-Term Liabilities	7,767	7,577	7,452	5,997	6,002	5,842
Loans and Financing	2,854	2,523	1,673	2,431	2,367	1,517
Payment Book (CDCI)	99	113	122	-	-	-
Debentures	897	896	1,600	897	896	1,200
Financing for Purchase of Assets	4	4	8	4	4	8
Acquisition of Companies	62	61	118	62	61	118
Deferred Income Tax and Social Contribution	1,214	1,181	1,042	1,185	1,178	1,039
Tax Installments	587	609	974	587	609	936
Provision for Contingencies	1,310	1,370	1,346	760	747	831
Advanced Revenue	690	777	483	36	104	108
Others	51	43	85	35	35	85
Shareholders' Equity	14,657	14,717	13,413	9,857	9,767	9,439
Capital	6,805	6,793	6,786	4,708	4,639	5,059
Capital Reserves	291	286	257	291	287	257
Profit Reserves	3,714	3,692	2,952	3,714	3,684	2,952
Adjustment of Equity Valuation	(11)	(5)	-	(11)	1	-
Minority Interest	3,858	3,951	3,418	1,154	1,157	1,171
TOTAL LIABILITIES	41,637	43,127	35,462	22,665	23,898	21,780

INCOME STATEMENT

	Consolidated			Food Businesses			Multivarejo			Assaí			Via Varejo

R$ - Million	2Q15	2Q14	Δ	2Q15	2Q14	Δ	2Q15	2Q14	Δ	2Q15	2Q14	Δ	2Q15	2Q14	Δ
Gross Revenue (1)	17,887	16,869	6.0%	9,696	9,133	6.2%	7,050	7,034	0.2%	2,646	2,099	26.1%	4,863	6,272	-22.5%
Net Revenue (1)	16,108	15,203	6.0%	8,953	8,412	6.4%	6,508	6,465	0.7%	2,445	1,947	25.6%	4,307	5,508	-21.8%
Cost of Goods Sold	(12,227)	(11,240)	8.8%	(6,760)	(6,338)	6.7%	(4,654)	(4,662)	-0.2%	(2,107)	(1,676)	25.7%	(2,885)	(3,768)	-23.4%
Depreciation (Logistic)	(36)	(25)	45.1%	(14)	(12)	18.0%	(13)	(12)	13.8%	(1)	(1)	92.0%	(14)	(9)	58.0%
Gross Profit	3,845	3,938	-2.4%	2,178	2,062	5.7%	1,841	1,792	2.8%	337	270	24.8%	1,407	1,731	-18.7%
Selling Expenses	(2,769)	(2,512)	10.3%	(1,483)	(1,314)	12.8%	(1,249)	(1,130)	10.5%	(234)	(184)	27.0%	(1,084)	(1,116)	-2.9%
General and Administrative Expenses	(397)	(324)	22.5%	(180)	(164)	9.6%	(153)	(144)	6.3%	(27)	(20)	33.3%	(99)	(123)	-18.9%
Equity Income	34	27	26.9%	24	19	23.9%	24	19	23.9%	-	-	0.0%	10	8	26.7%
Other Operating Revenue (Expenses)	(85)	(65)	30.8%	(72)	(57)	27.0%	(76)	(57)	34.2%	4	0	n.a	26	(9)	n.a
Total Operating Expenses	(3,216)	(2,873)	11.9%	(1,711)	(1,516)	12.9%	(1,454)	(1,311)	10.9%	(257)	(204)	25.6%	(1,146)	(1,239)	-7.5%
Depreciation and Amortization	(240)	(191)	25.5%	(169)	(154)	9.5%	(145)	(135)	7.2%	(24)	(19)	26.5%	(45)	(34)	32.1%
Earnings before interest and Taxes - EBIT	388	873	-55.6%	298	392	-23.8%	242	345	-29.8%	56	46	20.8%	217	458	-52.7%
Financial Revenue	236	154	53.0%	111	80	38.3%	106	76	39.3%	5	4	19.2%	112	88	26.6%
Financial Expenses	(649)	(515)	26.0%	(281)	(223)	26.4%	(257)	(206)	25.1%	(24)	(17)	42.0%	(299)	(255)	17.3%
Net Financial Revenue (Expenses)	(413)	(361)	14.4%	(171)	(143)	19.7%	(151)	(130)	16.7%	(19)	(13)	49.0%	(188)	(167)	12.3%
Income Before Income Tax	(25)	512	n.a	128	249	-48.6%	91	216	-57.7%	37	33	9.8%	29	291	-90.1%
Income Tax	(5)	(154)	-97.1%	(26)	(67)	-60.8%	(14)	(56)	-74.8%	(12)	(11)	13.9%	(7)	(96)	-92.2%
Net Income - Company	(30)	358	n.a	102	182	-44.1%	77	160	-51.8%	24	22	12.8%	21	195	-89.0%
Minority Interest - Noncontrolling	(90)	94	n.a	(4)	(11)	-65.6%	(4)	(11)	-65.6%	-	-	0.0%	12	110	-89.0%
Net Income - Controlling Shareholders (2)	60	264	-77.3%	105	193	-45.3%	81	171	-52.6%	24	22	12.8%	9	84	-89.0%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	665	1,090	-39.0%	482	558	-13.6%	401	492	-18.6%	81	66	23.1%	275	501	-45.0%
Adjusted EBITDA (3)	749	1,155	-35.1%	554	615	-9.9%	477	549	-13.1%	77	66	16.9%	249	509	-51.2%

	Consolidated			Food Businesses			Multivarejo			Assaí			Via Varejo
% of Net Revenue
	2Q15	2Q14		2Q15	2Q14		2Q15	2Q14		2Q15	2Q14		2Q15	2Q14
Gross Profit	23.9%	25.9%		24.3%	24.5%		28.3%	27.7%		13.8%	13.9%		32.7%	31.4%
Selling Expenses	17.2%	16.5%		16.6%	15.6%		19.2%	17.5%		9.6%	9.5%		25.2%	20.3%
General and Administrative Expenses	2.5%	2.1%		2.0%	1.9%		2.3%	2.2%		1.1%	1.0%		2.3%	2.2%
Equity Income	0.2%	0.2%		0.3%	0.2%		0.4%	0.3%		0.0%	0.0%		0.2%	0.1%
Other Operating Revenue (Expenses)	0.5%	0.4%		0.8%	0.7%		1.2%	0.9%		0.2%	0.0%		0.6%	0.2%
Total Operating Expenses	20.0%	18.9%		19.1%	18.0%		22.3%	20.3%		10.5%	10.5%		26.6%	22.5%
Depreciation and Amortization	1.5%	1.3%		1.9%	1.8%		2.2%	2.1%		1.0%	1.0%		1.0%	0.6%
EBIT	2.4%	5.7%		3.3%	4.7%		3.7%	5.3%		2.3%	2.4%		5.0%	8.3%
Net Financial Revenue (Expenses)	2.6%	2.4%		1.9%	1.7%		2.3%	2.0%		0.8%	0.7%		4.4%	3.0%
Income Before Income Tax	0.2%	3.4%		1.4%	3.0%		1.4%	3.3%		1.5%	1.7%		0.7%	5.3%
Income Tax	0.0%	1.0%		0.3%	0.8%		0.2%	0.9%		0.5%	0.6%		0.2%	1.8%
Net Income - Company	-0.2%	2.4%		1.1%	2.2%		1.2%	2.5%		1.0%	1.1%		0.5%	3.5%
Minority Interest - noncontrolling	-0.6%	0.6%		0.0%	-0.1%		-0.1%	-0.2%		0.0%	0.0%		0.3%	2.0%
Net Income - Controlling Shareholders(2)	0.4%	1.7%		1.2%	2.3%		1.2%	2.6%		1.0%	1.1%		0.2%	1.5%
EBITDA	4.1%	7.2%		5.4%	6.6%		6.2%	7.6%		3.3%	3.4%		6.4%	9.1%
Adjusted EBITDA (3)	4.7%	7.6%		6.2%	7.3%		7.3%	8.5%		3.2%	3.4%		5.8%	9.2%
(1) Includes revenue from the leasing of commercial galleries. Figures for prior periods were reclassified for comparison purposes.
(2)Net Income after noncontrolling shareholders
(3) Adjusted EBITDA by excluding the Other Operating Revenue (Expenses), thereby eliminating nonrecurring income, expenses and other nonrecurring items.

INCOME STATEMENT
	Consolidated			Food Businesses			Multivarejo			Assaí			Via Varejo

R$ - Million	1H15	1H14	Δ	1H15	1H14	Δ	1H15	1H14	Δ	1H15	1H14	Δ	1H15	1H14	Δ
Gross Revenue (1)	37,087	33,506	10.7%	19,340	18,066	7.0%	14,197	13,996	1.4%	5,143	4,070	26.3%	10,948	12,510	-12.5%
Net Revenue (1)	33,344	30,212	10.4%	17,869	16,670	7.2%	13,113	12,893	1.7%	4,756	3,778	25.9%	9,678	10,951	-11.6%
Cost of Goods Sold	(25,300)	(22,476)	12.6%	(13,562)	(12,618)	7.5%	(9,459)	(9,354)	1.1%	(4,103)	(3,264)	25.7%	(6,464)	(7,525)	-14.1%
Depreciation (Logistic)	(68)	(50)	36.8%	(29)	(24)	19.6%	(26)	(23)	14.8%	(2)	(1)	125.7%	(28)	(20)	37.2%
Gross Profit	7,976	7,686	3.8%	4,278	4,029	6.2%	3,627	3,516	3.2%	651	513	27.0%	3,186	3,406	-6.5%
Selling Expenses	(5,485)	(4,884)	12.3%	(2,896)	(2,560)	13.1%	(2,446)	(2,206)	10.9%	(451)	(354)	27.2%	(2,188)	(2,191)	-0.2%
General and Administrative Expenses	(855)	(669)	27.7%	(364)	(344)	5.8%	(308)	(303)	1.5%	(56)	(40)	38.3%	(253)	(252)	0.2%
Equity Income	62	49	26.2%	45	35	30.0%	45	35	30.0%	-	-	0.0%	17	14	16.8%
Other Operating Revenue (Expenses)	(153)	(92)	66.0%	(100)	(92)	8.8%	(104)	(92)	12.8%	3	(0)	n.a	32	(1)	n.a
Total Operating Expenses	(6,431)	(5,596)	14.9%	(3,314)	(2,961)	12.0%	(2,812)	(2,566)	9.6%	(503)	(395)	27.4%	(2,392)	(2,430)	-1.6%
Depreciation and Amortization	(471)	(383)	23.2%	(334)	(308)	8.5%	(288)	(271)	6.2%	(46)	(37)	24.9%	(87)	(68)	27.7%
Earnings before interest and Taxes - EBIT	1,074	1,707	-37.1%	629	760	-17.2%	528	679	-22.3%	102	81	25.8%	707	908	22.1%
Financial Revenue	452	333	35.6%	217	182	18.9%	209	173	20.3%	8	9	-7.6%	178	170	4.7%
Financial Expenses	(1,147)	(1,033)	11.0%	(559)	(456)	22.4%	(510)	(422)	20.8%	(48)	(34)	42.0%	(453)	(496)	-8.7%
Net Financial Revenue (Expenses)	(695)	(700)	-0.7%	(342)	(274)	24.7%	(302)	(249)	21.2%	(40)	(25)	58.7%	(276)	(327)	15.6%
Income Before Income Tax	379	1,006	-62.4%	287	486	-40.8%	226	430	-47.5%	62	56	10.7%	431	581	25.8%
Income Tax	(157)	(310)	-49.5%	(67)	(131)	-48.5%	(46)	(112)	-58.8%	(21)	(19)	13.6%	(141)	(199)	-28.7%
Net Income - Company	222	697	-68.1%	220	354	-38.0%	179	317	-43.5%	40	37	9.3%	290	383	24.2%
Minority Interest - Noncontrolling	(30)	189	-115.9%	(7)	(17)	-57.3%	(7)	(17)	-57.3%	-	-	0.0%	164	217	24.3%
Net Income - Controlling Shareholders(2)	252	508	-50.4%	227	371	-38.9%	187	334	-44.2%	40	37	9.3%	126	166	24.1%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	1,613	2,139	-24.6%	993	1,092	-9.1%	842	973	-13.5%	151	119	26.4%	821	996	17.5%
Adjusted EBITDA (3)	1,766	2,232	-20.9%	1,093	1,184	-7.7%	945	1,065	-11.2%	147	119	23.3%	789	997	20.8%

	Consolidated			Food Businesses			Multivarejo			Assaí			Via Varejo
% Net Sales Revenue
	1H15	1H14		1H15	1H14		1H15	1H14		1H15	1H14		1H15	1H14
Gross Profit	23.9%	25.4%		23.9%	24.2%		27.7%	27.3%		13.7%	13.6%		32.9%	31.1%
Selling Expenses	16.5%	16.2%		16.2%	15.4%		18.7%	17.1%		9.5%	9.4%		22.6%	20.0%
General and Administrative Expenses	2.6%	2.2%		2.0%	2.1%		2.3%	2.4%		1.2%	1.1%		2.6%	2.3%
Equity Income	0.2%	0.2%		0.3%	0.2%		0.3%	0.3%		0.0%	0.0%		0.2%	0.1%
Other Operating Revenue (Expenses)	0.5%	0.3%		0.6%	0.6%		0.8%	0.7%		-0.1%	0.0%		-0.3%	0.0%
Total Operating Expenses	19.3%	18.5%		18.5%	17.8%		21.4%	19.9%		10.6%	10.4%		24.7%	22.2%
Depreciation and Amortization	1.4%	1.3%		1.9%	1.8%		2.2%	2.1%		1.0%	1.0%		0.9%	0.6%
EBIT	3.2%	5.7%		3.5%	4.6%		4.0%	5.3%		2.1%	2.1%		7.3%	8.3%
Net Financial Revenue (Expenses)	2.1%	2.3%		1.9%	1.6%		2.3%	1.9%		0.8%	0.7%		2.8%	3.0%
Income Before Income Tax	1.1%	3.3%		1.6%	2.9%		1.7%	3.3%		1.3%	1.5%		4.5%	5.3%
Income Tax	0.5%	1.0%		0.4%	0.8%		0.4%	0.9%		0.4%	0.5%		1.5%	1.8%
Net Income - Company	0.7%	2.3%		1.2%	2.1%		1.4%	2.5%		0.9%	1.0%		3.0%	3.5%
Minority Interest - noncontrolling	-0.1%	0.6%		0.0%	-0.1%		-0.1%	-0.1%		0.0%	0.0%		1.7%	2.0%
Net Income - Controlling Shareholders(2)	0.8%	1.7%		1.3%	2.2%		1.4%	2.6%		0.9%	1.0%		1.3%	1.5%
EBITDA	4.8%	7.1%		5.6%	6.6%		6.4%	7.5%		3.2%	3.2%		8.5%	9.1%
Adjusted EBITDA (3)	5.3%	7.4%		6.1%	7.1%		7.2%	8.3%		3.1%	3.2%		8.2%	9.1%
(1) Includes revenue from the leasing of commercial galleries. Figures for prior periods were reclassified for comparison purposes.
(2) Net Income after noncontrolling shareholders
(3) Adjusted EBITDA by excluding the Other Operating Revenue (Expenses), thereby eliminating nonrecurring income, expenses and other nonrecurring items.

STATEMENT OF CASH FLOW
(R$ million)	Consolidated
	06.30.2015	06.30.2014
Net Income for the period	222	697
Adjustment for reconciliation of net income
Deferred income tax	97	63
Gain on disposal of fixed assets	38	24
Depreciation and amortization	537	433
Interests and exchange variation	546	588
Adjustment to present value	8	-
Equity pickup	(62)	(49)
Provision for contingencies	26	183
Share-Based Compensation	11	24
Allowance for doubtful accounts	251	215
Provision for obsolescence/breakage	(10)	(2)
Deferred revenue	(54)	(11)
Other Operating Expenses	(9)	-
	1,601	2,165
Asset (Increase) decreases
Accounts receivable	352	(180)
Inventories	395	(80)
Taxes recoverable	(440)	(27)
Other Assets	(191)	(213)
Related parties	(177)	(39)
Restricted deposits for legal proceeding	(60)	(55)
	(121)	(594)
Liability (Increase) decrease
Suppliers	(3,226)	(1,794)
Payroll and charges	(62)	54
Taxes and Social contributions payable	(259)	(307)
Other Accounts Payable	(257)	(264)
Contingencies	(141)	(47)
Deferred revenue	6	65
	(3,939)	(2,293)
Net cash generated from (used in) operating activities	(2,459)	(722)

CASH FLOW FROM INVESTMENT AND FINANCING ACTIVITIES
	Consolidated
(R$ million)	06.30.2015	06.30.2014
Sale of Investments	7	-
Acquisition of property and equipment	(755)	(503)
Increase Intangible assets	(231)	(84)
Sales of property and equipment	34	26
Net cash flow investment activities	(945)	(561)

Cash flow from financing activities
Increase (decrease) of capital	13	22
Funding and refinancing	3,134	2,756
Payments	(4,835)	(4,313)
Dividend Payment	(358)	(186)
Proceeds from stock offering, net of issue costs	(4)	(7)
Intercompany loans	1,114	-
Net cash generated from (used in) financing activities	(936)	(1,728)

Monetary variation over cash and cash equivalents	2	-
Increase (decrease) in cash and cash equivalents	(4,338)	(3,011)

Cash and cash equivalents at the beginning of the year	11,149	8,367
Cash and cash equivalents at the end of the year	6,811	5,356
Change in cash and cash equivalents	(4,338)	(3,011)

	BREAKDOWN OF GROSS SALES BY BUSINESS

(R$ million)	2Q15%		2Q14%		Δ	1H15%		1H14%		Δ

Pão de Açúcar	1,735	9.7%	1,641	9.7%	5.7%	3,432	9.3%	3,228	9.6%	6.3%
Extra Supermercado	1,174	6.6%	1,243	7.4%	-5.6%	2,430	6.6%	2,504	7.5%	-2.9%
Extra Hiper	3,337	18.7%	3,515	20.8%	-5.1%	6,786	18.3%	6,996	20.9%	-3.0%
Convenience Stores (1)	247	1.4%	158	0.9%	56.6%	460	1.2%	308	0.9%	49.4%
Assaí	2,646	14.8%	2,099	12.4%	26.1%	5,143	13.9%	4,070	12.1%	26.3%
Other Businesses (2)	557	3.1%	477	2.8%	16.8%	1,089	2.9%	960	2.9%	13.4%
Food Businesses	9,696	54.2%	9,133	54.1%	6.2%	19,340	52.1%	18,066	53.9%	7.0%
Pontofrio	1,027	5.7%	1,428	8.5%	-28.1%	2,413	6.5%	2,930	8.7%	-17.7%
Casas Bahia	3,837	21.4%	4,844	28.7%	-20.8%	8,535	23.0%	9,579	28.6%	-10.9%
Cnova	3,328	18.6%	1,464	8.7%	127.3%	6,799	18.3%	2,930	8.7%	132.0%
Non-Food Businesses	8,191	45.8%	7,736	45.9%	5.9%	17,747	47.9%	15,440	46.1%	14.9%
Consolidated	17,887	100.0%	16,869	100.0%	6.0%	37,087	100.0%	33,506	100.0%	10.7%
(1) Includes M inimercado Extra and M inuto Pão de Açúcar sales.
(2) Includes Gas Station, Drugstores, Delivery sales and revenues from the leasing of commercial galleries.

	BREAKDOWN OF NET SALES BY BUSINESS

(R$ million)	2Q15%		2Q14%		Δ	1H15%		1H14%		Δ

Pão de Açúcar	1,595	9.9%	1,504	9.9%	6.1	3,157	9.5%	2,963	9.8%	6.5%
Extra Supermercado	1,104	6.9%	1,167	7.7%	-5.4	2,287	6.9%	2,356	7.8%	-2.9%
Extra Hiper	3,033	18.8%	3,179	20.9%	-4.6	6,170	18.5%	6,343	21.0%	-2.7%
Convenience Stores (1)	231	1.4%	148	1.0%	56.1	432	1.3%	290	1.0%	48.7%
Assaí	2,445	15.2%	1,947	12.8%	25.6	4,756	14.3%	3,778	12.5%	25.9%
Other Businesses (2)	546	3.4%	467	3.1%	16.8	1,068	3.2%	941	3.1%	13.4%
Food Businesses	8,953	55.6%	8,412	55.3%	6.4	17,869	53.6%	16,670	55.2%	7.2%
Pontofrio	918	5.7%	1,257	8.3%	-27.0	2,150	6.4%	2,567	8.5%	-16.2%
Casas Bahia	3,388	21.0%	4,251	28.0%	-20.3	7,528	22.6%	8,384	27.7%	-10.2%
Cnova	2,848	17.7%	1,283	8.4%	122.0	5,798	17.4%	2,591	8.6%	123.8%
Non-Food Businesses	7,155	44.4%	6,791	44.7%	5.3	15,475	46.4%	13,541	44.8%	14.3%
Consolidated	16,108	100.0%	15,203	100.0%	6.0	33,344	100.0%	30,212	100.0%	10.4%
(1) Includes M inimercado Extra and M inuto Pão de Açúcar sales.
(2) Includes Gas Station, Drugstores, Delivery sales and revenues from the leasing of commercial galleries.

SALES BREAKDOWN (% of Net Sales)

	Consolidated (1)				Food Businesses
	2Q15	2Q14	1H15	1H14	2Q15	2Q14	1H15	1H14

Cash	41.8%	40.8%	41.8%	41.8%	51.6%	52.0%	52.1%	52.7%
Credit Card	48.4%	49.2%	48.6%	48.4%	38.8%	39.2%	38.4%	38.6%
Food Voucher	5.8%	5.0%	5.6%	4.8%	9.6%	8.8%	9.5%	8.6%
Payment Book	4.0%	5.1%	4.0%	5.1%	0.0%	0.0%	0.0%	0.0%

(1) Does not include Cdiscount.

	STORE OPENINGS/CLOSINGS BY BANNER
	03/31/2015	Opened	Closed	Converted	06/30/2015

Pão de Açúcar	181	-	(1)	-	180
Extra Hiper	137	-	-	-	137
Extra Supermercado	206	1	(3)	-	204
Minimercado Extra	249	24	(13)	(2)	258
Minuto Pão de Açucar	21	7	-	2	30
Assaí	87	-	-	-	87
Other Business	241	-	(2)	-	239
Gas Station	83	-	(1)	-	82
Drugstores	158	-	(1)	-	157
Food Businesses	1,122	32	(19)	-	1,135
Pontofrio	371	-	(7)	-	364
Casas Bahia	666	18	(1)	-	683
Consolidated	2,159	50	(27)	-	2,182

Sales Area ('000 m2 )
Food Businesses	1,769				1,772
Consolidated	2,880				2,892

# of employees ('000) (1)	158				151
(1) Does not include Cdiscount employees.

2Q15 Results Conference Call and Webcast

Wednesday, July 29, 2015

10:30 a.m. (Brasília) | 9:30 a.m. (New York) | 2:30 p.m. (London)

Conference call in Portuguese (original language)

+55 (11) 2188-0155

Conference call in English (simultaneous translation)

+1 (646) 843-6054

Webcast: http://www.gpari.com.br

Replay

+55 (11) 2188-0400

Access code for Portuguese audio: GPA

Access code for English audio: GPA

http://www.gpari.com.br

Investor Relations Contacts

GPA Tel.: 55 (11) 3886-0421 Fax: 55 (11) 3884-2677 gpa.ri@gpabr.com www.gpari.com.br	Via Varejo Tel.: 55 (11) 4225-8668 Fax: 55 (11) 4225-9596 ri@viavarejo.com.br www.viavarejo.com.br/ri	Cnova Tel.: 33 (1) 5370-5590 investor@cnova.com www.cnova.com/investor-relations

The individual and parent company interim financial statements are presented in accordance with IFRS and the accounting practices adopted in Brazil and refer to the second quarter of 2015 (2Q15), except where stated otherwise, with comparisons in relation to the prior-year period.

Any and all non-accounting information or derived from non-accounting figures has not been reviewed by independent auditors.

To calculate EBITDA, we use earnings before interest, taxes, depreciation and amortization. The base used to calculate "same-store" gross sales revenue is determined by the sales made in stores open for at least 12 consecutive months and which did not remain closed for seven or more consecutive days in the period. Acquisitions in their first 12 months of operation are not included in the same-store calculation base.

GPA adopts the IPCA consumer price index as its benchmark inflation index, which is also used by the Brazilian Supermarkets Association (ABRAS), since it more accurately reflects the mix of products and brands sold by the Company. The IPCA in the 12 months ended June 2015 was 8.89%.

About GPA: GPA is Brazil’s largest retailer, with a distribution network of over 2,000 points of sale as well as electronic channels. Established in 1948 in São Paulo, it has its head office in the city and operations in 20 Brazilian states and the Federal District. With a strategy of focusing its decisions on the customer and better serving them based on their consumer profile in the wide variety of shopping experiences it offers, GPA adopts a multi-business and multi-channel platform with brick-and-mortar stores and e-commerce operations divided into five business units: Multivarejo, which operates the supermarket, hypermarket and neighborhood store formats, as well as fuel stations and drugstores, under the Pão de Açúcar and Extra banners; Assaí, which operates in the cash & carry wholesale segment; Via Varejo, with brick-and-mortar electronics and home appliance stores under the Casas Bahia and Pontofrio banners; GPA Malls, which is responsible for managing the real estate assets, expansion projects and new store openings, and the e-commerce segment Cnova, which comprises the operations of Cnova Brasil, Cdiscount in France and their international websites.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, the growth potential of the Company and the market and macroeconomic estimates are mere forecasts and were based on the expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and are thus subject to change.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

1.  Corporate information

Companhia Brasileira de Distribuição ("Company" or “CBD”), directly or through its subsidiaries (“Group” or “GPA”) engages in the retail of food, clothing, home appliances, electronics and other products through its chain of hypermarkets, supermarkets, specialized stores and department stores principally under the trade names "Pão de Açúcar, “Minuto Pão de Açúcar”, "Extra Hiper", “Extra Super”, “Minimercado Extra”, “Assai”, “Ponto Frio” and “Casas Bahia", as well as the e-commerce platforms “CasasBahia.com,” “Extra.com”, “Pontofrio.com”, “Barateiro.com”, “Partiuviagens.com” and “Cdiscount.com” and the neighborhood shopping mall brand “Conviva”. Its headquarters are located in the city of São Paulo, State of São Paulo, Brazil.

The Company’s shares are listed on the São Paulo Stock Exchange (“BM&FBovespa”) Level 1 of Corporate Governance under the ticker symbol “PCAR4” and on the New York Stock Exchange (ADR level III), under the ticker symbol “CBD”.

The Company is controlled by Wilkes Participações S.A. ("Wilkes"), which is controlled by Casino Guichard Perrachon (“Casino”).

The corporate information on the arbitration proceeding of Morzan Empreendimentos e Participações Ltda (“Morzan”) did not have any modification in comparison with the information presented in the annual financial statements for 2014, in note 1.

1.1.   Performance Commitment Agreement

The Company, its subsidiary Via Varejo S.A (“Via Varejo”) and Casa Bahia Comercial Ltda. (“CB”), jointly “Compromisers”, and the Brazilian Antitrust Agency ("CADE") entered into a Performance Commitment Agreement ("PCA") to approve the Partnership Agreement signed between CBD and CB on December 4, 2009 and amended on July 1, 2010. As the main purpose of PCA, Via Varejo had the major obligation of selling 74 stores located in 54 municipalities distributed in six states and the Federal District.

 From the 74 stores, 32 were not sold. Therefore, in accordance with the PCA, these stores had its activities ceased between May and June, 2014, with the payment of R$12 penalty. According to CADE´s authorization, after 6 months closed, 16 stores were reopened in November 2014, in accordance with the PCA.

In relation to 42 stores remaining, they were all sold between October 2013 and January 2014, through direct sales to other companies and open auctions. Sech sales were duly approved by CADE. From these 42 stores, 2 were returned in first quarter of 2015, and its activities ceased in May 2015, with penalty of R$1.

The final step of the PCA is the transfer of the 42 stores sold to the acquirers, through transfer or signing of new lease agreements with the buildings´ owners. In the first quarter of 2015, it was concluded the transfer of 10 stores sold to an acquirer, generating a gain of R$8 in the income statement of 2015.

The transfer of other stores is still in process of negotiation. Therefore, considering the negotiation failure between some acquirers and building owners for the signing of the new leasing agreements, some stores will go through new auction, and other shall have its activities ceased, accordance to CADE´s decision. Based on this fact, the Company accrued additional penalty of R$4. This process has been monitored by CADE, which has been monitoring the fulfillment of the obligation taken in the PCA, having the Company subject to present the information required.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

2.  Basis of preparation

The individual and consolidated interim financial information (“Interim Financial Information”) has been prepared in accordance with IAS 34 - Interim Financial Reporting issued by the International Accounting Standard Board (“IASB”) and CPC 21(R1) - Interim Financial Reporting issued by Comitê de Pronunciamentos Contábeis (“CPC”) and presented consistently with the standards approved and issued by the Brazilian Securities and Exchange Commission (“CVM”) applicable to the preparation of interim financial information – ITR.

The individual and consolidated interim financial information is being presented in millions of Brazilian Reais (“R$”), which is the reporting currency of the Company. The funciotional currency of subsidiaries located abroad is the Euro.

Significant accounting policies adopted in the preparation of the individual and consolidated interim  financial information are consistent with those adopted and disclosed in note 2 to the annual financial statements for the year ended December 31, 2014 dated February 12, 2015 and, therefore, should be read in conjunction with those annual financial statements.

The interim financial information for the six-month period ended June 30, 2015 was approved by the Board of Directors on July 28, 2015.

The Company has reclassified certain amounts in the statements of income and value added for the six-month period ended June 30, 2014, presented for comparison purposes, to conform them to the reporting criteria adopted in the current period. The following reclassifications were made:

	Parent Company
Balance at 6.30.2014	Published balance	GPA Malls galleries – cost	Reclassified balance
Cost of sales and/or services	(7,938)	(17)	(7,955)
Gross profit	2,915	(17)	2,898
Operating income (expenses)	(2,039)	17	(2,022)
Selling expenses	(1,765)	17	(1,748)

	Consolidated
Balance at 6.30.2014	Published balance	GPA Malls galleries – cost	Reclassified balance
Cost of goods sold and/or services	(22,503)	(23)	(22,526)
Gross profit	7,709	(23)	7,686
Operating income (expenses)	(6,002)	23	(5,979)
Selling expenses	(4,907)	23	(4,884)

2.1.   Statement of income: Costs with commercial galleries rental, which were previously recorded as recovery of selling expenses, were reclassified to "cost of goods sold and/or services sold" respectively due to an increase in the share of this activity in the Multivarejo segment and considering that the revenues of this activity ir recorded as “sales from servi  ces”, better presenting this activity in the Group’s financial statements. The Company’s management considers an appropriate procedure to adopt the current classification in order to allow comparability and a final classification of these costs.

2.2.   Statement of value added: According to the changes mentioned above, the line items that were changed in the statement of value added refer to cost of goods sold and materials, energy, outsourced services and others in the amounts of R$17 and R$23, parent company and consolidated, respectively.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

3.     Basis of consolidation

The information on the basis of consolidation did not have significant modification and was presented in the annual financial statements for 2014, in note 3.

3.1.   Interest in subsidiaries and associates:

	Direct and indirect equity interests - %
	6.30.2015		12.31.2014
Companies	Company	Indirect interest	Company	Indirect interest
Subsidiaries
Novasoc Comercial Ltda. (“Novasoc”)	10.00	-	10.00	-
Sé Supermercado Ltda. (“Sé”)	100.00	-	100.00	-
Sendas Distribuidora S.A. (“Sendas)	100.00	-	100.00	-
Bellamar Empreend. e Participações Ltda. (“Bellamar”)	100.00	-	100.00	-
GPA Malls & Properties Gestão de Ativos e Serviços Imobiliários Ltda. (“GPA M&P”)	100.00	-	100.00	-
CBD Holland B.V. (“CBD Holland”)	100.00	-	100.00	-
CBD Panamá Trading Corp. (“CBD Panamá”)	-	100.00	-	100.00
Barcelona Comércio Varejista e Atacadista S.A. (“Barcelona”)	68.86	31.14	68.86	31.14
Xantocarpa Participações Ltda. (“Xantocarpa”)	-	100.00	-	100.00
GPA 2 Empreed. e Participações Ltda. (“GPA 2”)	99.99	0.01	99.99	0.01
GPA Logística e Transporte Ltda. (“GPA Logística”)	100.00	-	100.00	-
Posto Ciara Ltda. (“Posto Ciara”)	100.00	-	100.00	-
Auto Posto Império Ltda. (“Posto Império”)	100.00	-	100.00	-
Auto Posto Duque Salim Maluf Ltda. (“Posto Duque Salim Maluf”)	100.00	-	100.00	-
Auto Posto Duque Santo André Ltda. (“Ponto Duque Santo André”)	100.00	-	100.00	-
Auto Posto Duque Lapa Ltda. (“Posto Duque Lapa”)	100.00	-	100.00	-
Nova Pontocom Comércio Eletrônico S.A (“Nova Holding”) (*)	52.34	19.05	52.34	19.05
Luxco – Marneylectro S.A.R.L (antiga Jaipur Financial Markets S.A.R.L) (“Luxco”)	2.65	68.88	2.65	68.88
Dutchco - Marneylectro B.V (antiga Jaipur Financial Markets B.V) (“Dutchco)	-	71.53	-	71.53
Cnova N.V (“Cnova Holanda”)	-	35.73	-	35.73
CNova Comércio Eletrônico S/A (”CNova Comércio Eletrônico”)	-	35.73	-	35.73
E-Hub Consult. Particip. e Com. S.A. (“E – Hub”)	-	35.73	-	35.73
Nova Experiência PontoCom S.A (“Nova Experiência”)	-	35.73	-	35.73
Cdiscount S.A (“CDiscount”)	-	35.73	-	35.73
Cnova Finança B.V (“Cnova Finança”)	-	35.73	-	35.73
Financière MSR S.A.S (“Financière”)	-	35.67	-	35.67
E-Trend SAS France (“E-Trend”)	-	35.67	-	35.67
Cdiscount AS France (CDiscount AS”)	-	35.52	-	35.52
Cdiscount Afrique S.A.S (“CDiscount Afrique”)	-	35.67	-	35.67
CD Africa SAS (“CD Africa”)	-	30.32	-	30.32
Cdiscount International BV The Netherlands (“Cdiscount Internacional”)	-	35.67	-	35.67
C-Distribution Asia Pte. Ltd. Singapore (“C-Distribution Asia”)	-	21.40	-	21.40
CLatam AS Uruguay (“CLatam”)	-	24.97	-	24.97
Cdiscount Colombia S.A.S (“CDiscount Colombia”)	-	18.20	-	18.20
C Distribution Thailand Ltd. (“C Distribution Thailand”)	-	14.98	-	14.98
E-Cavi Ltd Hong Kong (“E-Cavi”)	-	17.12	-	17.12
Cdiscount Vietnam Co Ltd. (“CDiscount Vietnam”)	-	17.12	-	17.12
Cnova France SAS (“CNova France”)	-	35.73	-	35.73
Cdiscount Côte d'Ivoire SAS Ivory Coast (“CDiscount Côte”) (**)	-	30.32	-	-
Cdiscount Sénégal SAS (“CDiscount Sénégal”) (**)	-	30.32	-	-
Cdiscount Panama S.A. (CDiscount Panama”) (**)	-	24.97	-	-
Cdiscount Cameroun SAS (“CDiscount Cameroun”) (**)	-	30.32	-	-
Ecdiscoc Comercializadora S.A.(Cdiscount Ecuador) (“Ecdiscoc Comercializadora”) (**)	-	24.96	-	-
Cdiscount Uruguay S.A. (“CDiscount Uruguay”) (**)	-	24.97	-	-
Monconerdeco.com (Cdiscount Moncorner Deco) (“Monconerdeco.com”) (**)	-	26.92	-	-
Cdiscount Moncorner (“CDiscount Moncorner”) (**)	-	35.52	-	-
3W SAS (“3W”) (**)	-	35.52	-	-
3W Santé SAS (“3W Santé”) (**)	-	32.86	-	-

 (*) Excluding treasury shares

(**) Companies consolidated into subsidiary Cdiscount, with no effects on the financial statements.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

3.     Basis of consolidation – Continued

3.1.   Interest in subsidiaries and associates – Continued

	Direct and indirect equity interests - %
	6.30.2015		12.31.2014
Companies	Company	Indirect interest	Company	Indirect interest
Subsidiaries
Via Varejo S.A. (“Via Varejo”)	43.35	-	43.35	-
Indústria de Móveis Bartira Ltda. (“Bartira”)	-	43.35	-	43.35
VVLOG Logistica Ltda. (PontoCred Negócio de Varejo Ltda.) (“VVLOG Logística”)	-	43.35	-	43.35
Globex Adm e Serviços Ltda. (“Globex Adm”)	-	43.35	-	43.35
Lake Niassa Empreend. e Participações Ltda. (“Lake Niassa”)	-	43.35	-	43.35
Globex Adm. Consórcio Ltda. (“Globex Adm. Consórcio”)	-	43.35	-	43.35

Associates
Financeira Itaú CBD S/A Crédito, Financiamento e Investimento	-	41.93	-	41.93
Banco Investcred Unibanco S.A. (“BINV”)	-	21.67	-	21.67
FIC Promotora de Vendas Ltda.	-	41.93	-	41.93

In the individual interim financial information, equity interests are calculated considering the percentage held by GPA or its subsidiaries. In the consolidated Interim financial information, the Company fully consolidates all its subsidiaries, keeping noncontrolling interests in a specific line item in shareholders’ equity.

3.2.   Associates – BINV and FIC

Investments are accounted under the equity method because these associates are entities over which the Company exercises significant influence, but not control, since (a) it is a party to the shareholders’ agreement, appointing certain officers and having veto rights in   certain relevant decisions; and (b) the power over the operating and financial decisions of BINV and FIC is held by Banco Itaú Unibanco S.A (“Itaú Unibanco”).

FIC’s summarized interim financial information is as follows:

	FIC
	6.30.2015	12.31.2014

Current assets	3,755	3,815
Noncurrent assets	42	35
Total assets	3,797	3,850

Current liabilities	2,786	2,963
Noncurrent liabilities	13	15
Shareholders’ equity	998	872
Total liabilities and shareholders’ equity	3,797	3,850

Statement of income:	6.30.2015	6.30.2014
Revenues	552	499
Operating income	216	179
Net income for the period	126	100

For the purposes of measurement of the investment in this associate, the special goodwill reserve recorded by FIC should be deducted from its shareholders’ equity, since it is Itaú Unibanco’s (controlling shareholder) exclusive right.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies

Except for the item mentioned below, the significant accounting policies adopted by the Company in the preparation of the individual and consolidated interim financial information are consistent with those adopted and disclosed in Note 4 to the financial statements for the year ended December 31, 2014 dated February 12, 2015 and therefore should be read in conjunction with those annual financial statements.

4.1.   Present value adjustment of assets and liabilities

 Until 2014, Company recorded the adjustment to presente value (“PVA”) over the credit card receivables without interest, even considering that receivables were not long term (in average due in 4 months) and the impacts not significant on the short term. The reversal of the adjustment recorded was made in the net sales, once the financing to clients is part of the Company´s business. In 2015, the accounting practice of recording PVA over the short-term credit card receivables was discontinued, because of its immateriality on quarterly and annual financial statements, high cost to control and consequent irrelevance for understanding Company’s operation.Theses balances on December 31, 2014, were R$6.

The long term assets and liabilities continue to be adjusted, considering the contractual cash flows and respective interest rate, implicit or explicit.

5.   Adoption of new standards, amendments to and interpretations of existing standards issued by the IASB and CPC and standards issued but not yet effective

With the exception of the item mentioned below, the adoption of new standards, amendments to and interpretations of existing standards issued by the IASB and CPC and standards issued but not yet effective are consistent with those adopted and disclosed in note 5 to the financial statements for the year ended December 31, 2014 dated February 12, 2015 and therefore should be read in conjunction with those annual financial statements.

In 2015, the Company began to apply the annual improvements to the IFRSs referring to the 2010-2012 and 2011-2013 Cycles issued by the IASB, which are effective for accounting periods beginning on or after July 1, 2014. The application of these improvements did not have impacts on the disclosures or on the Company’s individual and consolidated interim financial information.

6.   Significant accounting judgments, estimates and assumptions

Judgments, estimates and assumptions

The preparation of the Company’s individual and consolidated interim financial information requires Management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the reporting period; however, uncertainties about these assumptions and estimates may result in outcomes that require adjustments to the carrying amount of the affected asset or liability in future periods.

The significant assumptions and estimates for interim financial information for the six-month period ended June 30, 2015 were the same as those adopted in the individual and consolidated financial statements for the year ended December 31, 2014 dated February 12, 2015 and therefore should be read in conjunction with those annual financial statements, except for the impairment test, as described in notes 15 and 16.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

7.        Cash and cash equivalents

The detailed information on cash and cash equivalents was presented in the annual financial statements for 2014, in note 7.

		Parent Company		Consolidated
	Rate	6.30.2015	12.31.2014	6.30.2015	12.31.2014

Cash and banks - Brazil		47	131	156	384
Cash and banks - Abroad	(*)	-	-	65	368
Financial investments – Brazil	(**)	975	2,792	6,325	9,761
Financial investments - Abroad	1% (*)	-	-	265	636
		1,022	2,923	6,811	11,149

(*)From  the total cash and banks of R$ 65, R$ 22, is deposited in the Panama in United States dollars, the other part and financial investments – abroad, that are in euros,  are due to companies that form part of e-commerce segment, located abroad.

(**) Financial investments as at June 30, 2015 refer basically to repurchase agreements, yielding a weighted average rate equivalent to 101.21% of the Interbank Deposit Certificate (“CDI”) and redeemable in terms of less than 90 days as of investment date.

8.       Trade receivables

The detailed information on trade receivables was presented in the annual financial statements for 2014, in note 8.

	Parent Company		Consolidated
	6.30.2015	12.31.2014	6.30.2015	12.31.2014

Credit card companies (note 8.1)	28	57	172	220
Sales vouchers	42	75	236	169
Consumer finance - CDCI (note 8.2)	-	-	1,987	2,268
Trade receivable from cash and carry customers	-	-	192	317
Private label credit card	17	20	17	20
Receivables from related parties (note 12.2)	82	115	59	28
Estimated loss on doubtful accounts (note 8.3)	-	-	(331)	(340)
Receivables from suppliers	5	36	142	256
Other trade receivables from customers	1	2	188	272
Current	175	305	2,662	3,210

Consumer finance – CDCI (note 8.2)	-	-	87	115
Estimated losses on doubtful accounts (note 8.3)	-	-	(9)	(10)
Noncurrent	-	-	78	105
	175	305	2,740	3,315

8.1.   Credit card companies

The Company and its subsidiaries sell credit card receivables to banks or credit card companies in order to strengthen their working capital, without right of subrogation or related obligation.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

8.    Trade receivables – Continued

8.2.   Consumer finance– CDCI – Via Varejo

Refers to direct consumer credit through an intervening party (CDCI), which can be paid in up to 24 installments, however, the most frequent term is less than 12 months.

Via Varejo maintains agreements with financial institutions where it is designated as the intervening party of these operations (see note 18).

8.3.   Estimated losses on doubtful accounts

	Parent Company		Consolidated
	6.30.2015	6.30.2014	6.30.2015	6.30.2014

At the beginning of the period	-	(3)	(350)	(239)
Loss/reversal in the period	-	3	(251)	(215)
Write-off of receivables	-	-	268	214
Exchange rate changes	-	-	(7)	-
At the end of the period	-	-	(340)	(240)

Current	-	-	(331)	(231)
Noncurrent	-	-	(9)	(9)

Below is the aging list of consolidated gross receivables, by maturity period:

			Past-due receivables – Consolidated
	Total	Falling due	<30 days	30-60 days	61-90 days	>90 days

6.30.2015	3,080	2,441	200	107	93	239
12.31.2014	3,665	3,229	141	60	39	196

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

9.      Other receivables

The detailed information on other receivables was presented in the annual financial statements for  2014, in note 9.

	Parent Company		Consolidated
	6.30.2015	12.31.2014	6.30.2015	12.31.2014

Receivables from sale of fixed assets	15	11	35	45
Supplier receivables	-	-	25	30
Advances to suppliers	-	-	12	11
Rental advances	12	14	12	14
Receivables from Audax	7	7	13	13
Amounts to be reimbursed	33	29	169	145
Rental receivable	46	38	64	51
Receivable from Paes Mendonça	-	-	532	532
Receivable from sale of companies	52	54	52	54
Other	2	4	55	36
	167	157	969	931

Current	93	75	343	295
Noncurrent	74	82	626	636

10.    Inventories

The detailed information on inventories was presented in the annual financial statements for 2014, in note 10.

	Parent Company		Consolidated
	6.30.2015	12.31.2014	6.30.2015	12.31.2014

Stores	1,467	1,510	3,825	4,089
Distribution centers	836	987	4,333	4,402
Real estate inventories under construction	-	-	168	172
Estimed losses on obsolescence and breakage (note 10.1)	(8)	(10)	(76)	(86)
	2,295	2,487	8,250	8,577

Current	2,295	2,487	8,250	8,405
Noncurrent	-	-	-	172

10.1.Estimated losses on obsolescence and breakage

	Parent Company		Consolidated
	6.30.2015	6.30.2014	6.30.2015	6.30.2014

At the beginning of the period	(10)	(13)	(86)	(52)
Additions	(3)	(2)	(30)	(12)
Write-offs / reversals	5	9	40	14
At the end of the period	(8)	(6)	(76)	(50)

The noncurrent inventories amount was reclassified to current considering the delivering date of real state projects(Thera Faria Lima Pinheiros, Figue, Classic and Carpe Diem.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

11.    Recoverable taxes

The detailed information on recoverable taxes was presented in the annual financial statements for 2014, in note 11.

	Parent Company		Consolidated
	6.30.2015	12.31.2014	6.30.2015	12.31.2014
Current
State value-added tax on sales and services – ICMS (note 11.1)	79	90	594	591
Social Integration Program/ Tax for Social Security Financing-PIS/COFINS	6	9	68	54
Income Tax on Financial investments	14	3	32	20
Income Tax and Social Contribution	9	3	44	12
Social Security Contribution - INSS	24	-	45	-
Value-Added Tax - France	-	-	121	85
Others	-	-	87	46
Total current	132	105	991	808

Noncurrent
ICMS (note 11.1)	415	319	2,029	1,681
PIS/COFINS	-	-	322	308
INSS	86	73	156	147
Total noncurrent	501	392	2,507	2,136

Total	633	497	3,498	2,944

11.1.ICMS is expected to be realized as follows:

In	Parent Company	Consolidated

Up to one year	79	594
2017	73	849
2018	69	578
2019	69	384
2020	56	60
2021	85	90
After 2022	63	68
	494	2,623

Company’s management reviewed the expected future realization of ICMS using the same premises as of December 31, 2014 including changes occurred in the six-month period ended June 30, 2015.

There were no events os circumstances in six-month period ended June 30, 2015 incating the need for modifying the expected future realization of ICMS balances.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

12.    Related parties

12.1.Management and Support Comitees compensation

The expenses related to management compensation (officers appointed pursuant to the Bylaws including members of the Board of Directors and the related support comittees) recorded in the Company’s statement of income for the periods ended June 30, 2015 and 2014, were as follows:

	Base salary		Variable compensation		Stock option plan		Total
	2015	2014	2015	2014	2015	2014	2015	2014
Board of directors (*)	2	2	-	-	-	-	2	2
Executive officers	13	30	12	10	2	2	27	42
	15	32	12	10	2	2	29	44

 (*) The compensation of the Board of Directors advisory committees (Human Resources and Compensation, Audit, Finance, Sustainable Development and Corporate Governance) is included in this line.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

12.  Related parties – Continued

12.2.Balances and transactions with related parties.

                The detailed information on related parties was presented in the annual financial statements for 2014, in note 12.

	Parent company
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Sales		Purchases		Revenues (expenses)
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Controlling shareholders
Casino	-	-	-	-	1	2	29	19	-	-	-	-	(45)	(12)
Wilkes Participações	-	-	-	-	-	-	-	-	-	-	-	-	-	(1)
Euris Societé par Actions Simplifiée	-	-	-	-	-	-	2	1	-	-	-	-	(3)	-
Subsidiaries
Novasoc Comercial	-	-	-	-	-	-	2	-	-	114	-	2	1	3
Sé Supermecados	41	52	-	-	2	3	1,467	1,417	239	105	4	1	11	3
Sendas Distribuidora	40	60	223	182	22	39	-	-	174	168	122	133	54	21
Barcelona	1	2	56	17	3	9	-	-	-	-	-	-	-	-
Via Varejo	-	-	-	-	1	2	266	299	-	-	-	-	(57)	(33)
VVLOG Logística	-	-	-	-	-	-	1	1	-	-	-	-	-	(1)
Nova Pontocom	-	-	144	123	-	-	-	2	-	-	-	-	17	17
Xantocarpa	-	-	5	1	-	1	-	-	-	-	-	-	-	-
GPA M&P	-	-	3	1	-	-	-	-	-	-	-	-	-	-
GPA Logistica	-	-	23	23	15	20	-	-	-	-	-	-	-	-
Posto Duque - Salim Maluf	-	-	5	4	-	-	-	-	-	-	-	-	-	-
Posto GPA - Santo André	-	-	1	1	-	-	-	-	-	-	-	-	-	-
Posto GPA - Império	-	-	4	3	-	-	-	-	-	-	-	-	-	-
Posto Duque - Lapa	-	-	1	1	-	-	-	-	-	-	-	-	-	-
Posto GPA - Ciara	-	-	2	2	-	-	-	-	-	-	-	-	-	-
Others	-	1	1	-	-	-	4	1	-	-	-	-	-	-
Subtotal	82	115	468	358	44	76	1,771	1,740	413	387	126	136	(22)	(3)

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

12.  Related parties – Continued

12.2.Balances and transactions with related parties - Continued

	Parent company
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Sales		Purchases		Revenues (expenses)
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Associates
FIC	-	-	12	-	5	7	-	11		-		-	20	14
Other related parties
Management of Nova Pontocom	-	-	35	39	-	-	-	-		-		-	2	2
Instituto Grupo Pão de Açúcar	-	-	-	-	-	-	-	-		-		-	(4)	(3)
Greenyellow do Brasil Energia e Serviços Ltda	-	-	-	-	-	-	-	-	-	-	-	-	(2)	-
Others	-	-	3	1	-	-	-	-		-		-	(2)	-
Subtotal	-	-	50	40	5	7	-	11	-	-	-	-	14	13
Total	82	115	518	398	49	83	1,771	1,751	413	387	126	136	(8)	10

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

12.  Related parties – Continued

12.2.Balances and transactions with related parties – Continued

	Consolidated
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Controlling shareholder
Casino	23	-	-	-	90	2	81	104	(59)	(12)
Wilkes Participações	-	-	-	-	-	-	-	-	(1)	(1)
Euris Societé par Actions Simplifiée	-	-	-	-	-	-	1	1	-	-
Casino subsidiaries (note 12.3)
Casino France - Cash Pool	-	-	-	-	-	-	-	50	-	-
Casino Finance International S.A. (Polca borrowings) (i)	-	-	-	-	-	-	1,177	12	(1)	-
C´est chez vous Societé en Nom Collectif	3	-	-	-	18	26	-	26	(25)	-
EMC Distribution Societé par Actions Simplifiée	-	-	-	-	34	-	-	15	(87)	-
Almacenes Exito S.A. (Exito)	2	28	-	-	46	-	-	4	(32)	-
Easydis Societé par Actions Simplifiée	-	-	-	-	48	55	-	-	(78)	-
Big C Supercenter S.A.	2	-	-		2		17		(4)	-
Others	29	-	-	-	2	-	10	9	71	-
Associates
FIC	-	-	25	8	6	9	-	14	12	9
Other related parties
Casas Bahia Comercial Ltda	-	-	294	263	-	-	-	26	(129)	(125)
Management Nova Pontocom	-	-	35	38	-	-	-	-	2	2
Instituto Grupo Pão de Açúcar	-	-	-	-	-	-	-	-	(4)	(3)
Viaw Consultoria Ltda	-	-	-	-	-	-	-	-	(2)	(2)
Others	-	-	3	4	-	-	-	-	-	-
Total	59	28	357	313	246	92	1,286	261	(337)	(132)

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

12.  Related parties – Continued

12.3.Balances with Casino Group companies:

(i)      Polca: Casino Group entity that has a cash centralization agreement with Cdiscount Group entities. This balance yields EONIA (Euro Overnight Index Average), plus 0.5% per year.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

13.  Investments

The detailed information on investments was presented in the annual financial statements for 2014, in note 13.

13.1.Breakdown of investments

	Parent Company
	Sé	Sendas	Novasoc	Via Varejo(**)	Nova Pontocom	NCB (*)	Barcelona	Bellamar	GPA M&P	API SPE	Others	Total
Balances at 12.31.2014	2,806	1,709	144	1,890	158	507	690	286	178	-	23	8,391
Share of profit(loss) of subsidiaries and associates	11	69	-	106	(55)	(6)	22	45	11	-	(21)	182
Dividends	-	(416)	-	-	-	-	-	-	-	-	-	(416)
Stock option	-	-	-	2	-	-	1	-	-	-	-	3
Other transactions (**)	-	-	-	(3)	(5)	-	-	-	-	-	(3)	(11)
Balances at 6.30.2015	2,817	1,362	144	1,995	98	501	713	331	189	-	(1)	8,149

Balances at 12.31.2013	2,785	1,551	127	1,560	26	475	741	233	154	16	106	7,774
Share of profit(loss) of subsidiaries and associates	4	72	6	159	(20)	(15)	26	35	-	-	-	267
Stock option	-	-	-	-	-	-	1	-	-	-	-	1
Other transactions	-	-	-	-	1	-	-	-	-	-	-	1
Balances at 6.30.2014	2,789	1,623	133	1,719	7	460	768	268	154	16	106	8,043

(*)    In the case of NCB, the investment amount refers to the effects of the fair value measurements of the business combination. For Via Varejo, the fair value effects were considered together with the accounting investment held in this subsidiary.

(**) Includes the effects of the exchange rate changes on translation of the foreign subsidiaries’ financial information.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

13.  Investments – Continued

13.1.Breakdown of investments – Continued

	Consolidated
	FIC	BINV	Other	Total
Balances at 12.31.2014	373	21	7	401
Share of profit (loss) of subsidiaries and associates	63	(1)	-	62
Write-offs	-	-	(6)	(6)
Balances at 6.30.2015	436	20	1	457

Balances at 12.31.2013	290	19	1	310
Share of profit (loss) of subsidiaries and associates	48	1	-	49
Balances at 6.30.2014	338	20	1	359

14.  Business combination

The detailed information on business combination was presented in the annual financial statements for 2014, in note 14.There were no business combination for the six-month period ended June 30, 2015.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

15.  Property and equipment

	Parent Company
	Balance at 12.31.2014	Additions	Depreciation	Write-offs	Transfers	Balance at 6.30.2015
Land	1,213	7	-	(7)	6	1,219
Buildings	1,853	2	(30)	-	-	1,825
Leasehold improvements	1,635	5	(64)	(6)	127	1,697
Machinery and equipment	806	116	(73)	(7)	(1)	841
Facilities	161	6	(9)	(1)	3	160
Furniture and fixtures	312	48	(23)	(1)	-	336
Vehicles	17	4	(2)	(2)	-	17
Construction in progress	65	136	-	-	(134)	67
Others	38	14	(8)	-	(4)	40
Total	6,100	338	(209)	(24)	(3)	6,202

Finance lease
IT equipment	7	5	(2)	-	-	10
Buildings	18	-	-	-	-	18
	25	5	(2)	-	-	28
Total	6,125	343	(211)	(24)	(3)	6,230

	Parent Company
	Balance at 12.31.2013	Additions	Depreciation	Write-offs	Transfers	Balance at 6.30.2014
Land	1,198	-	-	-	-	1,198
Buildings	1,929	1	(29)	(1)	-	1,900
Leasehold improvements	1,514	1	(54)	(4)	129	1,586
Machinery and equipment	766	69	(67)	(5)	-	763
Facilities	156	6	(8)	-	7	161
Furniture and fixtures	293	21	(20)	(1)	-	293
Vehicles	18	4	(2)	(2)	-	18
Construction in progress	131	80	-	-	(135)	76
Other	38	5	(6)	-	(1)	36
Total	6,043	187	(186)	(13)	-	6,031

Finance lease
IT equipment	12	-	(3)	-	-	9
Buildings	20	-	(1)	-	-	19
	32	-	(4)	-	-	28
Total	6,075	187	(190)	(13)	-	6,059

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

15.  Property and equipment - Continued

	Parent Company
	Balance at 6.30.2015			Balance at 12.31.2014
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	1,219	-	1,219	1,213	-	1,213
Buildings	2,756	(931)	1,825	2,754	(901)	1,853
Leasehold improvements	2,977	(1,280)	1,697	2,873	(1,238)	1,635
Machinery and equipment	1,888	(1,047)	841	1,842	(1,036)	806
Facilities	381	(221)	160	384	(223)	161
Furniture and fixtures	759	(423)	336	721	(409)	312
Vehicles	28	(11)	17	27	(10)	17
Construction in progress	67	-	67	65	-	65
Others	114	(74)	40	105	(67)	38
	10,189	(3,987)	6,202	9,984	(3,884)	6,100

Finance lease
IT equipment	37	(27)	10	32	(25)	7
Buildings	34	(16)	18	34	(16)	18
	71	(43)	28	66	(41)	25
Total	10,260	(4,030)	6,230	10,050	(3,925)	6,125

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

15.  Property and equipment - Continued

	Consolidated
	Balance at 12.31.2014	Additions	Depreciation	Write-offs	Transfers	Exchange rate changes	Balance at 6.30.2015
Land	1,449	7	-	(7)	6	-	1,455
Buildings	2,047	15	(34)	-	-	-	2,028
Leasehold improvements	3,182	117	(114)	(8)	218	-	3,395
Machinery and equipment	1,605	203	(150)	(20)	14	-	1,652
Facilities	381	26	(21)	(1)	10	1	396
Furniture and fixtures	601	85	(42)	(6)	9	1	648
Vehicles	121	6	(6)	(7)	1	-	115
Construction in progress	166	251	-	(2)	(249)	-	166
Others	73	28	(14)	-	(5)	-	82
Total	9,625	738	(381)	(51)	4	2	9,937

Finance lease
Equipment	16	-	(2)	-	-	-	14
Hardware	26	24	(9)	-	-	-	41
Facilities	1	-	-	-	-	-	1
Furniture and fixtures	7	-	-	-	-	-	7
Vehicles	1	-	-	-	-	-	1
Buildings	23	-	(1)	-	-	-	22
	74	24	(12)	-	-	-	86
Total	9,699	762	(393)	(51)	4	2	10,023

	Consolidated
	Balance at 12.31.2013	Additions	Depreciation	Write-offs	Transfers	Balance at 6.30.2014
Land	1,412	7	-	-	(1)	1,418
Buildings	2,017	14	(32)	(1)	63	2,061
Leasehold improvements	2,787	99	(96)	(4)	118	2,904
Machinery and equipment	1,446	122	(132)	(7)	43	1,472
Facilities	326	33	(18)	-	10	351
Furniture and fixtures	526	44	(35)	(1)	(2)	532
Vehicles	166	6	(9)	(19)	-	144
Construction in progress	209	179	-	(1)	(231)	156
Other	67	10	(11)	-	(1)	65
Total	8,956	514	(333)	(33)	(1)	9,103

Finance lease
Equipment	20	-	(2)	-	-	18
IT equipment	43	-	(9)	-	-	34
Facilities	1	-	-	-	-	1
Furniture and fixtures	8	-	(1)	-	-	7
Vehicles	1	-	-	-	-	1
Buildings	24	-	(1)	-	-	23
	97	-	(13)	-	-	84
Total	9,053	514	(346)	(33)	(1)	9,187

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

15.    Property and equipment – Continued

	Consolidated
	Balance at 6.30.2015			Balance at 12.31.2014
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	1,455	-	1,455	1,449	-	1,449
Buildings	3,027	(999)	2,028	3,013	(966)	2,047
Leasehold improvements	5,225	(1,830)	3,395	4,929	(1,747)	3,182
Machinery and equipment	3,315	(1,663)	1,652	3,191	(1,586)	1,605
Facilities	744	(348)	396	722	(341)	381
Furniture and fixtures	1,253	(605)	648	1,171	(570)	601
Vehicles	171	(56)	115	179	(58)	121
Construction in progress	166	-	166	166	-	166
Others	207	(125)	82	188	(115)	73
	15,563	(5,626)	9,937	15,008	(5,383)	9,625

Finance lease
Equipment	36	(22)	14	36	(20)	16
Hardware	199	(158)	41	174	(148)	26
Facilities	2	(1)	1	2	(1)	1
Furniture and fixtures	16	(9)	7	15	(8)	7
Vehicles	1	-	1	2	(1)	1
Buildings	43	(21)	22	44	(21)	23
	297	(211)	86	273	(199)	74
Total	15,860	(5,837)	10,023	15,281	(5,582)	9,699

15.1.   Capitalized borrowing costs

The consolidated borrowing costs for the six-month period ended June 30, 2015 were R$9 (R$5 for the six-month period ended June 30, 2014). The rate used to determine the borrowing costs eligible for capitalization was 104.72% of the CDI (105.8% of the CDI for the period ended June 30, 2014), corresponding to the effective interest rate on the Company’s borrowings.

15.2.   Additions to property and equipment

	Parent Company		Consolidated
	6.30.2015	06.30.2014	6.30.2015	06.30.2014

Additions	343	187	762	514
Finance lease	(14)	-	(24)	-
Capitalized interest	(5)	(4)	(9)	(5)
Property and equipment financing - Additions	(297)	(6)	(367)	(6)
Property and equipment financing - Payments	317	-	393	-
Total	344	177	755	503

15.3.   Other information

As at June 30, 2015, the Company and its subsidiaries recorded in cost of sales and services the amount of R$23 (R$20 as at June 30, 2014) in parent company and R$68 (R$50 as at June 30, 2014) in consolidated referring to the depreciation of its fleet of trucks, machinery, buildings and facilities related to the distribution centers.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

15.    Property and equipment – Continued

15.1.   Other information

Considering that economic downturn appoints to non-realization of property and equipment, Company reviewed the impairment test conducted in 2014 using current premises on June 30, 2015 base date. Company concluded that it is not necessary to record impairment losses and for the year ending December 31, 2015, the Company’s management will conduct a new impairment tests for all property and equipment recognized.

16.    Intangible assets

The detailed information on intangible assets was presented in the annual financial statements for 2014, in note 16.

	Parent company
	Balance at 12.31.2014	Additions	Amortization	Balance at 6.30.2015
Goodwill - home appliances	179	-	-	179
Goodwill - retail	394	-	-	394
Commercial rigths - retail	43	-	-	43
Software and implementation	579	59	(49)	589
Software – capital leasing	-	9	-	9
Total	1,195	68	(49)	1,214

	Parent company
	Balance at 12.31.2013	Additions	Amortization	Balance at 6.30.2014
Goodwill - home appliances	179	-	-	179
Goodwill - retail	355	-	-	355
Commercial rigths - retail (note 16.5)	42	-	-	42
Software and implementation	551	32	(41)	542
Total	1,127	32	(41)	1,118

	Balance at 6.30.2015			Balance at 12.31.2014
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

Goodwill - home appliances	179	-	179	179	-	179
Goodwill - retail	1,113	(719)	394	1,113	(719)	394
Commercial rights - retail	43	-	43	43	-	43
Software and implementation	1,001	(412)	589	943	(364)	579
Software - capital leasing	9	-	9	-	-	-
	2,345	(1,131)	1,214	2,278	(1,083)	1,195

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

16.  Intangible assets – Continued

	Consolidated
	Balance at 12.31.2014	Additions	Amortization	Write-off	Transfers	Exchange rate changes	Balance at 6.30.2015
Goodwill - cash and carry	362	-	-	-	-	-	362
Goodwill - home appliances	920	-	-	-	-	-	920
Goodwill - retail	747	-	-	-	-	-	747
Goodwill - e-commerce	254	-	-	-	(3)	20	271
Brand - cash and carry	39	-	-	-	-	-	39
Brand - home appliances	2,061	-	-	-	-	-	2,061
Brand - e-commerce	30	-	-	-	1	2	33
Commercial rights - home appliances	574	-	(3)	-	-	-	571
Commercial rights - retail	46	-	-	-	-	-	46
Commercial rights - cash and carry	34	-	-	-	-	-	34
Costumer relationship - home appliances	2	-	-	-	-	-	2
Lease agreement – under advantageous condition - NCB	97	-	(12)	-	(1)	-	84
Contractual Rights	179	-	(16)	-	-	-	163
Software	1,012	167	(107)	(21)	31	13	1,095
Software capital leasing	91	10	(5)	-	-	-	96
Other	47	61	(1)	-	(34)	5	78
Total	6,495	238	(144)	(21)	(6)	40	6,602

	Consolidated
	Balance at 12.31.2013	Additions	Amortization	Balance at 6.30.2014
Goodwill - cash and carry	362	-	-	362
Goodwill - home appliances	896	-	-	896
Goodwill - retail	747	-	-	747
Brand - cash and carry	39	-	-	39
Brand - home appliances	2,061	-	-	2,061
Commercial rights - home appliances	577	-	(3)	574
Commercial rights - retail	43	-	-	43
Commercial rights - cash and carry	29	-	-	29
Costumer relationship - home appliances	6	-	(3)	3
Lease agreement – under advantageous condition	138	-	(21)	117
Software	727	84	(55)	756
Softwares capital leasing	77	-	(5)	72
Total	5,702	84	(87)	5,699

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

16.  Intangible assets – Continued

	Balance at 6.30.2015			Balance at 12.31.2014
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

Goodwill - cash and carry	371	(9)	362	371	(9)	362
Goodwill - home appliances	920	-	920	920	-	920
Goodwill - retail	1,848	(1,101)	747	1,848	(1,101)	747
Goodwill - e-commerce	271	-	271	254	-	254
Brand - cash and carry	39	-	39	39	-	39
Brand - home appliances	2,061	-	2,061	2,061	-	2,061
Brand - e-commerce	33	-	33	30	-	30
Commercial rights - home appliances	637	(66)	571	637	(63)	574
Commercial rights - retail	46	-	46	46	-	46
Commercial rights - cash and carry	34	-	34	34	-	34
Costumer relationship - home appliances	36	(34)	2	34	(32)	2
Lease agreement under advantageous condition - NCB	292	(208)	84	292	(195)	97
Contractual Rights	186	(23)	163	186	(7)	179
Software	1,802	(707)	1,095	1,621	(609)	1,012
Software capital leasing	123	(27)	96	112	(21)	91
Other	92	(14)	78	58	(11)	47
	8,791	(2,189)	6,602	8,543	(2,048)	6,495

16.1.Impairment testing of goodwill and intangible assets

Goodwill and intangible assets were tested for impairment as at December 31, 2014 according to the method described in note 4 - Significant accounting policies, in the financial statements for the year ended December 31, 2014 released on February 12, 2015.

Considering that economic downturn appoints to non-realization of goodwill, Company reviewed the impairment test conducted in 2014 using current premises on June 30, 2015 base date. Company concluded that it is not necessary to record impairment losses and for the year ending December 31, 2015, the Company’s management will conduct a new impairment tests for all goodwill and intangible assets recognized.

16.2.Additions to intangible assets

	Parent Company		Consolidated
	6.30.2015	6.30.2014	6.30.2015	6.30.2014

Additions	68	32	238	84
Finance lease	-	-	(10)	-
Intangible assets financing - Additions	(3)	-	(3)	-
Intangible assets financing - Payments	6	-	6	-
Total	71	32	231	84

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Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

17.    Trade payables

The detailed information on trade payables was presented in the annual financial statements for 2014, in note 17.

	Parent Company		Consolidated
	6.30.2015	12.31.2014	6.30.2015	12.31.2014

Product suppliers	2,544	3,606	10,130	13,437
Service suppliers	157	114	755	775
Rebates	(387)	(540)	(654)	(890)
	2,314	3,180	10,231	13,322

18.    Borrowings and financing

The detailed information on borrowings and financing was presented in the annual financial statements for 2014, in note 18.

18.1.Debt breakdown

		Parent Company		Consolidated
	Average rate	6.30.2015	12.31.2014	6.30.2015	12.31.2014

Current
Debentures
Debentures, net (note 18.4)		1,260	2,052	1,681	2,672

Borrowings and financing
Local currency
BNDES (note 18.5)	TJLP(*) + 3.57 per year	82	82	84	89
BNDES (note 18.5)	3.68% per year	9	8	15	14
IBM	CDI(*) - 0.71% per year		-	38	34
Working capital	102.76% of CDI	104	481	103	753
Working capital	13.86% per year		213	2,311	2,953
Working capital	TR(*) + 9.96% per year		-	3	-
Finance lease (note 24)		30	25	44	34
Swap contracts (note 18.6)	102.00% of CDI		(12)	-	(12)
Borrowing cost		(2)	(2)	(2)	(3)
		223	795	2,596	3,862
Foreign currency
Working capital	USD + 1.76% per year	222	43	551	56
Swap contracts (note 18.6)	103.12% of CDI	(49)	5	(55)	4
		173	48	496	60
Total current		1,656	2,895	4,773	6,594

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

18.  Borrowings and financing – Continued

18.1.Debt breakdown – Continued

		Parent Company		Consolidated
Noncurrent	Weighted average rate	6.30.2015	12.31.2014	6.30.2015	12.31.2014

Debentures
Debentures, net (note 18.4)		897	896	897	896

Borrowings and financing
Local currency
BNDES (note 18.5)	TJLP(*) + 3.60 per year	41	82	41	82
BNDES (note 18.5)	2.96% per year	12	14	60	57
IBM	CDI(*) - 0.71% per year	-	-	64	74
Working capital	13.88% per year	-	-	99	136
Working capital	106.20% of CDI	918	874	1,059	1,006
Working capital	TR(*) + 9.92% per year		-	137	21
Finance lease	(note 24)	127	131	237	229
Swap contracts	101.84% of CDI		-	(9)	-
Borrowing cost		(3)	(5)	(7)	(6)
		1,095	1,096	1,681	1,599
Foreign currency
Working capital (i)	USD + 1.76% per year	881	669	1,440	669
Swap contracts (note 18.6)	102.36% of CDI	(152)	(30)	(169)	(30)
		729	639	1,271	639
Total noncurrent		2,721	2,631	3,849	3,134

(*) Long-term interest rate – TJLP; Interbank deposit certificate – CDI and Benchmark reference rate - TR

18.2.Changes in borrowings

	Parent Company	Consolidated
At December 31, 2014	5,526	9,728
Additions - working capital	215	3,134
Additions - finance lease	14	34
Accrued interest	278	497
Accrued swap	(118)	(137)
Mark-to-market	1	-
Monetary and exchange rate changes	164	200
Borrowing cost	3	1
Interest paid	(343)	(563)
Payments	(1,336)	(4,244)
Swap paid	(27)	(28)
At June 30, 2015	4,377	8,622

	Parent Company	Consolidated
At December 31, 2013	5,116	9,493
Additions - working capital	330	2,756
Accrued interest	211	431
Accrued swap	109	108
Mark-to-market	(1)	(1)
Monetary and exchange rate changes	(30)	(28)
Borrowing cost	5	6
Interest paid	(474)	(680)
Payments	(995)	(3,633)
At June 30, 2014	4,271	8,452

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

18.  Borrowings and financing – Continued

18.3.Maturity schedule of borrowings and financing recorded in noncurrent liabilities

Year	Parent Company	Consolidated
2016	508	917
2017	1,029	1,470
2018	663	710
After 2019	528	763
Subtotal	2,728	3,860

Borrowing costs	(7)	(11)
Total	2,721	3,849

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

18.  Borrowings and financing – Continued

18.4.Debentures

				Date				Parent Company		Consolidated
	Type	Issue amount	Outstanding debentures	Issue	Maturity	Annual financial charges	Unit price	6.30.2015	12.31.2014	6.30.2015	12.31.2014
Parent Company
10th Issue – 1st series - CBD	No preference	800,000	-	12/29/11	6/29/15	108.5% of CDI	-	-	801	-	801
11th Issue – CBD	No preference	1,200,000	120,000	5/2/12	11/2/15	CDI + 1%	10,217	1,226	1,223	1,226	1,223
12th Issue – CBD	No preference	900,000	900,000	9/12/14	9/12/19	107.00% of CDI	10,039	936	930	936	930

Subsidiaries
3rd Issue – 1st Series – Via Varejo	No preference	400,000	40,000	1/30/12	7/30/15	CDI + 1%	10,525	-	-	421	420
1st Issue – 2nd Series – Via Varejo	No preference	200,000	-	6/29/12	1/29/15	CDI + 0.72%	-	-	-	-	200

Borrowing cost								(5)	(6)	(5)	(6)
Parent company/Consolidated – current and noncurrent								2,157	2,948	2,578	3,568
Current liabilities								1,260	2,052	1,681	2,672
Noncurrent liabilities								897	896	897	896

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

18.  Borrowings and financing – Continued

18.5   Guarantees

The Company signed promissory notes and letters of guarantee as collateral for borrowings and financing with BNDES.

18.6   Swap contracts

The Company uses swap transactions for 100% of its borrowings denominated in US dollars and fixed interest rates, exchanging these obligations for Real linked to CDI (floating) interest rates. These contracts have a total debt term and protect the interest and the principal. The weighted average annual rate of CDI in 2015 was 11.82% (9.68% in 2014).

18.7   Credit facilities

The Company and subsidiaries entered into credit facility agreements, not used, in the amount of R$1,350. These agreements were entered into under market conditions and are effective for 2016 and 2017.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

19.    Financial instruments

The detailed information on financial instruments was presented in the annual financial statements for  2014, in note 19.

The main financial instruments and their carrying amounts in the interim financial information, by category, are as follows:

	Parent Company		Consolidated
	Carrying amount		Carrying amount
	6.30.2015	12.31.2014	6.30.2015	12.31.2014
Financial assets:
Loans and receivables (including cash)
Cash and cash equivalents	1,022	2,923	6,811	11,149
Trade receivables and other receivables	342	462	3,709	4,246
Related parties - assets (*)	518	398	357	313
Financial liabilities:
Other financial liabilities - amortized cost
Related parties - liabilities (*)	(1,771)	(1,751)	(1,286)	(261)
Trade payables	(2,314)	(3,180)	(10,231)	(13,322)
Financing for purchase of assets	(66)	(88)	(76)	(106)
Acquisition of noncontrolling interest	-	-	(139)	(130)
Debentures	(2,157)	(2,948)	(2,578)	(3,568)
Borrowings and financing	(1,318)	(1,691)	(4,155)	(5,241)
Fair value through profit or loss
Borrowings and financing, including derivatives	(902)	(887)	(1,889)	(919)
Net exposure	(6,646)	(6,762)	(9,477)	(7,839)

(*)Transactions with related parties refer mainly to transactions between the Company and its subsidiaries and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed between the parties.

The fair value of other financial instruments detailed in table above approximates the carrying amount based on the existing terms and conditions. The financial instruments measured at amortized cost, the related fair values of which differ from the carrying amounts, are disclosed in note 19.3.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

19.  Financial instruments – Continued

19.1.        Considerations on risk factors that may affect the business of the Company and its subsidiaries:

(i)       Capital risk management

The main objective of the Company’s capital management is to ensure that the Company sustains its credit rating and a well-defined equity ratio, in order to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments taking into account changes in the economic conditions.

There were no changes as to objectives, policies or processes during the six-month period ended June 30, 2015.

	Parent Company		Consolidated
	6.30.2015	12.31.2014	6.30.2015	12.31.2014
Borrowings and financing (*)	4,377	5,526	8,622	9,728
(-) Cash and cash equivalents	(1,022)	(2,923)	(6,811)	(11,149)
Net debt (cash)	3,355	2,603	1,811	(1,421)

Equity	10,799	10,580	14,657	14,482
Equity and net debt ratio	14,154	13,183	16,468	13,061
Net indebtedness ratio	0.31	0.25	0.12	(0.10)

(*) It excludes the amount of  R$ 1,177 payable  to related party Polca as per note 12.

(ii)      Liquidity risk management

The Company manages liquidity risk through the daily follow-up of cash flows, control of maturitites of financial assets and liabilities, and a close relationship with the main financial institutions.

The table below summarizes the aging profile of the Company’s financial liabilities as at June 30, 2015 and December 31, 2014.

19.1.1.     Parent Company

	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	449	2,144	4	2,597
Debentures	1,414	1,280	-	2,694
Derivatives	50	(83)	-	(33)
Finance lease	34	106	33	173
Trade payables	2,314	-	-	2,314
Total	4,261	3,447	37	7,745

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

19.  Financial instruments – Continued

19.1.Considerations on risk factors that may affect the business of the Company and its subsidiaries – Continued

 (ii)   Liquidity management risk – Continued

19.1.2.     Consolidated

	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	3,266	3,174	93	6,533
Debentures	1,841	1,280	-	3,121
Derivatives	142	(48)	6	100
Finance lease	60	201	82	343
Trade payables	10,231	-	-	10,231
Acquisition of noncontrolling interest	77	62	-	139
Total	15,617	4,669	181	20,467

(iii)     Derivative financial instruments

		Consolidated
		Notional value		Fair value
		6.30.2015	12.31.2014	6.30.2015	12.31.2014
Fair value hedge
Purpose of hedge (debt)		1,867	842	2,121	959

Long position (buy)
Prefixed rate	TR+9.94% per year	127	151	140	234
US$ + fixed	1.76% per year	1,740	691	1,988	732
		1,867	842	2,128	966
Short position (sell)
	102.44% per year	(1,867)	(842)	(1,895)	(928)
Net hedge position		-	-	233	38

Realized and unrealized gains and losses on these contracts during the six-month period ended June 30, 2015 are recorded in financial income (expenses), net. and the balance payable at fair value is R$233 (R$38 as at December 31, 2014), recorded in line item  “Borrowings and financing”.

The effects of the fair value hedge recorded in the statement of income for the period ended June 30, 2015 were a gain of R$95 (loss of R$39 as at June 30, 2014) in cost debt line in financial result.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

19.  Financial instruments – Continued

19.2.Sensitivity analysis of financial instruments

The Company discloses the net exposure of the derivative financial instruments, the corresponding financial instruments and certain financial instruments in the sensitivity analysis table below, for each of the scenarios mentioned.

For the probable scenario, the weighted average exchange rate was R$3.61 on the due date, and the weighted interest rate was 13.97% per year. The sources used are the same as those of the annual financial statements for 2014.

(i)        Other financial instruments

			Market projection
Operations	Risk (CDI increase)	Balance at 6.30.2015	Scenario I	Scenario II	Scenario III

Fair value hedge (fixed rate)	101.84% of CDI	(131)	(553)	(771)	(1,065)
Fair value hedge (exchange rate)	102.44% of CDI	(1,764)	(2,224)	(2,319)	(2,416)
Debentures	CDI + 1%	(1,226)	(1,407)	(1,449)	(1,492)
Debentures	107.83% of CDI	(935)	(1,072)	(1,106)	(1,140)
Debentures - Via Varejo	CDI + 1%	(421)	(483)	(498)	(512)
Bank loans - CBD	106.7% of CDI	(1,022)	(1,170)	(1,207)	(1,244)
Leases	100.09% of CDI	(96)	(109)	(112)	(115)
Leases	95% of CDI	(12)	(14)	(14)	(14)
Bank loans- Via Varejo	CDI - 0.71%	(103)	(116)	(120)	(123)
Bank loans - Barcelona	106.92 % of CDI	(141)	(162)	(168)	(173)
Total borrowings and financing exposure		(5,851)	(7,310)	(7,764)	(8,294)

Cash equivalents (*)	101.21% of CDI (*)	6,325	7,194	7,411	7,629
Net exposure		474	(116)	(353)	(665)
Net effect - gain (loss)			(590)	(827)	(1,139)
(*) weighted average

Company has a net exposure  of 27 million american dollars (between trade payables and financial investments abroad) and investments in subsidiaries abroad amounting to 44 million euros. Company’s management did not prepared  sensitivity analysis  related to Exchange variation exposure because the amount  is not considered relevant.

In addition, Company has a borrowing  of R$ 1,177 with Casino’s group company Polca, this balance yelds EONIA  + 0.5 per year. Considering that part of that interest rate is post-fixed and not representative, Company is not exposed to relevant variation of this interest rate

19.3.Fair value measurements

The Company discloses the fair value of financial instruments measured at fair value and of financial instruments measured at amortized cost, the fair value of which differ from the carrying amount, in accordance with CPC 46 (“IFRS13”), which refer to the concepts of measurement and disclosure requirements.

The fair values of cash and cash equivalents, trade receivables, short-term debt and trade payables are equivalent to their carrying amounts.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

19.  Financial instruments – Continued

19.3.Fair value measurements - continued

The table below presents the fair value hierarchy of financial assets and liabilities measured at fair value and of financial instruments measured at amortized cost, the fair value of which is disclosed in the financial statements:

	Carrying amount at 6.30.2015	Fair value at 6.30.2015	Fair value measurement at the end of the reporting period using other significant observable assumptions
Financial instruments at fair value through profit (loss)
Cross-currency interest rate swaps	233	233	level 2
Borrowings and financing (fair value)	(2,122)	(2,122)	level 2

Financial instruments at amortized cost, in which the fair value is disclosed
Borrowings and financing (amortized cost)	(6,733)	(6,738)	level 2
Total	(8,622)	(8,627)

There were no changes between the fair value measurements levels in the six-month period ended June 30, 2015.

•         Cross-currency and interest rate swaps and borrowings and financing are classified in level 2 since the fair value of such financial instruments was determined based on readily observable market inputs, such as expected interest rate and current and future foreign exchange rate.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

19.  Financial instruments – Continued

19.4.Consolidated position of derivative transactions

The consolidated position of outstanding derivative transactions is presented in the table below:

Outstanding					Amount payable or receivable		Fair value
Description	Counterparties	Notional value	Contracting date	Maturity	6.30.2015	12.31.2014	6.30.2015	12.31.2014
Exchange swaps
registered with CETIP
(US$ x CDI)
	Banco Tokyo	US$ 75	1/14/2014	1/10/2017	49	16	49	11
	Banco JP Morgan	US$ 50	3/19/2014	3/21/2016	37	14	36	11
	Citibank	US$ 16	10/14/2014	10/14/2015	10	3	10	2
	Mizuho	US$ 50	10/31/2014	10/31/2017	30	8	29	4
	Citibank	US$ 85	11/21/2014	11/21/2016	41	3	39	(4)
	Citibank	US$ 5	10/14/2014	10/14/2015	3	1	3	1
	Banco Tokyo	US$ 75	1/2/2015	12/29/2016	34	-	34	-
	Citibank	US$ 5	1/28/2015	1/28/2016	2	-	2	-
	HSBC	US$ 100	2/25/2015	11/25/2016	20	-	25	-
	Bradesco	US$ 100	4/27/2015	4/24/2016	2	-	3	-
	Citibank	US$ 50	4/10/2015	4/10/2017	(2)	-	(4)	-
	Citibank	US$ 30	4/14/2015	4/17/2017	(1)	-	(3)	-
Interest rate swap
registered with CETIP
(fixed rate x CDI)
	Banco do Brasil	R$ 130	6/28/2010	6/2/2015	-	13	-	12
	Itaú BBA	R$ 21	11/11/2014	11/5/2026	-	1	10	1
					225	59	233	38

 (*) Clearinghouse for the Custody and Financial Settlement of Securities

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Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

19.1. Taxes and contributions payable and taxes payable in installments

The detailed information on taxes and contributions payable and taxes payable in installments was presented in the annual financial statements for 2014, in note 20.

19.2.Taxes and contributions payable and taxes payable in installments

	Parent Company		Consolidated
	6.30.2015	12.31.2014	6.30.2015	12.31.2014

PIS and COFINS	17	31	373	360
Provision for income tax and social contribution	19	48	36	161
ICMS	16	23	75	153
Others	2	6	123	118
	54	108	607	792

	Parent Company		Consolidated
	6.30.2015	12.31.2014	6.30.2015	12.31.2014

Taxes payable in installments - Law 11,941/09	654	680	654	680
Others	10	12	10	12
	664	692	664	692

Current	131	183	684	867
Noncurrent	587	617	587	617

19.3.     Maturity schedule of taxes payable in installments in noncurrent liabilities:

In	Parent Company and Consolidated

2017	38
2018	76
2019	73
2020	73
After 2021	327
Total	587

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

21.  Income tax and social contribution

The detailed information on income tax and social contribution was presented in the annual financial statements for 2014, in note 21.

21.1.        Income and social contribution tax expense reconciliation

	Parent Company		Consolidated
	6.30.2015	06.30.2014	6.30.2015	6.30.2014

Profit before income tax and social contribution	281	598	379	1,007
Income tax and social contribution at the nominal rate of 25% for the Company and 34% for subsidiaries	(71)	(149)	(114)	(302)
Deferred income tax over tax losses not recognized	-	-	(49)	-
Tax penalties	(2)	(1)	(2)	(4)
Share of profit of subsidiaries and associates	46	67	19	15
Other permanent differences (nondeductible)	(2)	(7)	(11)	(19)
Effective income tax and social contribution	(29)	(90)	(157)	(310)

Income tax and social contribution for the period:
Current	(1)	(101)	(60)	(247)
Deferred	(28)	11	(97)	(63)
Deferred income tax and social contribution expense	(29)	(90)	(157)	(310)
Effective rate	10.32%	15.05%	41.42%	30.72%

CBD does not pay social contribution based on a final and unappealable court decision in the past; therefore its nominal rate is 25%.

21.2.        Breakdown of deferred income tax and social contribution

	Parent Company		Consolidated
	6.30.2015	12.31.2014	6.30.2015	12.31.2014

Tax losses	16	-	444	354
Provision for risks	179	156	377	346
Provision for derivative transactions taxed on a cash basis	(41)	(5)	(53)	(10)
Estimated loss on doubtful accounts	1	1	86	94
Provision for current expenses	13	3	18	63
Goodwill tax amortization	(1)	16	(510)	(469)
Present value adjustment	1	1	(5)	(6)
Lease adjustment	5	8	(89)	(95)
Mark-to-market adjustment	(1)	(2)	(1)	(2)
Fair value of assets acquired in business combination	-	-	(838)	(790)
Technological innovation – future realization	(20)	(21)	(20)	(21)
Depreciation of fixed assets as per tax rates	(127)	(114)	(145)	(124)
Other	3	13	22	18
Deferred income tax and social contribution	28	56	(714)	(642)

Noncurrent assets	28	56	500	491
Noncurrent liabilities	-	-	(1,214)	(1,133)
Deferred income tax and social contribution	28	56	(714)	(642)

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Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

21.  Income tax and social contribution – Continued

21.2.Breakdown of deferred income tax and social contribution – Continued

The Company estimates to recover these deferred tax assets as follows:

Year	Parent Company	Consolidated

2016	14	319
2017	3	128
2018	4	39
2019	4	12
2020	2	2
After 2020	1	1
	28	500

21.3.Changes in deferred income tax and social contribution

	Parent Company		Consolidated
	6.30.2015	6.30.2014	6.30.2015	6.30.2014
At the beginning of the period	56	121	(642)	(110)
Expense for the period	(28)	11	(97)	(63)
Exchange rate changes	-	-	9	-
Others	-	-	16	1
At the end of the period	28	132	(714)	(172)

22.  Acquisition of companies

The detailed information on acquisition of companies was presented in the annual financial statements for 2014, in note 22.

	Consolidated
	6.30.2015	12.31.2014

Acquisition of interest in Assaí	6	6
Acquisition of interest in Sendas	133	124
	139	130

Current liabilities	77	73
Noncurrent liabilities	62	57

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Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

23.    Provision for risks

The provision for risks is estimated by the Company’s management, supported by its legal counsel. The provision was recognized in an amount considered sufficient to cover probable losses.

23.1.Parent Company

	PIS/COFINS	Tax and others	Social security and labor	Civil	Total
Balance at December 31, 2014	40	190	168	85	483

Additions	-	4	13	13	30
Payments	-		(8)	(4)	(12)
Reversals	-	(18)	(2)	(15)	(35)
Inflation adjustment	2	10	8	11	31
Balance at June 30, 2015	42	186	179	90	497

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Total
Balance at December 31, 2013	209	67	149	71	496

Additions	-	4	17	13	34
Payments	-	-	(13)	(1)	(14)
Reversals	-	-	(2)	(8)	(10)
Inflation adjustment	5	3	8	8	24
Balance at June 30, 2014	214	74	159	83	530

23.2.Consolidated

	PIS/COFINS	Tax and others	Social security and labor	Civil	Total
Balance at December 31, 2014	79	510	521	234	1,344

Additions	9	16	99	119	243
Payments	-	-	(74)	(67)	(141)
Reversals	(7)	(121)	(18)	(71)	(217)
Inflation adjustment	3	16	29	32	80
Exchange rates changes	-	1	-	-	1
Balance at June 30, 2015	84	422	557	247	1,310

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Total
Balance at December 31, 2013	272	403	297	175	1,147

Additions	5	8	165	82	260
Payments	-	-	(33)	(14)	(47)
Reversals	-	-	(24)	(53)	(77)
Inflation adjustment	7	8	24	24	63
Transfers	-	-	-	1	1
Balance at June 30, 2014	284	419	429	215	1,347

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Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

23.  Provision for risks – Continued

23.3.Tax

As per prevailing legislation, tax claims are subject to monetary indexation, which refers to an adjustment to the provision for tax risks according to the indexation rates used by each tax jurisdiction. In all cases, both the interest charges and fines, when applicable, were computed and fully provisioned with respect to unpaid amounts.

The main provisioned tax claims are as follows:

COFINS and PIS

Since the noncumulative regime to calculate PIS and COFINS has been used, the Company and its subsidiaries have challenged the right to deduct ICMS from the base of these two contributions and other less important matters. The amount accrued as at June 30, 2015 is R$ 84 (R$ 72 as at December 31, 2014).

Tax

The Company and its subsidiaries have other tax claims, which after analysis by its legal counsel, were considered as probable losses and accrued by the Company. These refer to: (i) tax assessment notices related to purchase, industrialization and sale of soybean and byproducts exports (PIS, COFINS and IRPJ); (ii) challenge on the non-application of the Accident Prevention Factor - FAP for 2011; (iii) challenge on the Poverty Fighting Fund established by the Rio de Janeiro State Government; (iv) challenges on purchases from suppliers considered not qualified in the State Finance Department registry, error in application of rate and accessory  obligations by State tax authorities; and (v) other less relevant issues.

The amount accrued for these matters as at June 30, 2015 is R$115 (R$108 as at December 31, 2014).

ICMS

The Federal Supreme Court ("STF") on October 16, 2014 decided that ICMS taxpayers that trade products included in the “basked of food staples” have no right to fully utilize the ICMS credits. The Company, with the assistance of its legal counsel, decided that it would be an appropriate procedure to record a provision for this matter amounting to R$ 132 as at June 30, 2015 (R$147 as at December 31, 2014) since this claim is considered a “probable” loss. The amounts accrued represent Management’s best estimate of the probable cash disbursement to settle this claim.

Supplementary Law 110/2001

The Company claims in court the eligibility to not pay the contributions provided for by Supplementary Law 110/01, referring to the FGTS (Government Severance Indemnity Fund for Employees) costs. The accrued amount as at June 30, 2015 is R$55 (R$48 as at December 31, 2014).

Others contingent tax liabilities - Cdiscount

There were consolidated provisions for contingent tax liabilities from foreign e-commerce entities. As at June 30, 2015 the contingent tax liabilities amount to R$25 (R$20 as at December 31, 2014).

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Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

23.  Provision for risks – Continued

23.3.Tax – Continued

Others contingent tax liabilities - Via Varejo

Provisions for contingent tax liabilities were recorded as a result of the business combination with Via Varejo, as required by CPC 15 (IFRS 3). As at June 30, 2015, the recorded amount related to contingent tax liabilities is R$89 (R$87 as at December 31, 2014). .

These accrued claims refer to administrative proceedings related to the offset of tax debts against credits from the contribution levied on coffee exports.

Others contingent tax liabilities - Bartira

In line with the business combination of Bartira in 2013, contingent tax liabilities were recorded. The main matter refers to possible failure in supporting documentation of transactions, totaling R$106 in income tax, social contribution, PIS, COFINS and ICMS, of which R$100 are related to risks that expired in the first half year of 2015, being this amount written-off  and recognize in “other Income/Expenses” in the statement of Income.

On June 30, 2015 the total contingent liabilities amounts to R$18, of which R$6 of tax and R$12 of labor contingencies, (R$118 at December 31, 2014).

Others contingent tax liabilities - REFIS (tax debt refinancing program)

Law 12,996/2014 amended by Provisional Act - MP 651, introduced interest and penalties reduction benefits for cash payments and payments in installments of federal debts. The Company considered an appropriate procedure to enroll in the REFIS program to settle part of its debts, utilizing also part of the tax losses for payment of the debt balance.

23.4.Labor

The Company and subsidiaries are parties to various labor lawsuits mainly due to termination of employees in the ordinary course of business. At June 30, 2015, the Company recorded a provision amount of R$527 (R$521 as at December 31, 2014) related to the potential risk of loss on these lawsuits. Management, with the assistance of its legal counsel, assesses these claims recording a provision for losses when reasonably estimable, based on past experiences in relation to the amounts claimed. Labor lawsuits are indexed to the benchmark interest rate (“TR”), 0.64% as at June 30, 2015 (0.86% as at December 31, 2014) plus monthly interest of 1%.

23.5.Civil and others

The Company and its subsidiaries are parties to civil lawsuits at several court levels (indemnities and collections, among others) and at different courts. The Company’s management records provisions in amounts considered sufficient to cover unfavorable court decisions, when its legal counsel considers the loss as probable.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

23.  Provision for risks – Continued

23.5.Civil and others – Continued

Among these lawsuits, we point out the following:

•      The Company and its subsidiaries are parties to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company recognizes a provision for the difference between the amount originally paid by the stores and the amounts pleaded by the adverse party (owner of the property) in the lawsuit, when internal and external legal counsel consider that it is probable that the rent amount will be changed by the entity. As at June 30, 2015, the amount accrued for these lawsuits is R$45 (R$55 as at December 31, 2014), for which there are no escrow deposits.

•The subsidiary Via Varejo is a party to lawsuits involving consumer relationship rights (civil actions and assessments from PROCON) and lawsuits involving contracts terminated with suppliers and the amount claimed in these lawsuits totals R$87 as at June 30, 2015 (R$86 as at December 31, 2014).

Total civil lawsuits and others as at June 30, 2015 amount to R$247 (R$234 as at December 31, 2014).

23.6.Other non-accrued contingent liabilities

The Company has other litigations which have been analyzed by the legal counsel and considered as possible, not probable, loss, and which therefore have not been accrued, amounting to R$10,257 as at June 30, 2015 (R$8,552 as at December 31, 2014), related mainly to:

•       INSS (Social Security Contribution) – GPA was assessed for non-levy of payroll charges on benefits granted to its employees, among other matters, for which possible loss amounts to R$394 as at June 30, 2015 (R$318 as at December 31, 2014). The lawsuits are under administrative and court discussions.

•       IRPJ, withholding income tax - IRRF, CSLL, tax on financial transactions - IOF, withholding income tax on net income,  ILL – GPA has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions, payment divergences and overpayments; fine for failure to comply with accessory obligations, among other less significant taxes. The lawsuits await administrative and court ruling. The amount involved is R$1,698 as at June 30, 2015 (R$1,368 as at December 31, 2014).

Among those claims, there are some related to challenges of differences in the payment of income tax, supposedly due under the allegation that there was undue deduction of goodwill amortization resulting from transactions between shareholders Casino and Abilio Diniz in relation to years 2007-2011. The amount involved (and included in the paragraph above) is R$994 as at June 30, 2015 (R$ 692 as at December 31, 2014), partly classified as possible loss and partly classified as remote loss.

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Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

23.  Provision for risks – Continued

23.6.Other non-accrued contingent liabilities – Continued

•       COFINS, PIS, provisional contribution on financial transactions – CPMF and IPI – the Company has been challenged about offsets of COFINS and PIS against IPI credits – inputs subject to zero rate or exempt – acquired from third parties with a final and unappealable decision, other requests for offset, collection of taxes on soybean export operations, tax payment divergences and overpayments; fine for failure to comply with accessory obligations, disallowance of COFINS and PIS credits on one-phase products, among other less significant taxes. These lawsuits await decision at the administrative and court levels. The amount involved in these assessments is R$1,507 as at June 30, 2015 (R$921 as at December 31, 2014).

•       ICMS – GPA received tax assessment notices by the State tax authorities regarding: (i) utilization of electric energy credits; (ii) purchases from suppliers considered not qualified in the State Finance Department registry; (iii) refund of tax replacement without proper compliance with accessory obligations introduced by CAT Administrative Rule 17 of the State of São Paulo; (iv) levied on its own operation of merchandise purchase (own ICMS)) – article 271 of ICMS by-law; (iv) resulting from sale of extended warranty, (v) resulting from financed sales; and (vii) among other matters. The total amount of these assessments is R$5,712 as at June 30, 2015 (R$5,087 as at December 31, 2014), which await a final decision at the administrative and court levels.

•          Municipal service tax - ISS, Municipal Real Estate Tax (“IPTU”), Fees, and others – these refer to assessments on withholdings of third parties, IPTU payment divergences, fines for failure to comply with accessory obligations, ISS – reimbursement of advertising expeses and sundry taxes, in the amount of R$392 as at June 30, 2015 (R$353 as at December 31, 2014), which await decision at the administrative and court levels.

•          Other litigations – these refer to administrative proceedings and lawsuits in which the Company pleads the renewal of rental agreements and setting of rents according to market values and actions in the civil court, special civil court, Consumer Protection Agency  - PROCON (in many States), Institute of Weights and Measure - IPEM, National Institute of Metrology, Standardization and Industrial Quality - INMETRO and National Health Surveillance Agency - ANVISA, among others, amounting to R$554 as at June 30, 2015 (R$505 as at December 31, 2014).

The Company engages external attorneys to represent it in the tax assessments received, whose fees are contingent upon a percentage to be applied to the amount of success in the final outcome of these lawsuits. This percentage may vary according to qualitative and quantitative factors of each claim, and as at June 30, 2015 the estimated amount, in case of success in all lawsuits, is approximately R$148 (R$122 as at December 31,2014).

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Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

23.  Provision for risks – Continued

23.7.Restricted deposits for legal proceedings

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made court restricted deposits in the corresponding amounts, as well as escrow deposits related to the provision for legal proceedings.

The Company has recorded restricted deposits in assets.

	Parent Company		Consolidated
	6.30.2015	12.31.2014	6.30.2015	12.31.2014

Tax	95	61	202	163
Labor	342	332	666	618
Civil and others	30	27	77	76
Total	467	420	945	857

23.8.Guarantees given to support lawsuits

Lawsuits	Real estate	Equipment	Letter of guarantee	Total

Tax	849	-	7,107	7,956
Labor	7	3	55	65
Civil and others	10	1	1,202	1,213
Total	866	4	8,364	9,234

The cost of guarantees is approximately 0.77% per year of the amount of the lawsuits and is recorded as expense.

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Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

24.    Leasing transactions

24.1.     Operating lease

(i)        Non-cancelable minimum payments

Consolidated
6.30.2015

Minimum rental payment:
Up to 1 year	24
1 to 5 years	101
Over 5 years	87
212

Refer to non-cancellable rental agreements through the due dates. The operating leasing agreements vary from 5 to 20 years and the table above presents the non-cancelable agreements. There are other operating lease agreements that GPA management considers as cancelable, recording the related expenses in the statement of income. The total expense recorded as “noncontingent payments” related to operating lease agreements is presented in item (iii) below.

(ii)       Minimum rental payments on the agreement termination date

The Company analized and concluded that the rental agreements are cancelable over their duration. In case of termination, minimum payments will be due  as a termination fee, which can vary from one to 12 months of rental or a fixed percentage of the contractual balance.

	Parent Company	Consolidated
	6.30.2015	6.30.2015
Minimum rental payments
Minimum payments on the termination date	250	708
Total	250	708

(iii)       Contingent payments

Management considers the payment of additional rents as contingent payments, which vary between 0.5% and 2.5% of sales.

	Parent Company		Consolidated
Expenses (income) for the period:	6.30.2015	6.30.2014	6.30.2015	6.30.2014
Contingent payments	182	179	344	299
Noncontingent payments	80	70	495	370
Subleases (*)	(54)	(69)	(72)	(88)

(*) Refers to lease agreements receivable from commercial shopping malls.

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Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

24.    Leasing transactions – Continued

24.2.  Finance lease

Finance lease agreements amounted to R$343 as at June 30, 2015 (R$323 as at December 31, 2014), as shown in the table below:

	Parent Company		Consolidated
	6.30.2015	12.31.2014	6.30.2015	12.31.2014
Finance lease liability –minimum rental payments:
Up to 1 year	30	25	44	34
1 - 5 years	85	87	150	133
Over 5 years	42	44	87	96
Present value of finance lease agreements	157	156	281	263

Future finance charges	16	15	62	60
Gross amount of finance lease agreements	173	171	343	323

25.    Deferred revenue

The Company and its subsidiary Via Varejo received in advance amounts from business partners on exclusivity in the intermediation of additional or extended warranties services, and the subsidiary Barcelona received in advance amounts for the rental of back lights for exhibition of products from its suppliers.

	Parent Company		Consolidated
	6.30.2015	12.31.2014	6.30.2015	12.31.2014

Additional or extended warranties	45	48	823	859
Bradesco agreement	-	-	21	25
Swap agreement	-	-	72	70
Investments in media	7	21	35	48
Services rendering agreement - Allpark	18	-	18	-
Back lights	-	-	13	28
Spread BCA - Customers base exclusivity (5 years)	-	-	7	10
Tax credit research	-	-	2	2
Others	-	-	10	6
	70	69	1,001	1,048

Current	34	4	311	214
Noncurrent	36	65	690	834

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Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

26.    Shareholders’ equity

The detailed information on shareholders’ equity was presented in the annual financial statements for  2014, in note 26.

26.1.Capital stock

The subscribed and paid-up capital as at June 30, 2015  is represented by 265,662 (265,283 as at December 31, 2014) in thousands of registered shares with no par value, of which 99,680 in thousands of common shares as at June 30,2015 (99,680 as at December 31, 2014) and 165,982 in thousands of preferred shares as at June 30, 2015 (165,603 as at December 31, 2014).

The Company is authorized to increase its capital stock up to the limit of 400,000 (in thousands of shares), regardless of any amendment to the Company’s Bylaws, upon resolution of the Board of Directors, which will establish the issue conditions.

At the Board of Directors’ Meetings held on February 12,2015, March 20, 2015 and May 7,2015, the capital was increased by R$13 through  the issue of 379(in thousands of shares) preferred shares.

26.2.Stock option plan for preferred shares

Information on the stock option plans is summarized below:

		Price				Lot of shares
Series granted	Grant date	1st date of exercise	2nd date of exercise and expiration	At the grant date	End of the year	Number of shares granted (in thousands	Exercised	Not exercised by dismissal	Total in effect
Balance at June 30, 2015
Series A5 - Gold	5/31/2011	5/31/2014	5/31/2015	0.01	0.01	299	(285)	(14)	-
Series A5 - Silver	5/31/2011	5/31/2014	5/31/2015	54.69	54.69	299	(285)	(14)	-
Series A6 - Gold	3/15/2012	3/31/2015	3/31/2016	0.01	0.01	526	(488)	(34)	4
Series A6 - Silver	3/15/2012	3/31/2015	3/31/2016	64.13	64.13	526	(486)	(34)	6
Series A7 - Gold	3/15/2013	3/31/2016	3/31/2017	0.01	0.01	358	(161)	(31)	166
Series A7 - Silver	3/15/2013	3/31/2016	3/31/2017	80	80	358	(161)	(31)	166
Series B1	5/30/2014	5/30/2017	11/30/2017	0.01	0.01	239	(10)	(50)	179
Series C1	5/30/2014	5/30/2017	11/30/2017	83.22	83.22	239	(11)	(56)	172
Series B2	5/29/2015	6/1/2018	11/30/2018	0.01	0.01	337	-	(9)	328
Series C2	5/29/2015	6/1/2018	11/30/2018	77.27	77.27	337	-	(15)	322
						3,518	(1,887)	(288)	1,343

		Price				Lot of shares
Series granted	Grant date	1st date of exercise	2nd date of exercise and expiration	At the grant date	End of the year	Number of shares granted (in thousands	Exercised	Not exercised by dismissal	Total in effect
Balance at December 31, 2014
Series A4 - Gold	5/24/2010	5/31/2013	5/31/2014	0.01	0.01	514	(512)	(2)	-
Series A4 - Silver	5/24/2010	5/31/2013	5/31/2014	46.49	46.49	182	(181)	(1)	-
Series A5 - Gold	5/31/2011	5/31/2014	5/31/2015	0.01	0.01	299	(282)	(14)	3
Series A5 - Silver	5/31/2011	5/31/2014	5/31/2015	54.69	54.69	299	(282)	(14)	3
Series A6 - Gold	3/15/2012	3/31/2015	3/31/2016	0.01	0.01	526	(329)	(32)	165
Series A6 - Silver	3/15/2012	3/31/2015	3/31/2016	64.13	64.13	526	(329)	(32)	165
Series A7 - Gold	3/15/2013	3/31/2016	3/31/2017	0.01	0.01	358	(137)	(27)	194
Series A7 - Silver	3/15/2013	3/31/2016	3/31/2017	80	80	358	(137)	(27)	194
Series B1	5/30/2014	5/30/2017	11/30/2017	0.01	0.01	239	(5)	(32)	202
Series C1	5/30/2014	5/30/2017	11/30/2017	83.22	83.22	239	(6)	(31)	202
						3,540	(2,200)	(212)	1,128

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Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

26.  Shareholders’ equity - Continued

26.2.Stock option plan for preferred shares - Continued

(i)   Consolidated information of share-based payment plans

	Shares	Weighted average of exercise price	Weighted average of remaining contractual term	Intrinsic value added

At December 31, 2014
Granted during the year	477	41.61
Canceled during the year	(99)	39.92
Exercised during the year	(830)	32.76
Outstanding at the end of the year	1,128	38.16	1.52	66,905
Total to be exercised at December 31, 2014	1,128	38.16	1.52	66,905

At June 30, 2015
Granted during the period	674	38.64
Canceled during the period	(80)	46.60
Exercised during the period	(379)	33.03
Outstanding at the end of the period	1,343	39.35	2.22	49,664
Total to be exercised at June 30, 2015	1,343	39.35	2.22	49,664

As at June 30, 2015 there were options to be exercised in Series A6.

The amounts recorded in the statement of income, Parent Company and Consolidated, as at June 30, 2015 were R$9 (R$24 as at June 30, 2014).

(ii)  Consolidated information of share-based payment plans – GPA – new series B2 and C2

Company implemented two new shared based plans approved by the shareholders meeting on April 24, 2015.

According to the terms of the plans, each option offers to the beneficiary the right to acquire a preferred share. On both plans, there is a vesting period of 36 months from the date the Board of Directors approved the issuance of the series. The plans will be exercisable in until 36 months from the grant date. The condition for the exercise of the options is the beneficiary to stay as an employee. The series are different, exclusively, in the exercise price of the options and in the existence of a restriction of selling after vesting.

According to the plans, the options granted in each of the series may represent maximum 0.7% of the total shares issued by the Company. For these new series were granted 674 thousands options of shares.

The fair value of each option granted is estimated in the grant date using the Black & Scholes model, considering the following assumptions in series B2 and C2: (a) Dividends expectations of 1.37%; (b) volatility expectation of 24.34% and (c) interest rate of 12.72%.

The expectation of remaining average life of the series outstanding at June 30, 2015 was 2.22 year (1.52 year at December 31, 2014).

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

26.  Shareholders’ equity - Continued

26.2.Stock option plan for preferred shares - Continued

The weighted average fair value of options granted at June 30, 2015 was R$67.57 (R$69.71 at December 31, 2014).

The chart below shows the maximum percentage of interest dilution to which current shareholders will eventually be subject to in the event of exercise, until 2015, of all options granted:

	6.30.2015	12.31.2014

Number of shares	265,662	265,283
Balance of granted series in effect	1,343	1,128
Maximum percentage of dilution	0.51%	0.43%

26.3.Cumulative other comprehensive income

Refers to the cumulative effect of exchange gains and losses on the translation of assets, liabilities and profit (loss) in Brazilian reais, corresponding to the investment of GPA in subsidiary CDiscount. The effect in the Parent Company was R$11 and R$13 for non-controlling interests.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

27.    Net sales of goods and/or services

	Parent Company		Consolidated
	6.30.2015	06.30.2014	6.30.2015	06.30.2014
Gross sales
Goods	11,975	11,845	36,336	33,010
Services rendered	135	125	1,049	789
Financial services	-	-	701	691
Sales returns and cancellations	(212)	(191)	(999)	(984)
	11,898	11,779	37,087	33,506
Taxes	(913)	(926)	(3,743)	(3,294)
		-		-
Net sales	10,985	10,853	33,344	30,212

28.    Expenses by nature

	Parent Company		Consolidated
	6.30.2015	6.30.2014	6.30.2015	6.30.2014

Cost of inventories	(8,027)	(7,955)	(25,368)	(22,526)
Personnel expenses	(1,118)	(1,068)	(2,903)	(2,651)
Outsourced services	(121)	(170)	(1,524)	(1,404)
Functional expenses	(620)	(508)	(927)	(783)
Selling expenses	(190)	(185)	(441)	(369)
Other expenses	(128)	(74)	(545)	(346)
	(10,204)	(9,960)	(31,708)	(28,079)

Cost of goods and/or services sold	(8,027)	(7,955)	(25,368)	(22,526)
Selling expenses	(1,943)	(1,748)	(5,485)	(4,884)
General and administrative expenses	(234)	(257)	(855)	(669)
	(10,204)	(9,960)	(31,708)	(28,079)

29.    Other operating income (expenses), net

	Parent Company		Consolidated
	6.30.2015	6.30.2014	6.30.2015	6.30.2014

Indemnified amounts (*)	(43)	(15)	(45)	(15)
Integration/restructuring expenses (**)	(48)	(46)	(157)	(56)
Loss on disposal of fixed assets	(14)	(10)	(38)	(24)
Reversal of provision (***)	15	-	116	-
Others	(4)	(1)	(29)	3
	(94)	(72)	(153)	(92)

(*) In 2014, expenses incurred related to contingencies amounts referring to prior periods of the association with CB;

(**) Several changes were implemented to suit the Company’s expenses structure, covering all operating and administrative areas, in order to mitigate the effects on inflation of fixed costs and  the  decrease on expenses dilution.

(***) Refers to reversal of provision for risks of  Bartira contingencies, as per note 23.3 and reversal of other expired contingencies in the halfyear.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

30.    Financial income (expenses), net

	Parent Company		Consolidated
	6.30.2015	6.30.2014	6.30.2015	6.30.2014
Financial expenses:
Cost of debt	(334)	(258)	(587)	(475)
Cost of sales of receivables	(31)	(50)	(319)	(365)
Monetary loss	(68)	(35)	(129)	(118)
Other financial expenses	(51)	(39)	(112)	(75)
Total financial expenses	(484)	(382)	(1,147)	(1,033)

Financial income:
Income from cash and cash equivalents	56	50	209	200
Monetary gain	76	52	230	121
Other financial income	-	2	13	12
Total financial income	132	104	452	333

Total	(352)	(278)	(695)	(700)

The hedge effects in the six-month periods ended June 30, 2015 and June 30, 2014 are disclosed in Note 19.1.2(iii).

31.    Earnings per share

The information on earnings per share was presented in the annual financial statements for 2014, in note 31.

The table below presents the determination of net income available to holders of common and preferred shares and the weighted average number of common and preferred shares outstanding used to calculate basic and diluted earnings per share in each reporting period:

	6.30.2015			6.30.2014
	Preferred	Common	Total	Preferred	Common	Total
Basic numerator
Basic earnings allocated	-	-	-	-	-	-
Net income allocated to common and preferred shareholders	163	89	252	328	180	508
	163	89	252	328	180	508

Basic denominator (thousands of shares)
Weighted average of shares	165	100	265	165	100	265

Basic earnings per thousands of shares (R$)	0.98217	0.89288		1.98608	1.80553

Diluted numerator
Net income allocated to common and preferred shareholders	163	89	252	328	180	508
	163	89	252	328	180	508

Diluted denominator
Weighted average of shares (in thousands)	165	100	265	165	100	265
Diluted weighted average of shares (in thousands)	165	100	265	165	100	265
Diluted earnings per thousands of shares (R$)	0.97964	0.89246		1.98166	1.80340

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

32.    Benefit plan

32.1.Pension plan – Cdiscount employees - France

In France, an industry-specific agreement between employers and employees determines the payment of allowances to employees at the date of retirement depending on the years of service rendered and their salary at the age of retirement.

Main assumptions used in determining defined benefit obligations:

Cdiscount
2015
Discount rate	2.20%
Expected rate of future salary increase	3.00%
Retirement age	64

The discount rate is determined by reference to the Bloomberg 15-year AA corporate composite index.

Reconciliation of obligations in the balance sheet

Cdiscount
2015
At December 31, 2014	7
Cost for the period	1
Gain or loss	2
Exchange rate variation	1
At June 30, 2015	11

32.2.Defined contribution plan

In July 2007, the Company established a supplementary defined contribution private pension plan on behalf of its employees to be managed by the financial institution BrasilPrev Seguros e Previdência S.A. The Company pays monthly contributions on behalf of its employees, and the amount paid for the six-month period ended June 30, 2015 is R$2 (R$2 as at June 30, 2014), and employees contribution is R$2(R$3 as at June 30, 2014). The plan had 872 participants as at June 30, 2015 (945 as at June 30, 2014).

33.    Insurance coverage

The insurance coverage as at June 30, 2015 is summarized as follows:

		Parent Company	Consolidated
Insured assets	Covered risks	Amount insured	Amount insured
Property and equipment and inventories	Assigning profit	8,603	22,142
Profit	Loss of profits	4,507	8,636
Cars and others (*)	Damages	409	494

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Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

The Company maintains specific policies for civil liability and directors and officers liability amounting to R$357.

(*)     The value reported above does not include coverage of the hooves, which are insured by the value of 100% of the Foundation Institute of Economic Research – FIPE table.

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Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

34.    Segment information

The information on segments was presented in the annual financial statements for 2014, in note 34.

Management considers the following segments:

•       Retail – includes the banners “Pão de Açúcar”, “Minuto Pão de Açúcar”, “Extra Hiper”, “Extra Supermercado”, “Minimercado Extra”, “Posto Extra”, “Drogaria Extra” and “GPA Malls & Properties”.

•       Home appliances – includes the banners “Ponto Frio” and “Casas Bahia”.

•       Cash & Carry – includes the brand “ASSAÍ”.

•       E-commerce includes the “sites” www.pontofrio.com.br; www.extra.com.br; www.casasbahia.com.br; www.barateiro.com.br, www.partiuviagens.com.br and www.cdiscount.com.br.

Information on the Company’s segments as at June 30 is included in the table below:

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

34.  Segment information – Continued

Description	Retail		Cash & Carry		Home appliances		E-commerce		Total		Eliminations(*)		Total
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Net sales	13,113	12,893	4,756	3,778	9,712	10,974	5,798	2,593	33,379	30,238	(35)	(26)	33,344	30,212
Gross profit	3,627	3,516	651	513	3,186	3,410	512	253	7,976	7,692	-	(6)	7,976	7,686
Depreciation and amortization	(288)	(271)	(46)	(37)	(87)	(68)	(50)	(7)	(471)	(383)	-	-	(471)	(383)
Share of profit of subsidiaries and associates	45	35	-	-	17	14	-	-	62	49	-	-	62	49
Operating income	528	679	102	81	707	908	(263)	39	1,074	1,707	-	-	1,074	1,707
Finance costs	(510)	(422)	(48)	(34)	(453)	(496)	(153)	(108)	(1,164)	(1,060)	17	27	(1,147)	(1,033)
Finance income	209	173	8	9	178	170	74	8	469	360	(17)	(27)	452	333
Profit(loss) before income tax and social contribution	226	430	62	56	431	581	(340)	(60)	379	1,007	-	-	379	1,007
Income tax and social contribution	(46)	(112)	(21)	(19)	(141)	(199)	51	20	(157)	(310)	-	-	(157)	(310)
Net income for the period	179	317	40	37	290	383	(287)	(40)	222	697	-	-	222	697

Current assets	5,485	8,062	1,557	1,709	8,464	10,366	3,976	4,092	19,482	24,229	-	(96)	19,482	24,133
Noncurrent assets	13,961	13,691	1,617	1,492	5,492	5,283	1,688	1,506	22,758	21,972	(603)	(605)	22,155	21,367
Current liabilities	5,459	8,026	1,352	1,832	7,660	9,716	5,345	4,973	19,816	24,547	(603)	(699)	19,213	23,848
Noncurrent liabilities	5,353	5,314	645	235	1,711	1,571	58	52	7,767	7,172	-	(2)	7,767	7,170
Shareholders' equity	8,634	8,413	1,177	1,134	4,585	4,362	261	573	14,657	14,482	-	-	14,657	14,482

 (*)   The eliminations consist of intercompany balances.

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Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, unless otherwise stated)

34.  Segment information – Continued

	Brazil								International
Description	Retail		Cash & Carry		Home appliances		E-commerce		E-commerce		Total		Eliminations (*)		Total
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014

Net operating revenue	13,113	12,893	4,756	3,778	9,712	10,974	3,183	2,593	2,615	-	33,379	30,238	(35)	(26)	33,344	30,212

Current assets	5,485	8,062	1,557	1,709	8,464	10,366	1,756	1,742	2,220	2,350	19,482	24,229	-	(96)	19,482	24,133
Noncurrent assets	13,961	13,691	1,617	1,492	5,492	5,283	945	851	743	655	22,758	21,972	(603)	(605)	22,155	21,367
Current liabilities	5,459	8,026	1,352	1,832	7,660	9,716	2,706	2,475	2,639	2,498	19,816	24,547	(603)	(699)	19,213	23,848
Noncurrent liabilities	5,353	5,314	645	235	1,711	1,571	18	17	40	35	7,767	7,172	-	(2)	7,767	7,170
Shareholders' equity	8,634	8,413	1,177	1,134	4,585	4,362	(23)	101	284	472	14,657	14,482	-	-	14,657	14,482

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, except when otherwise stated)

34.  Segment information – Continued

Company general information

The Company and its subsidiaries operate primarily as a retailer of food, clothing, home appliances and other products. Total revenues are composed of the following types of products:

	6.30.2015	6.30.2014

Food	53.5%	55.1%
Nonfood	46.5%	44.9%
Total sales	100.0%	100.0%

As at June 30, 2015, capital expenditures were as follows:

	6.30.2015	6.30.2014

Food	663	405
Nonfood	323	182
Total capital expenditures	986	587

35.  Events after the reporting period

35.1.Anticipated dividends

The Board of Directors’ meeting held at July 28, 2015 approved the payment of anticipated dividends in the total amount of R$38, of which R$0.15 per preferred share and R$0.136365 per common share.

The dividends will be paid at August 8, 2015. All the shares shall be entitled to dividends on July 28, 2015 base date. As of July 29,  2015, the shares shall be negotiated “ex-rights” to the dividends payment date.

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, except when otherwise stated)

Other information deemed as relevant by the Company.

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (Publicly-held company)					Shareholding at 6/30/2015 (In units)
Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
WILKES PARTICIPAÇÕES S.A.	65,400,000	65.61%	-	0.00%	65,400,000	24.62%
SUDACO PARTICIPAÇÕES LTDA.	28,619,178	28.71%	-	0.00%	28,619,178	10.77%
CASINO GUICHARD PERRACHON *	5,600,052	5.62%	-	0.00%	5,600,052	2.11%
JEAN CHARLES NAOURI	-	0.00%	1	0.00%	1	0.00%
SEGISOR *	-	0.00%	13,460	0.01%	13,460	0.01%
KING LLC *	-	0.00%	852,000	0.51%	852,000	0.32%
PINCHER LLC *	-	0.00%	115,235	0.07%	115,235	0.04%
COFIDOL SAS *	-	0.00%	8,907,123	5.37%	8,907,123	3.35%
TREASURY SHARES	-	0.00%	232,586	0.14%	232,586	0.09%
OTHER	60,621	0.06%	155,861,909	93.90%	155,922,530	58.69%
TOTAL	99,679,851	100.00%	165,982,314	100.00%	265,662,165	100.00%
(*) Foreign Company

COMPANY’S CAPITAL STOCK DISTRIBUTION (COMPANY’S SHAREHOLDER). UP TO THE INDIVIDUAL LEVEL
WILKES PARTICIPAÇÕES S.A							Shareholding at 6/30/2015 (In units)
Shareholder/Quotaholder	Common Shares		Preferred Shares Class A		Preferred Shares Class B		Total
	Number	%	Number	%	Number	%	Number	%
SUDACO PARTICIPAÇÕES LTDA.	24,466,566	60.04%	24,650,000	100.00%	10,073,824	100.00%	59,190,390	78.43%
SEGISOR*	5,078,294	12.46%	-	0.00%	-	0.00%	5,078,294	6.73%
BENGAL LLC*	1,550,000	3.80%	-	0.00%	-	0.00%	1,550,000	2.05%
OREGON LLC*	1,550,000	3.80%	-	0.00%	-	0.00%	1,550,000	2.05%
PINCHER LLC*	1,434,765	3.52%	-	0.00%	-	0.00%	1,434,765	1.90%
GEANT*	4,894,544	12.01%	-	0.00%	-	0.00%	4,894,544	6.49%
TREASURY SHARES	1,775,831	4.36%	-	0.00%	-	0.00%	1,775,831	2.35%
TOTAL	40,750,000	100.00%	24,650,000	100.00%	10,073,824	100.00%	75,473,824	100.00%
(*) Foreign Company

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, except when otherwise stated)

Other information deemed as relevant by the Company.

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
SUDACO PARTICIPAÇÕES LTDA			Shareholding at 6/30/2015 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
PUMPIDO PARTICIPAÇÕES LTDA	3,585,804,572	85.62%	3,585,804,572	85.62%
GEANT INTERNATIONAL B.V.*	602,288,697	14.38%	602,288,697	14.38%
SPICE INVESTMENT 2000 S.A	1	0.00%	1	0.00%
TOTAL	4,188,093,270	100.00%	4,188,093,270	100.00%
(*) Foreign Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
PUMPIDO PARTICIPAÇÕES LTDA			Shareholding at 6/30/2014 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
SEGISOR*	3,633,544,693	100.00%	3,633,544,693	100.00%
SPICE INVESTMENT 2000 S/A	1	0.00%	1	0.00%
TOTAL	3,633,544,694	100.00%	3,633,544,694	100.00%
(*) Foreign Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
SPICE INVESTMENT 2000 S/A			Shareholding at 6/30/2015 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
SEGISOR*	998	99.70%	998	99.70%
Board of Directors	3	0.30%	3	0.30%
TOTAL	1,001	100.00%	1,001	100.00%
(*) Foreign Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
SEGISOR			Shareholding at 6/30/2015 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
CASINO GUICHARD PERRACHON (*)	937,121,094	100.00%	937,121,094	100.00%
TOTAL	937,121,094	100.00%	937,121,094	100.00%
(*) Foreign Company

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2015

(In millions of Brazilian reais, except when otherwise stated)

Other information deemed as relevant by the Company.

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding at 6/30/2015
Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
Controlling parties	99,619,230	99.94%	9,887,819	5.96%	109,507,049	41.22%

Management
Board of Directors	-	0.00%	3	0.00%	3	0.00%
Board of Executive Officers	-	0.00%	27,296	0.02%	27,296	0.01%

Treasury Shares	-	0.00%	232,586	0.14%	232,586	0.09%

Other Shareholders	60,621	0.06%	155,834,610	93.89%	155,895,231	58.68%

Total	99,679,851	100.00%	165,982,314	100.00%	265,662,165	100.00%

Outstanding Shares	60,621	0.06%	155,834,610	93.89%	155,895,231	58.68%

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding at 6/30/2014
Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
Controlling parties	99,619,230	99.94%	9,887,818	5.98%	109,507,048	41.30%

Management
Board of Directors	-	0.00%	3	0.00%	3	0.00%
Board of Executive Officers	-	0.00%	124,256	0.08%	124,256	0.05%

Treasury Shares	-	0.00%	232,586	0.14%	232,586	0.09%

Other Shareholders	60,621	0.06%	155,213,277	93.81%	155,273,898	58.56%

Total	99,679,851	100.00%	165,457,940	100.00%	265,137,791	100.00%

Outstanding Shares	60,621	0.06%	155,213,277	93.81%	155,273,898	58.56%

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 29, 2015	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.